Exhibit 99.2

MAM LENDER TIGER, LLC

MARATHON HEALTHCARE

FINANCE, L.P.

One Bryant Park

38th Floor

New York, NY 10036

Highly Confidential

July 13, 2022

Theratechnologies, Inc.

2015 Peel Street, 11th Floor

Montréal, Québec

Canada H3A 1T8

Attention: Philippe Dubuc

Senior Vice President and

Chief Financial Officer

PROJECT TITAN

$100,000,000 Senior Secured Delayed Draw Term Facility

Commitment Letter

Ladies and Gentlemen:

You have advised Mam Lender Tiger, LLC and Marathon Healthcare Finance, L.P. (collectively, “Marathon” and together with each other person, if any, added as a “Commitment Party” after the date of this Commitment Letter, “we” or “us” and each, a “Commitment Party”) that Theratechnologies, Inc., a corporation governed by the Business Corporations Act (Quebec) (“you”) intends to enter into a senior secured delayed draw term facility in an aggregate principal amount of up to $100,000,000 (the “Senior Secured Term Facility”) on the terms and conditions set forth in, and for the purposes described in, the final draft fully compiled Credit Agreement (including the schedules and exhibits thereto, the “Credit Agreement”) attached hereto as Exhibit A (collectively, the “Transactions”). Capitalized terms used but not defined herein have the meanings assigned to them in the Exhibits and other attachments hereto.

1.	Commitments.

In connection with the Transactions, each Commitment Party commits to provide that percentage of the Senior Secured Term Facility set forth opposite its name on Schedule I (the “Commitment Schedule”) to this Commitment Letter.

The Senior Secured Term Facility will contain the terms set forth in the Credit Agreement, and the commitments of each Commitment Party are subject to the satisfaction or waiver by the Commitment Parties of the Financing Conditions (as defined below). The commitments of the Commitment Parties with respect to the Senior Secured Term Facility shall be on a several, and not joint and several, basis. This commitment letter, together with the Credit Agreement and the other attachments hereto and thereto, is referred to herein as this “Commitment Letter.”

Project Titan– Commitment Letter

2.	Information.

You hereby make the representations and warranties set forth in Section 5 of the Credit Agreement, as of the date hereof and as of the Effective Date, subject only to, for the avoidance of doubt, those items listed in the final draft Disclosure Letter attached hereto as Exhibit B as of the date hereof (the “Disclosure Letter”). The Commitment Parties will be entitled to use and rely on such representations and warranties without responsibility for independent verification thereof, and the Commitment Parties do not assume responsibility for the accuracy or completeness of such representations and warranties.

3.	Fees.

As consideration for the commitments of the Commitment Parties to make the commitments and perform the services described herein, you agree to pay the fees set forth in Section 2.12 of the Credit Agreement. Once paid, such fees will not be refundable under any circumstances, except as otherwise contemplated by the Credit Agreement or otherwise agreed in writing by the parties hereto.

4.	Conditions Precedent; Credit Agreement Signing.

The commitments of each Commitment Party with respect to the Senior Secured Term Facility and each Commitment Party’s agreements to perform the services described herein are subject to the satisfaction (or waiver by the Commitment Parties) of the conditions contained in Section 4 of the Credit Agreement and the execution and delivery of the Credit Agreement and all other Loan Documents (including the Disclosure Letter, as well as the schedules and exhibits to such Loan Documents) in the forms attached hereto as Exhibit A and Exhibit B, with no changes, other than such changes as may be agreed to by the Commitment Parties in their sole discretion (the “Financing Conditions”). You agree to use commercially reasonable efforts to cause the Credit Agreement and such other Loan Documents to be executed and delivered, including the Borrowing Request contemplated thereunder, as promptly as practicable after the date hereof.

5.	Indemnification; Expenses.

You agree to indemnify and hold harmless each Commitment Party and its affiliates and controlling persons and the respective officers, directors, employees, partners, agents and representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”) to the extent provided in Section 10.4 of the Credit Agreement, mutatis mutandis.

You agree to reimburse on demand each Commitment Party to the extent provided in Section 10.3 of the Credit Agreement, mutatis mutandis.

6.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities; Binding Obligations.

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities, and financial planning and benefits counseling) to other companies in respect of which you may have conflicting interests. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to such other companies. You also acknowledge that we do not have any obligation to use, in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from such other companies.

2	Project Titan– Commitment Letter

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether such Commitment Party has advised or is advising you on other matters, (b) each Commitment Party, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not, directly or indirectly, give rise to, nor do you rely on, any fiduciary duty on the part of such Commitment Party, and you waive, to the fullest extent permitted by law, any claims you may have against us for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equity holders, employees or creditors, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that each Commitment Party and its affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that such Commitment Party has no obligation to disclose such interests and transactions to you or your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (f) each Commitment Party has been, is and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity. In addition, each Commitment Party may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you, and such affiliates will be entitled to the benefits afforded to, and subject to the obligations of, such Commitment Party under this Commitment Letter.

You further acknowledge that each Commitment Party and its affiliates may be a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, each Commitment Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for their respective own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you and other companies with which you may have commercial or other relationships. With respect to any securities and/or financial instruments so held by each Commitment Party, its affiliates or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the Transactions and the process leading thereto. Additionally, you acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You will consult with your own advisors concerning such matters and will be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.

We represent and warrant that the Commitment Letter constitutes our legally valid and binding obligation to provide services set forth herein and to fund the Senior Secured Term Facility upon satisfaction or waiver of the Financing Conditions, in each case, enforceable at law and in equity in accordance with their terms. You represent and warrant that the Commitment Letter constitutes your legally valid and binding obligation, enforceable at law and in equity against you in accordance with their terms. No party hereto will take any position that is inconsistent with the foregoing representations and warranties.

7.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter and the commitments hereunder are not assignable by you without the prior written consent of the Commitment Parties, and any attempted assignment without such consent will be null and void.

This Commitment Letter and the commitments hereunder may be assigned by the Commitment Parties to any of their affiliates, with notice to you, upon which the assigning Commitment Party shall be relieved from its obligations under the Commitment Letter to the extent of the commitments assigned and such affiliate shall become a Commitment Party party to this Commitment Letter by joinder in respect of such commitments, effective as of the date of such assignment.

3	Project Titan– Commitment Letter

This Commitment Letter is intended to be solely for the benefit of the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein) and is not intended to create a fiduciary relationship among the parties hereto. Any and all services to be provided by each Commitment Party hereunder may be performed by or through any of its affiliates or branches, and such affiliates and branches will be entitled to the benefits afforded to, and will be subject to the obligations of (including, for the avoidance of doubt confidentiality obligations), such Commitment Party under this Commitment Letter. Except as otherwise set forth herein, this Commitment Letter may not be amended or any provision hereof waived or modified except in a writing signed by each Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including in “.pdf” format) will be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and will not affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The words “execution,” “signed,” “signature,” and words of like import this Commitment Letter or any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. The Commitment Letter supersedes all prior understandings, whether written or oral, among you and us with respect to the Senior Secured Term Facility and sets forth the entire understanding of the parties hereto with respect thereto.

8.	Governing Law; Waiver of Jury Trial; Jurisdiction.

Sections 10.14, 10.15 and 10.16 of the Credit Agreement shall apply to this Commitment Letter, mutatis mutandis.

9.	Confidentiality.

Section 10.7 of the Credit Agreement shall apply to this Commitment Letter, mutatis mutandis.

The obligations under this section with respect to the Commitment will automatically terminate and be superseded by the confidentiality provisions in the Credit Agreement (to the extent set forth therein) upon the Effective Date and in any event will terminate on the first anniversary of the date of this Commitment Letter.

10.	Surviving Provisions.

The compensation (if applicable), information (if applicable), indemnification, expense (if applicable), payment of fees (if applicable), confidentiality, jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained in the Commitment Letter will remain in full force and effect regardless of whether definitive financing documentation is executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitment Parties’ commitments hereunder and the Commitment Parties’ several agreements to provide the services described herein; provided, that your obligations under the Commitment Letter, other than those relating to compensation, information and confidentiality, will automatically terminate and be superseded by the Credit Agreement (with respect to indemnification, to the extent covered thereby) upon consummation of the Transactions and the payment of all amounts owing at such time under the Commitment Letter.

4	Project Titan– Commitment Letter

11.	Patriot Act Notification.

Section 10.17 of the Credit Agreement shall apply to this Commitment Letter, mutatis mutandis.

12.	Acceptance and Termination.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to the Commitment Parties (or their designee) counterparts hereof executed by you. In the event that the Financing Conditions are not satisfied or waived by the Commitment Parties on or prior to the date that is five (5) Business Days after the date hereof, then this Commitment Letter and the commitments and undertakings of the Commitment Parties hereunder will automatically terminate, unless the Commitment Parties, in their discretion, agree to an extension.

[Signature pages follow]

5	Project Titan– Commitment Letter

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours, MAM LENDER TIGER, LLC

By:	/s/ Louis Hanover
Name: Louis Hanover
Title: Authorized Signatory

MARATHON HEALTHCARE FINANCE, L.P. By: Marathon Healthcare Finance Fund GP, LLC

By:	/s/ Louis Hanover
Name: Louis Hanover
Title: Chief Investment Officer

[SIGNATURE PAGE TO COMMITMENT LETTER]

Project Titan

Accepted and agreed to as of

the date first written above:

THERATECHNOLOGIES INC.

By:	/s/ Paul Lévesque
Name: Paul Lévesque
Title: President and Chief Executive Officer

By:	/s/ Philippe Dubuc
Name: Philippe Dubuc
Title: Senior Vice President and Chief Financial Officer

[SIGNATURE PAGE TO COMMITMENT LETTER]

Project Titan

CONFIDENTIAL	SCHEDULE I

PROJECT TITAN

$100,000,000 Senior Secured Delayed Draw Term Facility

“Commitment Schedule”1

[REDACTED: Commitment Portion.]

[1]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Titan– Commitment Letter

Schedule I

CONFIDENTIAL	EXHIBIT A Form of Fully Compiled Credit Agreement

[See attached.]

Project Titan – Commitment Letter

Exhibit A

Exhibit A to Commitment Letter

CREDIT AGREEMENT

dated as of July [•], 2022

among

THERATECHNOLOGIES INC.

as the Borrower,

THE LENDERS PARTY HERETO

as Lenders,

and

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as the Administrative Agent and Collateral Agent

CONTENTS

Section 1.	Definitions; Interpretation	1

1.1	Definitions	1

1.2	Interpretation	23

1.3	Calculations	23

1.4	Judgments	23

1.5	Changes in IFRS	24

1.6	Quebec Interpretation Clause	24

Section 2.	Credit Facilities	25

2.1	Loans	25

	2.1.1 Loans	25

	2.1.2 General	25

2.2	Loan Accounting	25

	2.2.1 Recordkeeping	25

	2.2.2 Notes	25

2.3	Interest	26

	2.3.1 Interest Rate	26

	2.3.2 Interest Payments	26

	2.3.3 Computation of Interest	27

	2.3.4 Original Issue Discount	27

	2.3.5 SOFR Rate not Determinable	27

2.4	Amortization; Prepayment	28

	2.4.1 Amortization	28

	2.4.2 Mandatory Prepayment	28

	2.4.3 Voluntary Prepayment	29

	2.4.4 Notice of Prepayments	29

2.5	Payment Upon Maturity	29

2.6	Making of Payments	29

2.7	Application of Payments and Proceeds	29

2.8	Interest Payment Dates	29

2.9	Set-off	29

2.10	Currency Matters	29

2.11	Protective Advances	29

2.12	Fees	30

	2.12.1 Prepayment Premium Amount	30

	2.12.2 Facility Fee	30

	2.12.3 Agent Fees	31

Section 3.	Yield Protection	31

3.1	Taxes	31

3.2	Increased Cost; Illegality	33

3.3	Mitigation of Circumstances; Replacement of Lenders	35

3.4	Compensation for Losses	35

3.5	Conclusiveness of Statements; Survival	36

3.6	Interest Act (Canada)	36

Section 4.	Conditions Precedent	36

4.1	Effective Date	36

	4.1.1 Delivery of Documents	36

	4.1.2 Representations and Warranties	37

	4.1.3 No Default	37

	4.1.4 No Material Adverse Change	37

	4.1.5 Delivery of a Borrowing Request	37

4.2	Closing Date	38

	4.2.1 Delivery of Documents	38

	4.2.2 Representations and Warranties	39

	4.2.3 No Default	39

	4.2.4 No Material Adverse Change	39

	4.2.5 Payment of Fees and Expenses	39

4.3	Funding Dates	40

	4.3.1 Delivery of Documents	40

	4.3.2 Hurdles	40

	4.3.3 Fees and Expenses	41

	4.3.4 Officer’s Certificate	41

	4.3.5 Solvency Certificate	41

	4.3.6 Representations and Warranties	41

	4.3.7 No Default	41

	4.3.8 No Material Adverse Effect	41

Section 5.	Representations and Warranties	41

5.1	Organization	41

5.2	Authorization; No Conflict	41

5.3	Validity; Binding Nature	42

5.4	Financial Condition	42

5.5	No Material Adverse Change	42

5.6	Litigation	42

5.7	Ownership of Properties; Liens; Real Property	43

5.8	Capitalization; Subsidiaries	43

5.9	Pension Plans	43

5.10	Compliance with Law; Investment Company Act; Health Care Laws	44

5.11	Margin Stock	45

5.12	Taxes	45

5.13	Solvency	45

5.14	Environmental Matters	45

5.15	Insurance	46

5.16	Information	46

5.17	Intellectual Property	46

5.18	Labor Matters	48

5.19	No Default	49

5.20	Foreign Assets Control Regulations and Anti-Money Laundering	49

	5.20.1 OFAC	49

	5.20.2 PATRIOT Act	49

	5.20.3 Anti-Corruption Laws	49

5.21	Non-Competes	50

5.22	Material Contracts; Key Agreements	50

5.23	Products	50

5.24	Existing Debt; Investments	51

5.25	Affiliated Agreements	51

5.26	Names; Locations of Offices, Records and Collateral; Deposit Accounts	51

5.27	Broker’s or Finder’s Commissions	52

Section 6.	Affirmative Covenants	52

6.1	Information	52

	6.1.1 Annual Reports	52

	6.1.2 Quarterly Reports	52

	6.1.3 Compliance Certificate	53

	6.1.4 Monthly Reports	53

	6.1.5 Board Materials and Minutes	53

	6.1.6 Notice of Default; Litigation; ERISA Matters	53

	6.1.7 Budgets	55

	6.1.8 Reports to Governmental Authorities and Shareholders	55

	6.1.9 Updated Schedules to the U.S. Security Agreement	55

	6.1.10 Information Regarding Products	55

	6.1.11 Other Information	56

6.2	Books; Records; Inspections	56

6.3	Maintenance of Property; Insurance	57

6.4	Compliance with Laws and Contractual Obligations; Payment of Taxes and Liabilities	58

6.5	Maintenance of Existence	58

6.6	Governmental Approvals	58

6.7	Environmental Matters	58

6.8	Further Assurances	59

6.9	Compliance with Health Care Laws	60

6.10	Conference Calls	61

6.11	Payment of Debt	62

6.12	Irish Financial Assistance	62

6.13	[Reserved]	62

6.14	Post-Closing Obligations	62

Section 7.	Negative Covenants	62

7.1	Debt	62

7.2	Liens	63

7.3	Restricted Payments	65

7.4	Mergers; Consolidations; Asset Sales	65

7.5	Modification of Organizational Documents and Material Contracts	66

7.6	Use of Proceeds	67

7.7	Transactions with Affiliates	67

7.8	Inconsistent Agreements	67

7.9	Business Activities	68

7.10	Investments	68

7.11	Fiscal Year	69

7.12	Deposit Accounts and Securities Accounts	69

7.13	Sale-Leasebacks	69

7.14	Regulatory Matters	69

7.15	Subsidiaries	69

7.16	Subordinated Debt	70

7.17	Benefit Plans	70

7.18	Truth of Statements	70

7.19	Financial Covenants	70

	7.19.1 Liquidity	70

	7.19.2 Net Revenue	70

Section 8.	Events of Default; Remedies	70

8.1	Events of Default	70

	8.1.1 Payment Default	70

	8.1.2 No Default Under Other Debt; Material Contracts	70

	8.1.3 Bankruptcy; Insolvency	71

	8.1.4 Non-Compliance with Loan Documents	72

	8.1.5 Representations; Warranties	72

	8.1.6 Judgments	72

	8.1.7 Restraint on Business	72

	8.1.8 Invalidity of Collateral Documents	72

	8.1.9 Lien Priority	72

	8.1.10 Governmental Approvals	72

	8.1.11 Invalidity of Subordination Provisions	73

	8.1.12 Change of Control	73

	8.1.13 Material Adverse Change	73

	8.1.14 Benefit Plan Liability	73

	8.1.15 Key Person Event	73

8.2	Remedies	73

8.3	Application of Funds	73

Section 9.	The Agents	74

9.1	Appointment; Authorization	74

9.2	Delegation of Duties	74

9.3	Exculpatory Provisions	75

9.4	Reliance by Agents	76

9.5	Successor Agent	77

v

9.6	Non-Reliance on the Agents	77

9.7	Collateral Matters	77

9.8	Reimbursement by Lenders	77

9.9	No Other Duties, Etc	78

9.10	Appointment of Collateral Agent as Hypothecary Representative	78

9.11	Appointment of Collateral Agent as Security Trustee	78

9.12	Erroneous Payments	80

Section 10.	Miscellaneous	81

10.1	Waiver; Amendments	81

10.2	Notices	83

10.3	Costs; Expenses	84

10.4	Indemnification by the Borrower	84

10.5	Marshaling; Payments Set Aside	84

10.6	Nonliability of the Lenders	85

10.7	Confidentiality	85

10.8	Captions	85

10.9	Nature of Remedies	86

10.10	Counterparts; Electronic Execution	86

10.11	Severability	87

10.12	Entire Agreement	87

10.13	Successors and Assigns	87

	10.13.1 Successors and Assigns Generally	87

	10.13.2 Assignment and Assumption	88

	10.13.3 Participations	88

10.14	Governing Law	88

10.15	Forum Selection; Consent to Jurisdiction; Service of Process	89

10.16	Waiver of Jury Trial	89

10.17	Patriot Act Notification	89

10.18	Information Waiver and Revocation	90

SCHEDULES

Schedule 1.1	Commitments
Schedule 10.2	Addresses for Notices

EXHIBITS

Exhibit A	Form of Note
Exhibit B	Form of Compliance Certificate
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Guarantee
Exhibit E	Form of U.S. Security Agreement
Exhibit F	Form of Pledge Agreement
Exhibit G	Form of Deed of Hypothec
Exhibit H	Form of Irish Security Agreement
Exhibit I	Form of Irish Share Charge
Exhibit J	Form of Assignment and Assumption

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of July [•], 2022, is made by and among Theratechnologies Inc., a corporation governed by the Business Corporations Act (Quebec) (the “Borrower”), U.S. Bank Trust Company, National Association, as administrative agent and collateral agent under the Loan Documents (in such capacities, together with their respective successors and assigns, “Administrative Agent” and “Collateral Agent”, and from time to time referred to herein without differentiation as an “Agent” and collectively as the “Agents”) for the financial institutions from time to time party to this Agreement as lenders (collectively, with their permitted successors and assignees, the “Lenders”), and the Lenders from time to time party hereto.

WHEREAS, the Borrower has agreed to enter into this Agreement with the Lenders and the Agents evidencing the Lenders’ agreement to advance, and the Borrower’s agreement to incur the Loans on the terms and conditions set forth herein, and in connection therewith, for the parties to make the representations and warranties, covenants and undertakings as hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1. Definitions; Interpretation.

1.1 Definitions. When used herein the following terms shall have the following meanings:

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of all or substantially all of any division or line of business of a Person, (b) the acquisition of in excess of 50% of the Capital Stock of any Person, or otherwise causing any Person to become a Subsidiary, (c) a merger, consolidation, amalgamation or any other combination with another Person (other than a combination between two Persons that prior to the merger, consolidation, amalgamation or combination were already Loan Parties) and (d) the acquisition from any Person of a brand, line of business, division, branch or product line, or of marketing rights, patent rights or other Intellectual Property rights with respect to a product line, operating division, product or potential product or other unit of operation.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to the Term SOFR for such calculation plus 0.11448%.

“Administrative Agent” has the meaning set forth in the preamble hereof.

“Affiliate” means, with respect to any Person, (a) any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person or (b) any employee, manager, officer or director of such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers, or power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. Unless expressly stated otherwise herein, neither any Agent nor any Lender shall be deemed an Affiliate of any Loan Party.

“Agent” and “Agents” have the meanings specified in the preamble hereto.

“Agent Fee Letter” means that certain letter agreement dated as of July 1, 2022, among the Borrower and the Agents, in each case relating to the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Currency” has the meaning set forth in Section 1.4.

“Amortization Date” means the second anniversary of the Closing Date; provided that if the Tranche Three Loans are funded on or prior to December 31, 2023, the Amortization Date will be the third anniversary of the Closing Date.

“Applicable Contract Rate” means the per annum rate of interest (based on a year of 360 days) equal to Adjusted Term SOFR plus 9.5%, payable in cash.

“Applicable Law” means in relation to any subject all provisions applicable to that subject of all (i) constitutions, treaties, statutes, laws, rules, regulations and ordinances of any Governmental Authority, (ii) authorizations, consents, approvals, permits or licenses issued by, or a registration or filing with, any Governmental Authority and (iii) orders, decisions, judgments, awards and decrees of any Governmental Authority (including common law and principles of public policy).

“Benefit Plan” means any: (i) Pension Plan, (ii) Multiemployer Pension Plan, (iii) Non-U.S. Pension Plan, (iv) plan that provides welfare benefits to terminated employees, other than to the extent required by section 4980B(f) of the IRC and the corresponding provisions of ERISA or similar local law and for which the participant pays the full cost, (v) plan that provides medical insurance, dental insurance, vision insurance, life insurance or long-term disability benefits and that is not fully insured by a third party insurance company, (vi) any Canadian Defined Benefit Plan or (vii) Irish defined benefit pension scheme.

“Board” means the Board of Directors of Borrower.

“Borrower” has the meaning set forth in the Preamble.

“Borrower Materials” has the meaning set forth in Section 10.2(b).

“Borrowing Request” means an irrevocable written notice of borrowing substantially in the form attached hereto as Exhibit C delivered by the Borrower to the Administrative Agent and appropriately specifying (a) the aggregate principal amount of the Loans to be incurred, (b) the date of such borrowing (which shall be a Business Day), (c) the account details and wiring instructions for the Borrower and (d) that the applicable conditions set forth in Section 4.2 of this Agreement have been satisfied.

“Business Day” means any day on which commercial banks are open for commercial banking business in New York, New York or place of payment on the Loans.

“Canadian Benefit Plan” means any plan, agreement, fund, program, practice or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, supplemental pension, retirement or savings benefits, under or in relation to which any Loan Party has any obligation to make any contribution or may have any liability with respect to any current or former employee, officer, director or contractor employed in Canada (or any spouses, dependents, survivors or beneficiaries of any such persons), including any Canadian Pension Plans but excluding any statutory benefit plans which the Loan Party is required to participate in or comply with, such as the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation.

“Canadian Defined Benefit Plan” means each Canadian Pension Plan with a “defined benefit provision” as such term is defined in the Income Tax Act (Canada).

“Canadian FDA” means the Food and Drugs Act (Canada) and all regulations thereunder as amended from time to time.

“Canadian Insolvency Laws” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), Companies’ Creditors Arrangement Act (Canada), the Winding-up Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, dissolution, corporate statutes where such statute is used by a Person to propose an arrangement involving the compromise of claims of creditors or similar provincial, territorial, federal or other applicable jurisdictional debtor relief laws of Canada or any similar Canadian federal or provincial insolvency law for the relief of debtors as now or hereinafter in effect.

“Canadian Loan Party” means any Loan Party that is existing under the Laws of any province of Canada or that has its registered office, its head office, its chief executive office, a place of business, any tangible or corporeal property or any account subject to a Lien in favor of the Collateral Agent for the benefit of the Agents and the Lenders in any province of Canada.

“Canadian Multi-Employer Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada) and to which any Loan Party is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by the Loan Party, whether existing on the Effective Date or which would be considered a Canadian Multi-Employer Plan if assumed, adopted or otherwise participated in or contributed to by the Loan Party thereafter.

“Canadian Pension Plan” means any Canadian Defined Benefit Plan and any Canadian Multi-Employer Plan.

“Canadian PPSA Loan Party” means any Loan Party that is existing under the Laws of any province of Canada (other than the Province of Quebec) or that has its registered office, its head office, its chief executive office, a place of business, any tangible or corporeal property or any account subject to a Lien in favor of the Collateral Agent for the benefit of the Agents and the Lenders in any province of Canada (other than the Province of Quebec).

“Canadian Security Documents” means any Deeds of Hypothec, including any powers of attorney associated therewith, Canadian security agreements or other security documents, account control agreements or blocked account agreements governed by the Laws of any province of Canada (in form and substance reasonably satisfactory to the Collateral Agent as to its rights, duties and obligations and the Required Lenders) and granted by any one or more Canadian PPSA Loan Parties or Quebec Loan Parties.

“Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with IFRS, is accounted for as a finance lease on the balance sheet of such Person.

“Capital Stock” means all shares of capital stock (whether denominated as common stock or preferred stock, common shares or preferred shares), equity interests, shares, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in, or Stock Equivalents (regardless of how designated) of, a Person (other than an individual), whether voting or non-voting.

“Cash Equivalent Investment” means, at any time, (a) any evidence of Debt, maturing not more than one year after such time, issued or guaranteed by the United States or Canadian government or any agency thereof, (b) commercial paper, or corporate demand notes, in each case rated at least A-l by S&P Global Ratings or P-l by Moody’s Investors Service, Inc. or the equivalent from DBRS Morningstar or Fitch Ratings, (c) any certificate of deposit (or time deposit represented by a certificate of deposit) or banker’s acceptance maturing not more than one year after such time, or any overnight Federal Funds transaction that is issued or sold by a commercial banking institution that is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $500,000,000, (d) any repurchase agreement entered into with any commercial banking institution of the nature referred to in clause (c) above which (i) is secured by a fully perfected security interest in any obligation of the type described in any of clauses (a) through (c) above and (ii) has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such commercial banking institution thereunder, (e) money market accounts or mutual funds which invest predominantly in assets satisfying the foregoing requirements and (f) other short term liquid investments approved in writing by the Required Lenders.

“Casualty Event” means the damage, destruction or condemnation, as the case may be, of property of any Person or any of its Subsidiaries.

“Change of Control” means an event or series of events by which:

(a) any “person” or “group” (within the meaning of the Exchange Act and the rules of the SEC thereunder), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, beneficially or of record, of Capital Stock representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of Borrower (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(b) any Person or group of Persons who are acting jointly or in concert (as contemplated by the Securities Act (Ontario) and related regulations) shall at any time have the right to acquire, directly or indirectly, beneficially or of record, Capital Stock of Borrower having attributed to it more than 30% of the outstanding voting rights represented by all of the issued and outstanding Capital Stock of Borrower;

(c) a majority of the seats (other than vacant seats) on the Board shall at any time be occupied by a Person or group of Persons, acting jointly or in concert (other than the Lender or an Affiliate thereof) that acquires, directly or indirectly, a sufficient number of shares of the Borrower to which are attached votes that are sufficient, if exercised or cast, to elect a majority of the directors of the Borrower;

(d) Borrower shall cease to own, directly or indirectly, beneficially and of record, 100% of the issued and outstanding Capital Stock of any of its Subsidiaries (except in a transaction permitted under this Agreement);

(e) all or substantially all of the assets of the Borrower or any of the Guarantors are sold, conveyed, transferred or otherwise disposed of in any one or series of related transactions, directly or indirectly (except in a transaction or series of transactions permitted under this Agreement); or

(f) any “Change of Control” (or any comparable term) shall occur under any agreement evidencing Debt in excess of $500,000.

“Closing Date” means the date on which the conditions set forth in Section 4.2 for the funding of the Tranche One Loans have been satisfied or waived in writing by the Lenders or, at the direction of the Lenders, the Agents, and the Tranche One Loans have been funded.

“CMS” means the Center for Medicare and Medicaid Services of the United States of America.

“Collateral” means all collateral described or referred to in any Collateral Document that is or is intended to be subject to any Lien granted by any Loan Party to the Collateral Agent or the Hypothecary Representative for the benefit of the Agents and the Lenders.

“Collateral Access Agreement” means an agreement in form and substance satisfactory to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations) in their reasonable discretion pursuant to which a mortgagee or lessor of real property on which Collateral is stored or otherwise located, or a warehouseman, processor or other bailee of inventory or other property owned by any Loan Party, acknowledges the Liens of the Collateral Agent and waives (or, if approved by the Required Lenders, subordinates) any Liens held by such Person on such property, and, in the case of any such agreement with a mortgagee or lessor, permits the Collateral Agent reasonable access to and use of such real property during the continuance of an Event of Default to assemble, collect and sell any Collateral stored or otherwise located thereon.

“Collateral Agent” has the meaning set forth in the preamble hereof.

“Collateral Documents” means, collectively, the Guarantee, the U.S. Security Agreement, each IP Security Agreement, the Canadian Security Documents, the Irish Collateral Documents, each Mortgage, each Pledge Agreement, any Collateral Access Agreement, any Control Agreement and each other agreement or instrument pursuant to or in connection with which any Loan Party grants a security interest in any Collateral to the Collateral Agent for the benefit of the Agents and the Lenders or pursuant to which any such security interest in Collateral is perfected, each as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

“Commitments” means, the Tranche One Commitment, the Tranche Two Commitment the Tranche Three Commitment and the Tranche Four Commitment.

“Commitment Schedule” means the Schedule attached hereto as Schedule 1.1.

“Compliance Certificate” means a certificate substantially in the form of Exhibit B hereto.

“Conforming Changes” means any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Term SOFR,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), the definition of “SOFR,” the definition of “U.S. Government Securities Business Day,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods and other technical, administrative or operational matters) that the Required Lenders decide may be appropriate to reflect the adoption and implementation of Loans based on SOFR and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Required Lenders decide that adoption of any portion of such market practice is not administratively feasible or if the Required Lenders decide that no market practice for the administration of SOFR exists, in such other manner of administration as the Required Lenders decide is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Net Income” means, with respect to the Borrower and its Subsidiaries, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries for such period, excluding any gains or non-cash losses from Dispositions (other than the sale of inventory), any extraordinary gains or extraordinary non-cash losses and any gains or non-cash losses from discontinued operations.

“Contingent Obligation” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, to provide security for the obligations of a debtor or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the Capital Stock of any other Person. The amount of any Person’s obligation in respect of any Contingent Obligation shall (subject to any limitation set forth therein) be deemed to be the principal amount of the indebtedness, obligation or other liability supported thereby or the amount of the dividends or distributions guaranteed, as applicable.

“Control Agreement” means a customary tri-party deposit account, securities account or commodities account control agreement or blocked account control agreement by and among the applicable Loan Party, the Collateral Agent and the depository, securities intermediary or commodities intermediary, for the purpose of establishing the Collateral Agent’s control of such deposit account, bank account or securities account under applicable United States, Quebec or other law, each in form and substance reasonably satisfactory to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations).

“Controlled Group” means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with a Loan Party, are treated as a single employer under Section 414 of the IRC or Section 4001 of ERISA.

“Convertible Notes” means the $57,500,000 aggregate principal amount of 5.75% Convertible Unsecured Notes due 2023 outstanding as of the Effective Date, issued under the Convertible Notes Indenture.

“Convertible Notes Indenture” means the Trust Indenture, dated as of June 19, 2018, by and between the Borrower and Computershare Trust Company of Canada, as the notes trustee, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof.

“Copyrights” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Applicable Law in copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith.

“Costs” means, with respect to any Person, (a) all fees and charges of any counsel, accountants, auditors, appraisers, consultants and other professionals to such Person, as selected by such Person in its sole discretion, and (b) all court costs and similar legal expenses.

“DEA” means the Federal Drug Enforcement Administration of the United States of America.

“Debt” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all indebtedness of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person as lessee under Capital Leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with IFRS, (d) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable incurred in the ordinary course of business that do not have payment terms exceeding 90 days and are not overdue for more than 60 days), (e) all indebtedness of the types listed in clauses (a) through (d) and clauses (f) through (k) of this definition secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person (with the amount thereof being measured as the lesser of (x) the aggregate unpaid amount of such indebtedness and (y) the fair market value of such property), (f) all obligations, contingent or otherwise, with respect to letters of credit (whether or not drawn), banker’s acceptances and surety bonds issued for the account of such Person, (g) all Hedging Obligations of such Person, (h) all Contingent Obligations of such Person for obligations of any other Person constituting Debt (under another clause of this definition) of such Person, (i) earn-out, purchase price adjustment and similar obligations, (j) all obligations of such Person under any synthetic lease transaction, where such obligations are considered borrowed money indebtedness for tax purposes but the transaction is classified as an lease that is not a finance lease in accordance with IFRS and (k) all indebtedness of the types listed in clauses (a) through (j) of any partnership of which such Person is a general partner.

“Deed of Hypothec” means the deed of hypothec governed by the Laws of the Province of Quebec granted by each Quebec Loan Party in favor of the Hypothecary Representative, and any other deed of hypothec granted after the Closing Date by any additional Quebec Loan Parties in favor of the Hypothecary Representative, each substantially in the form of Exhibit G hereto or any other form reasonably satisfactory to the Collateral Agent (as to its rights, duties and obligations) and the Required Lenders.

“Default” means any event that, if it continues uncured, will, with the lapse of time or the giving of notice or both, constitute an Event of Default.

“Default Rate” has the meaning set forth in Section 2.3.1(c).

“Disclosure Letter” means the letter dated as of the Effective Date delivered by the Loan Parties to the Agents and the Lenders in connection with the execution and delivery of this Agreement.

“Disposition” has the meaning set forth in Section 7.4(b).

“Disqualified Stock” means any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures or is mandatorily redeemable (other than upon a change of control or an optional redemption by the issuer thereof), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than upon a change of control), in whole or in part, on or prior to the date that is ninety-one (91) days following the stated maturity date of the Loans, (b) unless at the sole option of the issuer thereof, is convertible into or exchangeable for (i) debt securities or (ii) any Capital Stock referred to in (a) above, in each case, at any time on or prior to the date that is ninety-one (91) days following the Tranche Four Commitment Termination Date, or (c) is entitled to an earnout or dividend or distribution (other than for Taxes attributable to the operations of the business of the Loan Parties) prior to the time that the Obligations are Paid in Full and all Commitments to lend, in each case, have terminated.

“Dollar” and “$” mean lawful currency of the United States of America.

“EBITDA” means, for the Borrower and its Subsidiaries for any period, Consolidated Net Income for such period plus, to the extent deducted in determining such Consolidated Net Income for such period (and without duplication):

(a) Interest Expense;

(b) income tax expense (including tax accruals) in accordance with IFRS;

(c) depreciation and amortization (but excluding patent amortization);

(d) any non-cash charges or expenses in the ordinary course of business other than any such non-cash item to the extent it represents an accrual of, or reserve for, anticipated cash expenditures in any future period; and

(e) extraordinary and non-recurring losses, costs or expenses outside the ordinary course of business and approved by the Required Lenders in their sole discretion;

minus (without duplication)

(f) (i) all cash payments during such period relating to non-cash charges made during such period which were added back in determining EBITDA in any prior period and (ii) interest income and income tax credits and refunds (to the extent not netted from tax expense).

“Egrifta Human Factors Study” means a Human Factors Study commissioned by the Borrower in connection with the F4 formulation of EGRIFTA SV® and executed by Improvita, Inc., or any other reputable firm conducting similar activities as may be designated by Borrower, which (a) meets the requirements listed in (i) FDA Guidance—Applying Human Factors and Usability Engineering to Medical Devices (February 2016), (ii) FDA Guidance—Safety Considerations for Product Design to Minimize Medication Errors (April 2016), (iii) Draft FDA Guidance—Human Factors Studies and Related Clinical Study Considerations in Combination Product Design and Development (February 2016), (iv) FDA Guidance—Safety Considerations for Container Labels and Carton Labeling Design to Minimize Medication Errors (May 2022), (v) Draft FDA Guidance—Contents of a Complete Submission for Threshold Analyses and Human Factors Submissions to Drug and Biologic Applications (Sept 2018), (vi) Draft FDA Guidance: Instructions for Use — Patient Labeling for Human Prescription Drug and Biological Products and Drug-Device and Biologic-Device Combination Products — Content and Format (July 2019), and (b) is aimed at obtaining FDA approval of the instruction for use leaflet related to the administration of EGRIFTA SV®.

“Effective Date” means the date on which the conditions set forth in Section 4.1 have been satisfied or waived in writing by the Lenders or, at the direction of the Lenders, the Agents.

“Environmental Claims” means all claims, however asserted, by any governmental, regulatory or judicial authority or other Person alleging potential liability or responsibility under or for violation of any Environmental Law, or for release of Hazardous Substances or injury to the environment or any Person or property or natural resources.

“Environmental Laws” means all present or future federal, state, provincial or local laws, statutes, common law duties, rules, regulations, ordinances and codes, including all amendments, together with all administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case relating to any matter arising out of or relating to health and safety, or pollution or protection of the environment, natural resources or the workplace, including any of the foregoing relating to the presence, use, production, recycling, reclamation, generation, handling, transport, treatment, storage, disposal, distribution, discharge, release, emission, control, cleanup or investigation or management of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Borrower and/or any of its Subsidiaries, is, or was within the last six preceding plan years, treated as a single employer under Section 414(b) or (c) of the IRC, or solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is, or was within the last six preceding plan years, treated as a single employer under Section 414 of the IRC. Any trade or business that was an ERISA Affiliate under the preceding sentence during the six preceding plan years shall be deemed an ERISA Affiliate hereunder solely with respect to liabilities asserted against the Borrower or any of its Subsidiaries under the Code or ERISA attributable to the period such trade or business was in fact an ERISA Affiliate under the preceding sentence.

“Event of Default” means any of the events described in Section 8.1.

“examiner” has the meaning given to that term in Section 2 of the Irish Companies Act and “examinership” shall be construed accordingly.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Accounts” means any accounts maintained by the Borrower or its Subsidiaries (a) exclusively used for payroll, taxes and other employee wage, pension and benefit payments to or for the benefit of such Borrower’s or any of its Subsidiaries’ employees in an amount not to exceed the amount required for one payroll period at any time, (b) any accounts in any jurisdiction other than Canada or the United States; provided that the aggregate amount contained in accounts under this clause (b) shall at no time exceed €500,000, and (c) any accounts relating to credit card facilities or arrangements with National Bank of Canada and J.P. Morgan Chase; provided that the aggregate amount contained in accounts under this clause (c) shall at no time exceed $1,000,000.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Lender or required to be withheld or deducted from a payment to a Lender: (a) Taxes imposed on or measured by the Lender’s net income (however denominated), franchise Taxes in lieu of Taxes on net income, and branch profits Taxes, in each case (i) imposed by the jurisdiction under which such Lender is organized, has its principal office or has its lending office or (ii) that are Other Connection Taxes, (b) U.S. federal withholding Taxes pursuant to a law in effect at the time such Lender first becomes a party to this Agreement or such Lender changes its lending office, except to the extent that, pursuant to Section 3.1(a), amounts with respect to such Taxes were payable to such Lender’s assignor immediately before such Lender became a party hereto or before such Lender changed its lending office, as the case may be, (c) any Canadian federal withholding Taxes imposed on the payment as a result of having been, or deemed to be, made to a Lender that at the time of making such payment or deemed payment, (i) is a person with which a Loan Party does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)), or (ii) is a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Loan Party or does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) with such a “specified shareholder” (other than where the non-arm’s length relationship arises, or where the Loan Party is a “specified shareholder” or does not deal at arm’s length with a “specified shareholder”, in connection with or as a result of the Loan Party having become a party to, received or perfected a security interest under or received or enforced any rights under, a Loan Document), (d) Taxes attributable to such Lender’s failure to comply with Section 3.1(e), and (e) any withholding Taxes imposed pursuant to FATCA.

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Loan Party or any Subsidiary not in the ordinary course of business, including tax refunds, pension plan reversions, proceeds of insurance (other than from Casualty Events), condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustments.

“Facility Fee” has the meaning set forth in Section 2.12.2.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor provision that is substantively comparable and not materially more burdensome to comply with), and any current or future regulations issued thereunder or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the IRC.

“FD&C Act” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., as amended, including all regulations promulgated by the FDA thereunder.

“FDA” means the U.S. Food and Drug Administration.

“FDA Authorization” the entitlement or right granted by the FDA to distribute and market the Products.

“Fiscal Quarter” means the three-month period ending on the last day of February, May, August and November of any Fiscal Year.

“Fiscal Year” means the 12-month period ending on November 30th of each year.

“FRB” means the Board of Governors of the Federal Reserve System or any successor thereto.

“Funding Date” means the date on which the conditions set forth in Section 4.3 with respect to the Tranche Two Loans, the Tranche Three Loans or the Tranche Four Loans, as applicable, have been satisfied or waived by the Agents (acting solely at the written direction of the Required Lenders) or the Lenders in their sole discretion, and the Tranche Two Loans, the Tranche Three Loans or the Tranche Four Loans, as applicable, are funded.

“Governmental Approval” means any consent, authorization, approval, order, clearance, license, franchise, permit, certificate, accreditation, qualification, registration, filing, notice or rights, of, issued by, from or to, or other act by or in respect of, any Governmental Authority or self-regulatory authority, including any FDA Authorization and any Health Canada Authorization.

“Governmental Authority” means any nation or government, any state, province, municipality or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank), any other applicable regulatory or competent authority or notified body (as such terms are understood in the European Union), and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Guarantee” means the guarantee executed and delivered by each Guarantor, substantially in the form of Exhibit D hereto or any other form reasonably acceptable to the Required Lenders and the Agents (as to their rights, duties and obligations), as amended, supplemented, amended and restated or otherwise modified from time to time.

“Guarantors” means the Irish Guarantor, Theratechnologies U.S., Inc., a Delaware corporation, Theratechnologies Intercontinental Inc., a corporation governed by the Business Corporations Act (Quebec), Theratechnologies Europe Inc., a corporation governed by the Business Corporations Act (Quebec) and Pharma-G Inc., a corporation governed by the Business Corporations Act (Quebec), and each other Person who now or hereafter guarantees payment of all or a portion of the Obligations.

“Hazardous Substances” means any waste, chemical, substance, or material listed, defined, classified, or regulated as a hazardous waste, hazardous substance, pollutant, contaminant, toxic substance, or hazardous, dangerous or radioactive material, chemical or waste or any waste, chemical, substance or material otherwise regulated by any Environmental Law, including, without limitation, any petroleum or any derivative, waste, or byproduct thereof, radon, asbestos, and polychlorinated biphenyls, and any other substance, the storage, manufacture, disposal, treatment, generation, use, transportation, remediation, release into or concentration in the environment of which is prohibited, controlled, regulated or licensed by any governmental authority under any Environmental Law.

“Health Canada” means the Canadian federal regulatory authority known as Health Canada which has the administrative authority to regulate, among other things, the approval, distribution, marketing and sale of pharmaceuticals, biologics and medical devices in Canada.

“Health Canada Authorization” means the authorization, entitlement or right granted by Health Canada to distribute and/or market the Products in Canada.

“Health Care Laws” mean all applicable foreign, federal, state and provincial laws, including but not limited to fraud and abuse laws, relating to healthcare products, pharmaceutical products, laboratory facilities and services, healthcare providers, healthcare professionals, healthcare facilities, clinical research facilities or healthcare payors, including but not limited to (i) the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the Stark Law (42 U.S.C. §1395nn and §1395(q)), the civil False Claims Act (31 U.S.C. §3729 et seq.), TRICARE (10 U.S.C. Section 1071 et seq.), Section 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statues; (ii) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), and the regulations promulgated thereunder, (iii) the Personal Information Protection and Electronic Documents Act (Canada), the Personal Health Information Protection Act (Ontario) and any comparable or similar law of a Canadian province governing the collection, use, disclosure or protection of personal information, personal health information or health information, and the regulations promulgated thereunder, (iv) Medicare (Title XVIII of the Social Security Act) and the regulations promulgated thereunder; (v) Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder; (vi) the FD&C Act and all applicable requirements, regulations and guidances issued thereunder by the FDA; (vii) the Canadian FDA and all policies and guidance issued in respect of the Canadian FDA by Health Canada; (viii) the Controlled Substances Act, as amended, and all applicable requirements, regulations and guidances issued thereunder by the DEA; (ix) the Controlled Drugs and Substances Act (Canada) and the regulations promulgated thereunder, as amended from time to time, and all policies and guidance issued in respect of the Controlled Drugs and Substances Act by Health Canada; (x) quality, safety and accreditation standards and requirements of all applicable foreign and domestic federal, provincial or state laws or regulatory bodies; (xi) all applicable licensure laws and regulations; (xii) all applicable professional standards regulating healthcare providers, healthcare professionals, healthcare facilities, clinical research facilities or healthcare payors; and (xiii) any and all other applicable health care laws (whether foreign or domestic), regulations, manual provisions, policies and administrative guidance, including those related to the corporate practice of medicine, fee-splitting, state anti-kickback or self-referral prohibitions, each of clauses (i) through (xiii) as may be amended from time to time.

“Hedging Obligation” means, with respect to any Person, any liability of such Person under any interest rate, currency or commodity swap agreement, cap agreement or collar agreement, and any other agreement or arrangement designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices. The amount of any Person’s obligation in respect of any Hedging Obligation shall be deemed to be the net obligation that would be reflected in the financial statements of such Person in accordance with IFRS.

“Hypothecary Representative” has the meaning set forth in Section 9.10.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as generally accepted in Canada.

“Indemnified Liabilities” has the meaning set forth in Section 10.4.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Information Waiver Notice” is defined in Section 10.18(a).

“Information Waiver Revocation” is defined in Section 10.18(b).

“Intellectual Property” means all rights, title and interests in intellectual property arising under any Applicable Law and all IP Ancillary Rights relating thereto, including all Copyrights, Patents, Trademarks, Internet Domain Names, Trade Secrets, industrial designs, integrated circuit topographies, confidential proprietary information and rights under IP Licenses.

“Interest Expense” means for any period the consolidated interest expense of the Borrower and its Subsidiaries for such period determined in accordance with IFRS.

“Interest Payment Date” means the first Business Day of each month.

“Interest Period” means, as to any Loan, the period commencing on the date of such Loan and ending on the numerically corresponding day in the calendar month that is one month thereafter; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and, (iii) no Interest Period shall extend beyond the Maturity Date.

“Internet Domain Name” means all right, title and interest (and all related IP Ancillary Rights) arising under any Applicable Law in Internet domain names.

“Investment” means any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance, payment or capital contribution to any Person.

“IP Ancillary Rights” means, with respect to an item of Intellectual Property all foreign counterparts to, and all divisionals, reversions, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of, such Intellectual Property and all income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other IP Ancillary Right.

“IP License” means all contractual obligations (and all related IP Ancillary Rights), whether written or oral, granting any right, title and interest in any Intellectual Property.

“IP Security Agreement” means any security agreement executed by any Loan Party that grants (or is prepared as a notice filing or recording with respect to) a Lien or security interest in favor of the Collateral Agent, for the benefit of the Agents and the Lenders, on Intellectual Property.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Ireland” means the island of Ireland, exclusive of Northern Ireland.

“Irish Companies Act” means the Companies Act 2014 of Ireland, as amended.

“Irish Collateral Documents” means together the Irish Security Agreement and the Irish Share Charge.

“Irish Guarantor” means Theratechnologies Europe Limited, a private company limited by shares incorporated under the laws of Ireland having company number 612162.

“Irish Legal Reservations” means (a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganization and other laws generally affecting the rights of creditors, (b) the time barring of claims under the Statute of Limitation 1957 of Ireland and defences of set-off or counterclaim; (c) the principle that security expressed to be fixed security may take effect a floating security; and (d) any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinions delivered pursuant to Section 4 of this Agreement.

“Irish Security Agreement” means that certain Irish law governed all asset debenture, to be dated as of the Closing Date, between the Irish Guarantor and the Collateral Agent, substantially in the form of Exhibit H hereto or any other form acceptable to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations).

“Irish Share Charge” means that certain Irish law governed share charge, to be dated as of the Closing Date, between the Borrower and the Collateral Agent creating security over all of the Capital Stock in the Irish Guarantor and all related rights, substantially in the form of Exhibit I hereto or any other form acceptable to the Required Lenders and the Collateral Agent (as to its rights, obligations and duties).

“IRS” has the meaning set forth in Section 3.1(d).

“Key Agreements” means those agreements listed in Schedule 1.1 of the Disclosure Letter.

“Key Person Event” means any of the following events shall have occurred, unless consented to in advance in writing by the Required Lenders: (i) [REDACTED: Name] (or any replacement thereof appointed in accordance herewith) shall no longer serve as President and Chief Executive Officer, (ii) [REDACTED: Name] (or any replacement thereof appointed in accordance herewith) shall no longer serve as Chief Financial Officer, or (iii) [REDACTED: Name] (or any replacement thereof appointed in accordance herewith) shall no longer serve as Global Commercial Officer, unless, in either case, she or he is replaced within 180 days (or, with respect to clause (i) above, 270 days) thereof with a Person reasonably satisfactory to the Required Lenders.

“Lender” has the meaning set forth in the Preamble.

“Lender Party” has the meaning set forth in Section 10.4.

“Lien” means, with respect to any Person, any interest granted by such Person in any real or personal property, asset or other right owned or being purchased or acquired by such Person which secures payment or performance of any obligation and shall include any mortgage, lien, security assignment, encumbrance, hypothec, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

“Liquidity” means, as of any date of determination, Qualified Cash of the Borrower and its Subsidiaries.

“Loan Documents” means this Agreement, the Notes, the Collateral Documents, the Perfection Certificate delivered by the Loan Parties on or prior to the Closing Date (as supplemented pursuant to the terms of the Security Agreement), the Disclosure Letter, the Agent Fee Letter and all other documents, certificates, instruments and agreements delivered in connection with the foregoing, all as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

“Loan Party” means the Borrower, each Guarantor and each other Person that joins this Agreement as a Borrower or otherwise guarantees the Obligations.

“Loans” means the Tranche One Loans, the Tranche Two Loans, the Tranche Three Loans and the Tranche Four Loans.

“Make Whole Amount” means an amount equal to, if any prepayment or repayment occurs or upon any amounts becoming immediately due and payable upon the acceleration of the Obligations in accordance with Section 8.2, including an automatic acceleration relating to or arising from the occurrence of an Event of Default under Section 8.1.3, the remaining scheduled payments of interest that would have accrued on the Loans being prepaid, repaid or accelerated, but that remain unpaid, through the Scheduled Maturity Date as in effect at the time of such prepayment, repayment or acceleration.

“Margin Stock” means any “margin stock” as defined in Regulation T, U or X of the FRB.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, assets, business or financial condition of the Borrower and its Subsidiaries taken as a whole, (b) a material impairment of the ability of the Loan Parties, taken as a whole, to perform their obligations under the Loan Documents, (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party, or (d) a material impairment in the perfection or priority of the Collateral Agent’s Lien in the Collateral.

“Material Contract” has the meaning set forth in Section 5.22(a).

“Maturity Date” means the earliest of (a) the Scheduled Maturity Date, and (b) such earlier date on which the Obligations are accelerated in accordance with Section 8.2, including an automatic acceleration relating to or arising from the occurrence of an Event of Default under Section 8.1.3.

“Mortgage” means any mortgage debenture, deed of trust, leasehold deed of trust, deed of hypothec or other document creating in favor of the Collateral Agent a Lien on any fee owned real property, in form and substance reasonably acceptable to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations).

“Multiemployer Pension Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which any Loan Party or any member of the Controlled Group has or may have any liability.

“Net Cash Proceeds” means with respect to any Disposition or Extraordinary Receipt, the aggregate cash proceeds (including cash proceeds received pursuant to policies of insurance and by way of deferred payment of principal pursuant to a note, installment receivable or otherwise, but only as and when received) received by the Loan Parties or any of the Subsidiaries pursuant to such Disposition or Extraordinary Receipt, net of (i) the reasonable direct costs relating to such Disposition or Extraordinary Receipt (including sales commissions and legal, accounting and investment banking fees, commissions and expenses), (ii) any portion of such proceeds deposited in an escrow account pursuant to the documentation relating to such Disposition or Extraordinary Receipt (provided that such amounts shall be treated as Net Cash Proceeds upon their release from such escrow account to and receipt by the applicable Loan Party), (iii) taxes and other governmental costs and expenses paid or reasonably estimated by a Loan Party to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iv) in the case of any Disposition, amounts required to be applied to the repayment of any Debt (together with any interest thereon, premium or penalty and any other amount payable with respect thereto) secured by a Lien, if any, that has priority over the Lien of the Collateral Agent on the asset subject to such Disposition , and (v) reserves for purchase price adjustments and retained liabilities reasonably expected to be payable by the Loan Parties in connection therewith established in accordance with IFRS (provided that if, upon the final determination of the amount paid in respect of such purchase price adjustments and retained liabilities, the actual amount of purchase price adjustments and retained liabilities paid is less than such reserves, the difference shall, at such time, constitute Net Cash Proceeds).

“Net Casualty Proceeds” means, with respect to any Casualty Event, the amount of any insurance proceeds (including proceeds of business interruption insurance) or condemnation awards received by any Loan Party in connection with such Casualty Event, net of all reasonable and customary collection expenses thereof, but excluding any proceeds or awards required to be paid to a creditor (other than any Lender) which holds a first priority Lien permitted by Section 7.2(c)(i) on the property which is the subject of such Casualty Event.

“Net Revenue” means, for any period, net revenue from commercial sales of Products, excluding license fees, royalty income and milestone payments, of the Borrower and the Subsidiaries during such period, as determined in accordance with IFRS. Net Revenue shall be determined in a manner consistent with the methodologies, practices and procedures used in developing the Borrower’s audited financial statements.

“Non-U.S. Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is a defined benefit retirement plan that is subject to laws of a country other than the United States, and to which any Loan Party or any member of the Controlled Group is obligated to contribute or otherwise has or may have any liability.

“Note” means a promissory note in substantially the form of Exhibit A hereto, as the same may be replaced, substituted, amended, restated or otherwise modified from time to time.

“Obligations” means all liabilities, indebtedness, fees, expenses, indemnities and obligations (including interest accrued at the rate provided in the applicable Loan Document after the commencement of a bankruptcy, insolvency, liquidation, winding-up, examinership or other proceeding whether or not a claim for such interest is allowed) of any Loan Party under this Agreement or otherwise with respect to any Commitment, Loan, or Protective Advance, or any Loan Party under any other Loan Document or any Collateral Document, including the Facility Fee and Prepayment Premium Amount, in each case howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due.

“OFAC” has the meaning set forth in Section 5.20.1.

“Other Connection Taxes” means, with respect to any Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Tax (other than any such connection arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction with respect to, or enforced or sold or assigned an interest in, any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.3).

“Paid in Full” or “Payment in Full” means, with respect to any Obligations, the payment in full in cash and performance of all such Obligations, other than contingent obligations as to which no unsatisfied claim has been asserted.

“Participant” has the meaning set forth in Section 10.13.3.

“Participant Register” has the meaning set forth in Section 10.13.3.

“Patents” means (i) all patents and certificates of invention, or similar property rights, and applications for any of the foregoing, of the United States, any other country or any political subdivision thereof, (ii) all reissues, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations thereof, (iii) all rights corresponding thereto throughout the world, (iv) all inventions and improvements described therein, (v) all rights to sue for past, present and future infringements thereof, (vi) all licenses, claims, damages, and proceeds of suit arising therefrom, (vii) all proceeds of the foregoing, including, without limitation, licenses, royalties, and income, and (viii) without duplication, all IP Ancillary Rights in respect of the foregoing.

“Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Pension Plan), and to which any Loan Party or any member of the Controlled Group is obligated to contribute or otherwise has or may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“Permitted Acquisition” means an Acquisition by a Loan Party so long as:

(a) no Event of Default shall then exist or would exist immediately after giving affect thereto;

(b) to the extent such acquired Person is required to become a Guarantor under the Loan Documents, such Person shall comply with the terms and conditions of Section 6.8;

(c) the aggregate amount of consideration for any Acquisitions shall not exceed [REDACTED: Amount] during the term of this Agreement; provided that the amount of consideration for any Acquisition in excess of [REDACTED: Amount], when taken together with the consideration for all other Acquisitions during the term of this Agreement, shall, (x) be paid for solely with proceeds from issuances of Capital Stock of the Borrower (other than the proceeds of Disqualified Stock) or (y) shall, from and after the time of such Acquisition, cause the amount of Liquidity from time to time required to be maintained by the Borrower and its Subsidiaries pursuant to Section 7.19.1 to be increased by an equal amount.

(d) such acquired Person is not party to any Benefit Plan and does not have any liability in respect of any Benefit Plan;

(e) the Borrower shall have delivered to the Agents and the Lenders, at least 15 Business Days prior to the date on which any such Acquisition is to be consummated (or such shorter period of time as agreed by the Required Lenders in their reasonable discretion), a written notice describing such Acquisition, and, for any such Acquisition involving consideration in excess of [REDACTED: Amount], to the extent available, (i) historical financial statements of or related to the Person or assets to be acquired, (ii) twelve month projections for such Person or assets to be acquired and for the Borrower after giving effect to such Acquisition, (iii) copies of all third-party reports obtained by the Loan Parties in connection with such Acquisition, and (iv) material documentation and other information relating to such Acquisition and reasonably requested by the Agent or the Required Lenders.

“Permitted Government Securities” means the securities as set forth on Schedule 1.1 of the Disclosure Letter.

“Perfection Certificate” means the Perfection Certificate dated as of the date hereof delivered by the Borrower to the Collateral Agent and the Lenders in connection with the execution and delivery of this Agreement, as amended, supplemented or otherwise modified from time to time.

“Permitted Lien” means any Lien expressly permitted by Section 7.2.

“Person” means any natural person, corporation, partnership, trust, limited liability company, association, Governmental Authority or unit, or any other entity, whether acting in an individual, fiduciary or other capacity.

“PHSA” means the United States Public Health Service Act, 42 U.S.C. §§ 201, et. Seq., as amended, including all regulations promulgated by the FDA thereunder.

“Pledge Agreement” means, collectively, that certain Pledge Agreement, to be dated as of the Closing Date, executed by each Loan Party in favor of the Collateral Agent, for the benefit of the Agents and the Lenders, substantially in the form of Exhibit F hereto or any other form reasonably acceptable to the Required Lenders and the Agents (as to their rights, duties and obligations), covering all the Capital Stock respectively owned by the Loan Parties, and the Irish Share Charge.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided that, if attachment, perfection or priority of the Collateral Agent’s security interests in any Collateral of the Loan Parties are governed by the personal property security laws of any provincial jurisdiction in Canada other than Ontario or Quebec, then “PPSA” means those personal property security laws in such other jurisdiction for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provision.

“Prepayment Premium Amount” means with respect to any prepayment or repayment of the Loan for any reason or upon any amounts becoming immediately due and payable upon the acceleration of the Obligations in accordance with Section 8.2, included an automatic acceleration relating to or arising from the occurrence of an Event of Default under Section 8.1.3, in each case that occurs (a) with respect to the Tranche One Loans, (A) prior to the Funding Date of the Tranche Three Loans, (i) from the Closing Date to the second anniversary of the Closing Date, an amount equal to the Make Whole Amount for the principal amount of Loans being prepaid, repaid or accelerated, (ii) from the second anniversary of the Closing Date to the third anniversary of the Closing Date, an amount equal to 3.0% of the principal amount of Loans being prepaid, repaid or accelerated, (iii) from the third anniversary of the Closing Date to the fourth anniversary of the Closing Date, an amount equal to 2.0% of the principal amount of the Loans being prepaid, repaid or accelerated, (iv) from the fourth anniversary of the Closing Date up to but not including the Maturity Date, an amount equal to 1.0% of the principal amount of the Loans being prepaid, repaid or accelerated, and (v) on the Maturity Date, an amount equal to $0 and (B) following the Funding Date of the Tranche Three Loans, (i) from the Closing Date to the third anniversary of the Closing Date, an amount equal to the Make Whole Amount for the principal amount of Loans being prepaid, repaid or accelerated, (ii) from the third anniversary of the Closing Date to the fourth anniversary of the Closing Date, an amount equal to 3.0% of the principal amount of Loans being prepaid, repaid or accelerated, (iii) from the fourth anniversary of the Closing Date to the fifth anniversary of the Closing Date, an amount equal to 2.0% of the principal amount of the Loans being prepaid, repaid or accelerated, (iv) from the fifth anniversary of the Closing Date up to but not including the Maturity Date, an amount equal to 1.0% of the principal amount of the Loans being prepaid, repaid or accelerated, and (v) on the Maturity Date, an amount equal to $0, and (b) with respect to each of the Tranche Two Loans, Tranche Three Loans and Tranche Four Loans, as applicable, (A) prior to the Funding Date of the Tranche Three Loans, (i) from the Funding Date of such Tranche Two Loans, Tranche Three Loans and Tranche Four Loans, as applicable, to the second anniversary of such Funding Date, an amount equal to the Make Whole Amount for the principal amount of Loans being prepaid, repaid or accelerated, (ii) from the second anniversary of the Funding Date of such Loans, as applicable, to the third anniversary of such Funding Date, an amount equal to 3.0% of the principal amount of Loans being prepaid, repaid or accelerated, (iii) from the third anniversary of the Funding Date of such Loans, as applicable, to the earlier of the fourth anniversary of such Funding Date or the Maturity Date, an amount equal to 2.0% of the principal amount of the Loans being prepaid, repaid or accelerated, (iv) from the fourth anniversary of the Funding Date of such Loans up to but not including the Maturity Date, an amount equal to 1.0% of the principal amount of the Loans being prepaid, repaid or accelerated, and (v) on the Maturity Date, an amount equal to $0 and (B) following the Funding Date of the Tranche Three Loans, (i) from the Funding Date of such Tranche Two Loans, Tranche Three Loans and Tranche Four Loans, as applicable, to the third anniversary of such Funding Date, an amount equal to the Make Whole Amount for the principal amount of Loans being prepaid, repaid or accelerated, (ii) from the third anniversary of the Funding Date of such Loans, as applicable, to the earlier of the fourth anniversary of such Funding Date or the Maturity Date, an amount equal to 3.0% of the principal amount of Loans being prepaid, repaid or accelerated, (iii) from the fourth anniversary of the Funding Date of such Loans, as applicable, to the earlier of the fifth anniversary of such Funding Date or the Maturity Date, an amount equal to 2.0% of the principal amount of the Loans being prepaid, repaid or accelerated, (iv) from the fifth anniversary of the Funding Date of such Loans, as applicable, up to but not including the Maturity Date, an amount equal to 1.0% of the principal amount of the Loans being prepaid, repaid or accelerated, and (v) on the Maturity Date, an amount equal to $0.

“Prime Rate” means (a) the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Required Lenders) or any similar release by the Federal Reserve Board (as determined by the Required Lenders), minus (b) 1.00%; provided that if the Prime Rate shall be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“Product” means any products manufactured, sold, developed, tested or marketed by or on behalf of Borrower or any of its Subsidiaries.

“Protective Advance” has the meaning set forth in Section 2.11.

“Qualified Cash” means, as of any date of determination, the aggregate amount of unrestricted cash on hand of the Loan Parties maintained in deposit accounts in the name of a Loan Party in Canada or the United States as of such date, which deposit accounts are subject to Control Agreements.

“Quebec Loan Party” means any Loan Party that is existing under the Laws of the Province of Quebec, or that has its registered office, its head office, its chief executive office, a place of business, any tangible or corporeal property or an account subject to a Lien in favor of the Collateral Agent or the Hypothecary Representative for the benefit of the Agents and the Lenders in the Province of Quebec.

“Real Estate” means any real property owned, leased, subleased or otherwise occupied by any Loan Party.

“Refinancing” means any issuance of Debt which is in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund the Debt being refinanced (or previous Refinancings thereof); provided that the amount of such Debt is not increased at the time of such extension, refinancing, renewal, replacement, defeasance or refunding, except by an amount equal to a reasonable premium paid, and fees, costs and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and the direct or any contingent obligor with respect thereto is not changed, as a result of, or in connection with such extension, refinancing, renewal, replacement, defeasance or refunding; provided further that if the Debt that is extended, refinanced, renewed, replaced, defeased or refunded was subordinated in right of payment to the Obligations, then the terms and conditions of the extension, refinancing, renewal, replacement, defeasement or refunding must include subordination terms and conditions that are at least as favorable to the Lenders (as determined by the Required Lenders) as those that were applicable to the extended, refinanced, renewed, replaced, defeased or refunded Debt.

“Register” has the meaning set forth in Section 10.13.1.

“Registered Intellectual Property” has the meaning set forth in Section 5.17(a).

“Required Lenders” means, at any time, Lenders having Loans or Commitments representing more than 50% of the sum of the Loans and Commitments outstanding at such time.

“Responsible Officer” means the chief executive officer, president, chief financial officer, chief accounting officer or vice president, finance of a Loan Party.

“Restricted Payment” has the meaning set forth in Section 7.3.

“RPMRR” means the Register of Personal and Movable Real Rights for the Province of Quebec.

“Sanctioned Persons” has the meaning set forth in Section 5.20.1.

“Sanctions Laws” has the meaning set forth in Section 5.20.1.

“Scheduled Maturity Date” means (a) [•], 20272 or (b) if the Tranche Three Loans are funded on or prior to December 31, 2023, [•], 2028.

“SDN” has the meaning set forth in Section 5.20.1.

“SEC” means the United States Securities and Exchange Commission.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Spot Rate” means the exchange rate, as determined by the Required Lenders, that is applicable to conversion of one currency into another currency, which is (a) the exchange rate reported by Bloomberg (or other commercially available source designated by the Required Lenders) as of the end of the preceding business day in the financial market for the first currency; or (b) if such report is unavailable for any reason, the spot rate for the purchase of the first currency with the second currency as in effect during the preceding business day in the Administrative Agent’s principal foreign exchange trading office for the first currency.

“Stock Equivalents” means all securities convertible into or exchangeable for Capital Stock or any other Stock Equivalent, and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any Capital Stock or any other Stock Equivalent, whether or not presently convertible, exchangeable or exercisable. For the avoidance of doubt, “Stock Equivalent” shall not include the Convertible Notes or any other debt instruments that are convertible into Capital Stock or Stock Equivalents.

“Subordinated Debt” means any Debt for borrowed money incurred by the Borrower or any of its Subsidiaries that is contractually subordinated in right of payment to the Obligations pursuant to a Subordination Agreement.

“Subordination Agreement” means any subordination agreements covering Subordinated Debt, each in form and substance satisfactory to the Required Lenders and the Agents (as to their rights, duties and obligations) and as the same may be amended, restated, supplemented or modified from time to time.

[2]	NTD: To be the five-year anniversary of the Closing Date, but in any event no later than July 31, 2027. Clause (b) to be one year after the original Scheduled Maturity Date.

“Subsidiary” means, with respect to any Person, (i) a corporation, partnership, limited liability company or other entity of which such Person owns, directly or indirectly, such number of outstanding shares of voting Capital Stock as to have more than 50% of the ordinary voting power for the election of directors or other managers (or equivalent) of such corporation, partnership, limited liability company or other entity, (ii) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, directly, indirectly or beneficially owns or controls at least a majority of the voting interests (however designated) thereof, or otherwise controls such partnership or is a general partner, in the case of a limited partnership, or is a partner or has authority to bind such partnership; and (iii) any other Person of which at least a majority of the voting interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries. Unless the context otherwise requires, each reference to Subsidiaries herein shall be a reference to Subsidiaries of the Borrower.

“Tax Returns” has the meaning set forth in Section 5.12.

“Taxes” has the meaning set forth in Section 3.1(a).

“Term SOFR” means the Term SOFR Reference Rate for one-month SOFR on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of the applicable Interest Period, as such rate is published by the Term SOFR Administrator on the Term SOFR Source; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day, the Term SOFR Reference Rate for one-month SOFR has not been published by the Term SOFR Administrator on the Term SOFR Source, then Term SOFR will be the Term SOFR Reference Rate for one-month SOFR as published by the Term SOFR Administrator on the Term SOFR Source on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for one-month SOFR was published by the Term SOFR Administrator; provided, further, that if Term SOFR determined as provided above shall ever be less than 1.0%, then Term SOFR shall be deemed to be 1.0%.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Required Lenders in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR identified as the 1 Month CME Term SOFR Reference Rate published by the Term SOFR Source.

“Term SOFR Source” means the website of the Term SOFR Administrator, currently at https://www.cmegroup.com/market-data/cme-groupbenchmark-administration/term-sofr.html (or other means of access as is identified on such website), or at such other page as may replace such page on the website of the Term SOFR Administrator, or any successor source that may be selected or recommended by the Relevant Governmental Body from time to time for the rate currently identified as the 1 Month CME Term SOFR Reference Rate.

“Tesamorelin Approval” means the approval by the FDA of its BLA for the F8 formulation of tesamorelin.

“Trade Secrets” means all right, title and interest (and all related IP Ancillary Rights) arising under any Applicable Law in or relating to trade secrets.

“Trademark” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Applicable Law in trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and, in each case, all goodwill associated therewith, all registrations and recordations thereof and all applications in connection therewith.

“Tranche One Commitment” means as to each Lender, such Lender’s commitment to provide the Tranche One Loans in the aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule, as the same may be (a) reduced from time to time pursuant to Section 2.1.1(a), and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.13. The aggregate amount of the Lenders’ Tranche One Commitments is $40,000,000. The Tranche One Commitment shall reduce to $0 following the Tranche One Commitment Termination Date.

“Tranche One Commitment Termination Date” means July 29, 2022.

“Tranche One Loans” means the term loan made by the Lenders pursuant to Section 2.1.1(a).

“Tranche Two Commitment” means as to each Lender, such Lender’s commitment to provide the Tranche Two Loans in the aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule, as the same may be (a) reduced from time to time pursuant to Section 2.1.1(b), and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.13. The aggregate amount of the Lenders’ Tranche Two Commitments is $20,000,000. The Tranche Two Commitment shall reduce to $0 following the Tranche Two Commitment Termination Date.

“Tranche Two Commitment Termination Date” means June 30, 2023.

“Tranche Two Loans” means the term loan made by the Lenders pursuant to Section 2.1.1(b).

“Tranche Three Commitment” means as to each Lender, such Lender’s commitment to provide the Tranche Three Loans in the aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule, as the same may be (a) reduced from time to time pursuant to Section 2.1.1(c), and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.13. The aggregate amount of the Lenders’ Tranche Three Commitments is $15,000,000. The Tranche Three Commitment shall reduce to $0 following the Tranche Three Commitment Termination Date.

“Tranche Three Commitment Termination Date” means March 31, 2024.

“Tranche Three Loans” means the term loan made by the Lenders pursuant to Section 2.1.1(c).

“Tranche Four Commitment” means as to each Lender, such Lender’s commitment to provide the Tranche Four Loans in the aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on the Commitment Schedule, as the same may be (a) reduced from time to time pursuant to Section 2.1.1(d), and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.13. The aggregate amount of the Lenders’ Tranche Four Commitments is up to $25,000,000. The Tranche Four Commitment shall reduce to $0 following the Tranche Four Commitment Termination Date.

“Tranche Four Commitment Termination Date” means December 31, 2024.

“Tranche Four Loans” means the term loan made by the Lenders pursuant to Section 2.1.1(d).

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“U.S. Security Agreement” means that certain Security Agreement, to be dated as of the Closing Date, among the Loan Parties and the Collateral Agent, substantially in the form of Exhibit E hereto or any other form reasonably acceptable to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations), as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

“Wholly-Owned Subsidiary” means, as to any Subsidiary, all of the Capital Stock of which (except directors’ qualifying shares) is at the time directly or indirectly owned by the Borrower or another Wholly-Owned Subsidiary of the Borrower.

1.2 Interpretation. In the case of this Agreement and each other Loan Document, (a) the meanings of defined terms are equally applicable to the singular and plural forms of the defined terms; (b) Annex, Exhibit, Schedule and Section references in each Loan Document are to the particular Annex, Exhibit, Schedule and Section of such Loan Document unless otherwise specified; (c) the term “including” is not limiting and means “including but not limited to”; (d) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”, and the word “through” means “to and including”; (e) the term “or” means “and/or” unless otherwise specified; (f) unless otherwise expressly provided in such Loan Document, (i) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document, and (ii) references to any statute or regulation shall be construed as including all statutory and regulatory provisions amending, replacing, supplementing or interpreting such statute or regulation; (g) this Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, all of which are cumulative and each of which shall be performed in accordance with its terms; and (h) this Agreement and the other Loan Documents are the result of negotiations among and have been reviewed by counsel to the Loan Parties, the Lenders, any Agents, and the other parties hereto and thereto and are the products of all parties; accordingly, this Agreement and the other Loan Documents, in each case, shall not be construed against any Agent or any Lender merely because of such Agent’s or such Lender’s involvement in their preparation. Any reference in any Loan Document to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

1.3 Calculations. All references in the Loan Documents to Loans, Obligations, interest payments, Protective Advance, Facility Fee, Prepayment Premium Amount and other amounts shall be denominated in Dollars, unless expressly provided otherwise.

1.4 Judgments. If, for purposes of obtaining a judgment in any court, it is necessary to convert a sum from the currency provided under a Loan Document (“Agreement Currency”) into another currency, the Spot Rate shall be used as the rate of exchange. Notwithstanding any judgment in a currency (“Judgment Currency”) other than the Agreement Currency, each Loan Party shall discharge its obligation in respect of any sum due under a Loan Document only if, on the Business Day following receipt by the Administrative Agent of payment in the Judgment Currency, the Administrative Agent can use the amount paid to purchase the sum originally due in the Agreement Currency. If the purchased amount is less than the sum originally due, such Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent and Lender against such loss. If the purchased amount is greater than the sum originally due, the Administrative Agent shall return the excess amount to Borrower (or to the Person legally entitled thereto).

1.5 Changes in IFRS. If at any time any change in IFRS would affect the computation of any financial requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders); provided, that, until so amended, (i) such requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Borrower shall provide to the Agents (for distribution to the Lenders) financial statements and other documents required under this Agreement or as requested hereunder setting forth a reconciliation between calculations of such requirement made before and after giving effect to such change in IFRS.

1.6 Quebec Interpretation Clause. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim”, “reservation of ownership” and a “resolutory clause”, as applicable, (f) all references to filing, registering or recording under the UCC or the PPSA shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs in favor of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall be deemed to include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall be deemed to include “ownership”, (o) “legal title” shall be deemed to include “holding title on behalf of an owner as mandatary or prête-nom”, (p) “easement” shall be deemed to include “servitude”, (q) “priority” shall be deemed to include “rank” or “prior claim”, as applicable, (r) “survey” shall be deemed to include “certificate of location and plan”, (s) “state” shall be deemed to include “province”, (t) “fee simple title”, “fee owned” shall be deemed to include “ownership” or “owned” (including ownership under a right of superficies), (u) “ground lease” shall be deemed to include “emphyteusis” or a “lease with a right of superficies”, as applicable, (v) “leasehold interest” shall be deemed to include “rights resulting from a lease”, (w) “lease” shall be deemed to include a “contract of leasing (crédit-bail)” and (x) “deposit account” shall include a “financial account” as defined in Article 2713.6 of the Civil Code of Québec.

Section 2. Credit Facilities.

2.1 Loans.

2.1.1 Loans. Subject to the terms and conditions set forth in this Agreement, each Lender agrees to lend to the Borrower funds in an aggregate principal amount not to exceed each Lender’s aggregate Commitments as follows:

(a) on the Closing Date with respect to the Tranche One Loans, subject to satisfaction of the conditions set forth in Section 4.2 with respect to the Tranche One Loans, the entire amount of the Tranche One Commitment, after which the Tranche One Commitment shall terminate in full;

(b) on the Funding Date with respect to the Tranche Two Loans, subject to satisfaction of the conditions set forth in Section 4.3 with respect to the Tranche Two Loans, the entire amount of the Tranche Two Commitment, after which the Tranche Two Commitment shall terminate in full;

(c) on the Funding Date with respect to the Tranche Three Loan, subject to satisfaction of the conditions set forth in Section 4.3 with respect to the Tranche Three Loans, the entire amount of the Tranche Three Commitment, after which the Tranche Three Commitment shall terminate in full;

(d) on the Funding Date with respect to the Tranche Four Loans, subject to satisfaction of the conditions set forth in Section 4.3 with respect to the Tranche Four Loans, an amount as specified in a Borrowing Request delivered in accordance with Section 4.3, which amount shall be the entire amount of the Tranche Four Commitment, after which the Tranche Four Commitment shall terminate in full.

2.1.2 General. No portion of the Loans may be re-borrowed once repaid. The proceeds of the Tranche One Loans shall be used to (i) repurchase, redeem, acquire or otherwise retire at least $30.0 million principal amount of Convertible Notes outstanding under the Convertible Notes Indenture (including all out-of-pocket fees, costs and expenses relating thereto) and (ii) pay fees, costs and expenses of the Borrower incurred in connection with this Agreement. The proceeds of the Tranche Two Loans shall be used to (i) repurchase, redeem, acquire or otherwise retire all amounts outstanding on the Funding Date for the Tranche Two Loans under the Convertible Notes and the Convertible Notes Indenture (including all out-of-pocket fees, costs and expenses relating thereto), and (ii) for general corporate purposes in compliance with the Loan Documents and Applicable Law. The proceeds of the Tranche Three Loans and the Tranche Four Loans shall be used for general corporate purposes, in each case, in compliance with the Loan Documents and Applicable Law.

2.2 Loan Accounting.

2.2.1 Recordkeeping. The Administrative Agent, on behalf of the Lenders, shall record in its records the date and amount of the Loans made by each Lender, accrued interest and each repayment of principal or interest thereon. The aggregate unpaid principal amount so recorded shall, absent manifest error, be presumptive evidence of the principal amount of the Loans owing and unpaid. The failure to so record any such amount or any error in so recording any such amount shall not, however, limit or otherwise affect the Obligations of the Borrower hereunder or under any Note to repay the principal amount of the Loans hereunder, together with all interest accruing thereon.

2.2.2 Notes. At the request of any Lender, the Loans shall be evidenced by one or more Notes, with appropriate insertions, payable to the order of such Lender or its registered assigns in a face principal amount equal to the applicable Loan and payable in such amounts and on such dates as are set forth herein. Such Notes shall be prepared by Borrower and delivered to the requesting Lender (with a copy to the Agents).

2.3 Interest.

2.3.1 Interest Rate.

(a) The Borrower promises to pay interest on the unpaid principal amount of the Loans for the period commencing on the Closing Date or Funding Date of such Loan, as applicable, and ending on (and including) the date on which such Loans are Paid in Full, at the Applicable Contract Rate.

(b) The foregoing notwithstanding, at any time an Event of Default has occurred and is continuing, the interest rate then applicable to the Loans shall automatically be increased, without demand or notice of any kind from the Administrative Agent or any Lender (including declaration or notice of an Event of Default) , by 3.00% per annum (i.e., Term SOFR plus 12.5% per annum) (any such increased rate, the “Default Rate”). The Borrower acknowledges that the Default Rate represents a genuine pre-estimate of damages and shall not be construed as a penalty. In the event that the Obligations are not Paid in Full as of the Maturity Date, or in the event that the Obligations shall be declared or shall become due and payable pursuant to Section 8.2, the Obligations shall bear interest subsequent thereto at the Default Rate and such interest shall be payable in cash on demand. In no event shall interest or other amounts payable by the Borrower to the Lenders hereunder exceed the maximum rate permitted under Applicable Law, and if any such provision of this Agreement is in contravention of any such law, (x) any amounts paid hereunder shall be deemed to be and shall be applied against the principal amount of the Obligations to the extent necessary such that the amounts paid hereunder do not exceed the maximum rate under Applicable Law and (y) such provision shall otherwise be deemed modified as necessary to limit such amounts paid to the maximum rate permitted under Applicable Law.

(c) If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to the Administrative Agent or any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that person of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, that would not be so prohibited by applicable law or so result in a receipt by that person of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows: first, by reducing the amount or rate of interest; and (ii) thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

2.3.2 Interest Payments.

(a) Interest accrued on the Loans during the period from the Closing Date or Funding Date of such Loans, as applicable, until the Maturity Date shall accrue and be payable in cash monthly on each Interest Payment Date, in arrears, and, to the extent not paid in advance, upon a prepayment of all or any portion of such Loans in accordance with Section 2.4 and on the Maturity Date, in each such case, in cash.

(b) After the Maturity Date and at any time an Event of Default exists, all accrued interest on the Loans shall be payable in cash on demand at the rates specified in Section 2.3.1(b).

(c) In connection with the use or administration of Term SOFR, the Administrative Agent (solely at the written instruction of the Required Lenders) shall make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent shall promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

2.3.3 Computation of Interest. Interest on the Loans shall be computed on the basis of a 360-day year, and shall be payable for the actual number of days elapsed, from the first day to and including the last day of the Interest Period.

2.3.4 Original Issue Discount. The Borrower and the Lenders acknowledge that, as a result of the payment of the Facility Fees pursuant to Section 2.12.2, the Loans will be treated as issued with original issue discount for U.S. federal income tax purposes, within the meaning of section 1273 of the IRC. The issue price, amount of original issue discount, issue date and yield to maturity for the Loans may be obtained by submitting a written request for such information to the Borrower at Theratechnologies Inc., 2015 Peel Street, Suite 1100, Montreal, Québec, Canada H3A 1T8; Attn: Philippe Dubuc.

2.3.5 SOFR Rate not Determinable(a).

(b) If prior to the commencement of any Interest Period for a Loan, the Required Lenders notify the Administrative Agent in writing that they have determined, that adequate and reasonable means do not exist for ascertaining the SOFR Rate for such Interest Period, then the Administrative Agent shall give notice thereof to the Borrower as promptly as practicable and, until the Administrative Agent notifies (upon the written instruction of the Required Lenders) the Borrower that the circumstances giving rise to such notice no longer exist, (i) the Loans shall bear interest calculated pursuant to Section 2.3 but using the Prime Rate instead of the SOFR Rate and (ii) the continuation of any outstanding Loan or the extension of a new Loan hereunder shall be made with interest calculated pursuant to Section 2.3 but using the Prime Rate instead of the SOFR Rate.

(c) If at any time the Required Lenders notify the Administrative Agent in writing that they have determined, that (i) the circumstances set forth in Section 2.3(a) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 2.3(a) have not arisen but the supervisor for the administrator of the SOFR Rate has made a public statement identifying a specific date after which the SOFR Rate shall no longer be used for determining interest rates for loans, then the Required Lenders shall (in consultation with the Borrower) establish an alternate rate of interest to that based on the SOFR Rate that gives due consideration to the then-prevailing market convention for determining a rate of interest for loans in the United States at such time, and the Required Lenders, the Agents and the Borrower shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes as the Borrower and the Required Lenders may determine to be appropriate. Until an alternate rate of interest shall be determined in accordance with this Section 2.3(b) (but, in the case of the circumstances described in clause (ii) of the first sentence of this Section 2.3(b), only to the extent the SOFR Rate for such Interest Period is not available or published at such time on a current basis), Section 2.3(a) shall be applicable.

(d) Neither Agent shall be under any obligation (i) to monitor, determine or verify the unavailability or cessation of the SOFR Rate (or other applicable benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any benchmark transition event or benchmark replacement date, (ii) to select, determine or designate any benchmark replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, or (iii) to select, determine or designate any benchmark replacement Adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what conforming changes are necessary or advisable, if any, in connection with any of the foregoing.

(e) Neither Agent shall be liable for any inability, failure or delay on its part to perform any of its duties set forth in this Agreement as a result of the unavailability of the SOFR Rate (or other applicable benchmark) and absence of a designated replacement benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the Borrower, in providing any direction, instruction, notice or information required or contemplated by the terms of this Agreement and reasonably required for the performance of such duties.

2.4 Amortization; Prepayment.

2.4.1 Amortization.

(a) Commencing on the Amortization Date, and on each Interest Payment Date thereafter, the Borrower shall repay the Loans in equal monthly installments of principal based on an amortization schedule of 36 months, subject to earlier Payment in Full following the occurrence of an Event of Default or termination of this Agreement.

(b) The amount of each amortization payment specified in Sections 2.4.1(a) as determined by the Administrative Agent shall be binding on the Borrower absent manifest error.

2.4.2 Mandatory Prepayment. If any Loan Party or any Subsidiary receives Net Cash Proceeds from any Extraordinary Receipt, any Net Casualty Proceeds, or any Disposition (i) pursuant to Section 7.4(b)(i)(y) in excess of $100,000 in the aggregate, or (i) pursuant to Section 7.4(b)(iii), the Borrower shall notify the Lenders and the Administrative Agent in writing thereof. Unless the Required Lenders have sent written notice to the Borrower, by the third Business Day after the date on which the applicable Loan Party or Subsidiary received such proceeds, the Borrower shall prepay the Obligations within five Business Days after such receipt in an amount equal to 100% of such proceeds (or such lesser amount as the Required Lenders may specify) (together with payment to the Administrative Agent, for the benefit of the Lenders, of the amounts described in Section 2.12.1); provided, however, that the Loan Parties may, in lieu of such prepayment, (a) use such proceeds from inventory to acquire (or replace, repair or rebuild) inventory, in each case, within 270 days of receipt of such proceeds, and (b) retain a portion of such proceeds in an aggregate amount not to exceed $750,000 in any Fiscal Year and $1,750,000 in any period of three consecutive Fiscal Years, so long as such proceeds (y) if not from inventory, are used to acquire (or replace, repair or rebuild) assets (excluding inventory) to be used in or useful to the business of the Loan Parties, in each case, within 270 days of receipt of such proceeds, and (z) are utilized by the Loan Parties for purposes that are not inconsistent with this Agreement and the other Loan Documents.

2.4.3 Voluntary Prepayment. The Borrower may prepay the principal of the Loans in whole or in part, at any time and from time to time upon (a) at least 10 Business Days’ prior written notice to the Agents and (b) payment to the Administrative Agent, for the benefit of the Lenders, of the amounts described in Section 2.12.1. Amounts so prepaid may not be reborrowed.

2.4.4 Notice of Prepayments. The Borrower shall deliver to the Administrative Agent at the time of each prepayment required or otherwise made under this Section 2.4 a certificate signed by an authorized officer of the Borrower setting forth in reasonable detail the calculation of the amount of such prepayment, including any Prepayment Premium Amount. All prepayments of Loans under this Section 2.4 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to, but excluding, the date of prepayment.

2.5 Payment Upon Maturity. The Loans, any accrued but unpaid interest thereon and any other Obligations then outstanding, including, without limitation, the Prepayment Premium Amount, shall be due and required to be Paid in Full on the Maturity Date.

2.6 Making of Payments. All payments on the Loans in accordance with this Agreement, including all payments of fees and expenses, shall be made by the Borrower to the Administrative Agent without setoff, recoupment or counterclaim and in immediately available funds, in Dollars, by wire transfer to the account of the Administrative Agent specified by the Administrative Agent, in any case, not later than 1:00 p.m. New York City time on the date due, and funds received after that hour shall be deemed to have been received by the Administrative Agent on the following Business Day. The Administrative Agent shall promptly remit to each Lender all payments received in collected funds by the Administrative Agent for the account of such Lender.

2.7 Application of Payments and Proceeds. Each prepayment of the Loans pursuant to Section 2.4 shall be applied to the installments of principal on such Loans in the inverse order of maturity and applied to outstanding Loans of each tranche on a pro rata basis.

2.8 Interest Payment Dates. If any payment of principal of or interest on a Loan, or of any fees, falls due on a day which is not a Business Day, then such due date shall be extended to the immediately following Business Day and, in the case of principal, additional interest shall accrue and be payable for the period of any such extension.

2.9 Set-off. The Borrower acknowledges that the Agents, the Lenders and their respective Affiliates have all rights of set-off, counterclaim and bankers’ lien provided by Applicable Law, and in addition thereto, the Borrower acknowledges that at any time an Event of Default has occurred and is continuing, the Agents and the Lenders may apply to the payment of any Obligations of the Borrower hereunder, whether or not then due, any and all balances, credits, deposits, accounts or moneys of the Borrower then or thereafter maintained with the Agents or such Lender.

2.10 Currency Matters. All amounts payable under this Agreement and the other Loan Documents to the Agents or the Lenders shall be payable in Dollars.

2.11 Protective Advances. Upon the occurrence and during the continuation of a Default or an Event of Default, the Required Lenders are authorized by the Borrower, from time to time in the Required Lenders’ sole discretion (but the Required Lenders shall have absolutely no obligation to), to make disbursements or advances to the Borrower or any other Loan Party in amounts which the Required Lenders, in their sole discretion, deem necessary or desirable (i) to preserve or protect the Collateral, or any portion thereof, (ii) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Obligations, or (iii) to pay any other amount chargeable to or required to be paid by the Borrower or any other Loan Party pursuant to the terms of this Agreement and the other Loan Documents, including, without limitation, payments of principal, interest, fees and reimbursable expenses (any of such disbursements or advances are in this Section 2.11 referred to as “Protective Advances”). Unless otherwise agreed in writing by the Required Lenders in their sole discretion, Protective Advances shall bear interest at a rate payable in cash per annum equal to the Applicable Contract Rate plus the Default Rate. Each Protective Advance shall be secured by the Liens in favor of the Collateral Agent in and to the Collateral and shall constitute Obligations hereunder. The Protective Advances shall constitute Obligations hereunder which are subject to the rights of the Agents, the Lenders and their respective Affiliates in accordance with Section 2.9. The Borrower shall pay the unpaid principal amount and all unpaid and accrued interest of each Protective Advance on the earliest of (i) the Maturity Date and (ii) the date on which demand for payment is made by the Required Lenders. In the event any Protective Advances are made by the Required Lenders following the Maturity Date, the Borrower shall pay the unpaid principal amount and all unpaid and accrued interest of each Protective Advance on the date on which demand for payment is made by the Required Lenders. The Required Lenders shall promptly notify the Borrower in writing (with a copy to the Administrative Agent) of each such Protective Advance, which notice shall include a description of the amount and the purpose of such Protective Advance. Any other terms with respect to the extension of any Protective Advance may be set forth in a separate agreement satisfactory to each of the Required Lenders in their sole discretion.

2.12 Fees.

2.12.1 Prepayment Premium Amount. Upon (a) prepayment or repayment of all or any portion of any Loan for any reason (excluding any payment on the Maturity Date and excluding scheduled installments under Section 2.4.1) or (b) any Loan becoming due and payable automatically or by declaration upon the occurrence of an Event of Default (including for the avoidance of doubt as a result of an automatic acceleration relating to or arising from the occurrence of an Event of Default under Section 8.1.3), then, in each case, the principal portion of the Loan being prepaid or repaid (or all principal in the event of an acceleration) plus the following amounts shall each be immediately due and payable: (i) all accrued and unpaid interest thereon (including, as applicable, interest accrued thereon at the Default Rate) and (ii) in the event such Loan is prepaid, repaid or accelerated on or after the Closing Date, the Prepayment Premium Amount. The Borrower acknowledges that the Lenders have the right to maintain their investment in the Loans and that the provision for payment of a Prepayment Premium Amount by the Borrower in the event that any Loan is prepaid or repaid for any reason or is accelerated as a result of the occurrence of an Event of Default or otherwise (including for the avoidance of doubt an automatic acceleration relating to or arising from the occurrence of an Event of Default under Section 8.1.3), is a material inducement to the Lenders to enter into this Agreement.

2.12.2 Facility Fee. As consideration for the agreements of the Lenders hereunder, the Borrower agrees to pay to the Administrative Agent, for the account of each Lender, a facility fee (each a “Facility Fee”) equal to 1.50% of the amount of each Loan funded by such Lender, which shall be due, earned and payable in full (without rebate or proration) on the applicable Closing Date or Funding Date for each Loan.

2.12.3 Agent Fees. The Borrower shall pay to the Agents, for their own account, fees payable in the amounts and at the times set forth in the Agent Fee Letter.

Section 3. Yield Protection.

3.1 Taxes.

(a) All payments of principal and interest on the Loans and all other amounts payable under any Loan Document shall be made free and clear of and without deduction or withholding for any present or future income, excise, stamp, documentary, property or franchise taxes or other taxes, fees, imposts, duties, levies, deductions, withholdings (including backup withholding) or other charges of any nature whatsoever imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto (“Taxes”), except as required by Applicable Law. If any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any Applicable Law (as determined in the good faith reasonable discretion of the Borrower), then the Borrower shall: (i) be entitled to make such deduction or withholding in respect of Taxes, (ii) timely pay directly to the relevant Governmental Authority the full amount so withheld or deducted in accordance with Applicable Law; (iii) as soon as practicable and within 30 days after the date of any such payment of Taxes, forward to the Administrative Agent an official receipt or other documentation satisfactory to the Required Lenders evidencing such payment to such relevant Governmental Authority; and (iv) in the case of Indemnified Taxes, pay to the Administrative Agent for the account of the Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by the Lenders will equal the full amount the Lenders would have received had no such withholding or deduction (including withholdings and deductions applicable to any additional sums payable under this Section 3.1) been required.

(b) The Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of each Lender timely reimburse it for the payment of, any Other Taxes.

(c) The Loan Parties shall jointly and severally reimburse and indemnify, within 30 days after receipt of demand therefor (with copy to the Administrative Agent), the Agents and the Lenders for all Indemnified Taxes (including any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.1) paid or payable by the Agents or the Lenders, or required to be withheld or deducted from a payment to the Agents or the Lenders, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. A certificate of any Agent or any Lender (or of the Administrative Agent on behalf of any Lender) claiming any reimbursement or indemnification under this clause (c), setting forth the amounts to be paid thereunder and delivered to the Borrower with a copy to the Administrative Agent, shall be conclusive absent manifest error.

(d) Each Lender shall severally indemnify each Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified such Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.13.3 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by such Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by such Agent shall be conclusive absent manifest error. Each Lender hereby authorizes such Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by such Agent to the Lender from any other source against any amount due to such Agent under this paragraph (d).

(e) Any Lender (including for this purpose any assignee of any Lender that becomes a party to this Agreement) that is entitled to an exemption from or reduction of withholding tax with respect to any payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition to the requirements set forth in the preceding sentence, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in the following sentences of this paragraph (e) of this Section) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing, any Lender that is the beneficial owner of payments made under this Agreement will (but only so long as such Lender remains lawfully able to do so) provide: (i) in the case of a beneficial owner that is a U.S. Person, executed copies of IRS Form W-9 certifying that such beneficial owner is exempt from U.S. Federal backup withholding tax, (ii) in the case of a beneficial owner claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, both (A) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable and (B) a certificate to the effect that such beneficial owner is not (1) a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, (2) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or (3) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC, (iii) in the case of a beneficial owner that is not a U.S. Person claiming the benefits of an income tax treaty to which the United States is a party, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest,” “business profits” or “other income” article of such tax treaty; (iv) in the case of a beneficial owner for whom payments under this Agreement constitute income that is effectively connected with such beneficial owner’s conduct of a trade or business in the United States, executed copies of IRS Form W-8ECI; and (v) in the case of a beneficial owner that ceases to be, or to be deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) or any successor provision thereto, notification in writing to the Borrower and the Administrative Agent of such change. Any Lender that is not the beneficial owner of payments made under this Agreement, such as an entity treated as a partnership for U.S. federal income tax purposes, will (but only so long as such Lender remains lawfully able to do so) provide (x) executed copies of IRS Form W-8IMY on behalf of itself and (y) on behalf of each such beneficial owner, the forms set forth in clauses (i) through (iv) of the preceding sentence that would be required of such beneficial owner if such beneficial owner were a Lender. If a payment made to any Lender under this Agreement would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA, such Lender shall (but only so long as such Lender remains lawfully able to do so) deliver to the Borrower and the Administrative Agent, at the time or times prescribed by law or reasonably requested in writing by the Borrower or the Administrative Agent, such documentation prescribed by applicable law or reasonably requested in writing by the Borrower or the Administrative Agent as may be necessary for the Borrower or the Administrative Agent to comply with its obligations under FATCA, to determine that such Lender has complied with its obligations under FATCA, or to determine the amount to deduct and withhold from such payment. Solely for purposes of the preceding sentence, FATCA shall include any amendments made to FATCA after the date of this Agreement.

(f) If any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, such Lender shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by such Lender, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Lender in the event such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this clause (f), in no event will any Lender be required to pay any amount to the Borrower pursuant to this clause (f) the payment of which would place such Lender in a less favorable net after-Tax position than such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This clause (f) shall not be construed to require any Lender to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(g) The provisions of this Section 3.1 shall survive the termination of this Agreement, any assignment of rights by, or the replacement of, a Lender Party, and repayment of all Obligations.

3.2 Increased Cost; Illegality.

(a) If, after the Effective Date, the adoption or taking effect of, or any change in, any Applicable Law, rule, regulation or treaty, or any change in the interpretation or administration of any Applicable Law, rule, regulation or treaty by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender with any request, rule, guideline or directive (whether or not having the force of law) of any such authority, central bank or comparable agency: (i) shall impose, modify or deem applicable any reserve (including any reserve imposed by the FRB), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by such Lender; (ii) shall subject such Lender or any Agent to any Taxes (other than Taxes described in clauses (b) and (c) of the definition of Excluded Taxes, Taxes indemnified pursuant to Section 3.1 and Connection Income Taxes); or (iii) shall impose on such Lender or any Person controlling such Lender any other condition affecting any Loan, its Notes or its obligation to make any Loan; and the result of anything described in clauses (i) through (iii) above is to increase the cost to (or to impose a cost on) such Lender of making or maintaining any Loan, or to reduce the amount of any sum received or receivable by such Lender under this Agreement or under its Notes with respect thereto, then, upon demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to the Administrative Agent) therefor, the Borrower shall pay directly to such Lender such additional amount as will compensate such Lender for such increased cost or such reduction.

(b) If any Lender shall reasonably determine that any change in, or the adoption or phase-in of, any Applicable Law, rule or regulation regarding capital adequacy, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or the compliance by such Lender or any Person controlling such Lender with any request or directive regarding capital adequacy applicable to such Lender or any such Person (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender’s or such controlling Person’s capital as a consequence of such Lender’s Commitments hereunder to a level below that which such Lender or such controlling Person could have achieved but for such change, adoption, phase-in or compliance (taking into consideration such Lender’s or such controlling Person’s policies with respect to capital adequacy) by an amount deemed by such Lender or such controlling Person to be material, then from time to time, upon demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to the Administrative Agent), the Borrower shall pay to such Lender such additional amount as will compensate such Lender or such controlling Person for such reduction.

(c) If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain, or fund Loans whose interest is determined by reference to SOFR, Adjusted Term SOFR or Term SOFR, or to determine or charge interest rates based upon SOFR, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (through the Administrative Agent), any obligation of the Lenders to make Loans, and any right of the Borrower to continue Loans, shall be suspended, until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (i) the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay all SOFR Loans of such Lender (the interest rate on which SOFR Loans of such Lender shall, if necessary to avoid such illegality, be determined by such Lender), either on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, in each case until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lenders to determine or charge interest rates based upon SOFR, Adjusted Term SOFR or Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 3.4.

(d) Notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in Applicable Law, regardless of the date enacted, adopted, issued or implemented. Notwithstanding anything to the contrary in this Section 3.2, the Borrower shall not be required to compensate any Lender for any amounts in this Section 3.2 incurred more than 180 days prior to the date that such Lender delivers the statement making the demand for such payment (except that, if the change in law giving rise to such increased costs or reductions is retroactive, then the foregoing 180 day period shall be extended to include the retroactive effect thereof).

(e) All amounts payable under this Section 3.2 shall bear interest from the date that is 10 days after the date of demand by any Lender or the Administrative Agent (at the direction of the applicable Lender) until payment in full to such Lender at the rate applicable to the Loans then outstanding. A certificate of any Agent or any Lender (or of the Administrative Agent on behalf of the applicable Lender) claiming any compensation under this Section 3.2, setting forth the amounts to be paid thereunder and delivered to the Borrower with a copy to the Administrative Agent, shall be conclusive, binding and final for all purposes, absent manifest error.

(f) The obligations of the Loan Parties under this Section 3.2 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

3.3 Mitigation of Circumstances; Replacement of Lenders.

(a) If any Lender requests compensation under Section 3.2, or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.1, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Sections 3.1 or 3.2, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 3.2, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.1 and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with paragraph (a) of this Section, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.13), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.1 or 3.2) and obligations under this Agreement and the related Loan Documents to a permitted assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 10.13;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.2 or payments required to be made pursuant to Section 3.1, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

3.4 Compensation for Losses. In the event of (a) the payment of any principal of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), or (c) the failure to borrow, convert, continue or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

3.5 Conclusiveness of Statements; Survival. Determinations and statements of any Lender pursuant to Sections 3.1 or 3.2 shall be conclusive absent manifest error provided that such Lender or the Administrative Agent provides the Borrower with written notification of such determinations and statements. Each Lender may use reasonable averaging and attribution methods in determining compensation under Sections 3.1 or 3.2 and the provisions of such Sections shall survive repayment of the Loans, cancellation of the Notes and termination of this Agreement.

3.6 Interest Act (Canada). For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis other than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used, multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. Each determination of any interest, fees or interest rate hereunder shall be final, conclusive and binding for all purposes, absent manifest error. All fees shall be fully earned when due and shall not be subject to rebate, refund or proration.

Section 4. Conditions Precedent.

4.1 Effective Date. This Agreement shall be effective when executed and delivered by each Loan Party and each other Person named as a party hereto, and the occurrence of the Effective Date, the effectiveness of this Agreement and the obligation of the Lenders to make the Loans is subject to the satisfaction or waiver in writing by the Lenders or, at the written direction of the Lenders, the Administrative Agent, of the following conditions precedent, each of which shall be reasonably satisfactory in all respects to the Agents (as to their rights, duties and obligations) and the Lenders:

4.1.1 Delivery of Documents. The Borrower shall have delivered the following documents to the Agents and the Lenders in form and substance reasonably satisfactory to the Lenders and the Agents (as to their rights duties and obligations) (and as applicable, duly executed by all Persons named as parties thereto and dated as of the Effective Date or an earlier date satisfactory to the Lenders and the Agents):

(a) Agreement and Disclosure Letter. This Agreement and the Disclosure Letter.

(b) Lien and Judgment Searches. Copies of uniform commercial code, Irish Companies Registration Office, lien, tax lien, Irish High Court Central office and judgments, register of disqualified and restricted directors, and judgment search reports listing all effective financing statements, tax liens and equivalent filings and judgments filed against any Loan Party, with copies of all such filings, and copies of Patent, Trademark, Copyright and Internet Domain Name search reports conducted by the Borrower listing all effective collateral assignments in respect of such Intellectual Property filed with respect to any Loan Party, with copies of such collateral assignment documentation, all in each jurisdiction reasonably determined by the Lenders, as applicable.

(c) Authorization Documents of Borrower. For the Borrower, the Borrower’s (i) charter (or similar formation document), certified as of a recent date by the appropriate Governmental Authority (as applicable) in its jurisdiction of incorporation (or formation), (ii) bylaws (and similar governing document) (as applicable), (iii) resolutions of its board of directors (or similar governing body) approving and authorizing such Person’s execution, delivery and performance of the Loan Documents to which it is party and the transactions contemplated thereby, (vi) signature and incumbency certificates of its officers authorized to execute the Loan Documents, in each case with respect to clauses (i) through (iv), all certified by its secretary or an assistant secretary (or similar officer) as being in full force and effect without modification and (v) good standing certificates in its jurisdiction of incorporation (or formation) and in each other jurisdiction requested by the Administrative Agent (at the written direction of the Required Lenders) or the Lenders, in each case, dated as of a recent date.

(d) Officer’s Certificate. A certificate, dated the Closing Date and signed by the chief executive officer or the chief financial officer of the Borrower, confirming compliance with the conditions set forth in Sections 4.1.2, 4.1.3, and 4.1.4.

(e) Agent Fee Letter. The Agent Fee Letter, dated on or before the Closing Date, by and among the Agents and the Borrower.

(f) KYC; Anti-Money Laundering; Beneficial Ownership. Upon the reasonable request of any Agent or any other Lender made prior to the Closing Date, the Borrower shall have provided to such Agent or such other Lender the documentation and other information so requested in connection with applicable “know your customer” and anti-money-laundering rules and regulation, including without limitation the PATRIOT Act, and any Loan Party that qualifies as a “legal entity customary” under any beneficial ownership regulation shall have delivered to any Agent or any Lender that so requests, a beneficial ownership certificate in relation to such Loan Party.

4.1.2 Representations and Warranties. Each representation and warranty by each Loan Party contained herein or in any other Loan Document to which such Loan Party is a party, shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of the Effective Date (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

4.1.3 No Default. No Default or Event of Default shall have occurred and be continuing.

4.1.4 No Material Adverse Change. Since November 30, 2021, no event or occurrence shall have occurred that has resulted or could reasonably be expected to result in a Material Adverse Effect.

4.1.5 Delivery of a Borrowing Request. A Borrowing Request applicable to the Tranche One Loans and requesting that such amounts be funded on July 29, 2022, delivered no later than July 20, 2022 or, if earlier, the date hereof.

4.2 Closing Date. The obligations of each Lender having an applicable Commitment in accordance with Section 2.1.1 to make the Tranche One Loans is subject to the satisfaction of the following conditions precedent, each of which shall be reasonably satisfactory in all respects to the Agents (as to their rights, duties and obligations) and the Lenders:

4.2.1 Delivery of Documents. The Borrower shall have delivered the following documents to the Agents and the Lenders in form and substance reasonably satisfactory to the Lenders and the Agents (as to their rights, duties and obligations), duly executed by all Persons named as parties thereto and dated as of the Closing Date:

(a) Notes. The Borrower shall have delivered the Notes in respect of the Tranche One Loans, duly executed by the Borrower.

(b) Authorization Documents. For each Loan Party, such Person’s (i) charter (or similar formation document) or constitution (other than in the case of the Irish Guarantor), certified as of a recent date by the appropriate Governmental Authority (as applicable) in its jurisdiction of incorporation (or formation) or, in the case of the Irish Guarantor, the constitution of the Irish Guarantor certified by a director of the Irish Guarantor, (ii) other than in the case of the Irish Guarantor, limited liability company agreement, partnership agreement and bylaws (and similar governing document) (as applicable), (iii) resolutions of its board of directors (or similar governing body) approving and authorizing such Person’s execution, delivery and performance of the Loan Documents to which it is party and the transactions contemplated thereby, (vi) signature and incumbency certificates of its officers authorized to execute the Loan Documents, in each case with respect to clauses (i) through (iv), (v) certificates in relation to Section 239 and Section 82 of the Irish Companies Act, (vi) tax registration number, all certified by its secretary or an assistant secretary (or similar officer) or, in the case of the Irish Guarantor, director, as being in full force and effect without modification, and (vii) other than in the case of the Irish Guarantor good standing certificates in its jurisdiction of incorporation (or formation) and in each other jurisdiction requested by an Agent (at the written direction of the Required Lenders) or the Lenders, in each case, dated as of a recent date.

(c) Loan Documents. (i) The Loan Documents, (ii) all instruments, documents, notices, acknowledgments, certificates and agreements executed or delivered pursuant thereto (including Intellectual Property security agreements, pledged equity and limited liability company interests in the Subsidiaries to the extent certificated, if any, with undated irrevocable transfer powers executed in blank), in each case, executed and delivered by each Loan Party and each other Person named as a party thereto and, in the case of the Irish Guarantor, a completed Irish Companies Registration Office registration template in agreed form for the Irish Security Agreement and any other relevant Collateral Documents prepared by the Agent’s solicitors and approved and verified by the Borrower’s solicitors and (iii) with respect to the Irish Guarantor, bring-downs of the applicable searches described in Section 4.1.1(b) as of the Closing Date.

(d) Deed of Hypothec. A Deed of Hypothec granted by each Quebec Loan Party and an application for registration (Form RH) in respect thereof shall have been registered at the RPMRR.

(e) Financing Statements; Mortgages. Properly completed uniform commercial code financing statements, Mortgages (if any) and other filings and documents required by law or the Loan Documents to provide the Collateral Agent with perfected first priority Liens (subject only to Permitted Liens) in the Collateral (excluding, for the avoidance of doubt, any Irish Companies Registration Office filings).

(f) Opinions of Counsel. An opinion, addressed to the Agents and the Lenders and dated as of the Closing Date (i) from Jenner & Block LLP, United States counsel to the Loan Parties, (ii) Fasken Martineau DuMoulin LLP, Canadian counsel to the Loan Parties, and (iii) A&L Goodbody LLP, Irish counsel to the Loan Parties.

(g) Insurance. Certificates or other evidence of insurance in effect as required by Section 6.3(b).

(h) Officer’s Certificate. A certificate, dated the Closing Date and signed by the chief executive officer or the chief financial officer of the Borrower, confirming compliance with the conditions set forth in Sections 4.1.2, 4.1.3, and 4.1.4.

(i) Solvency Certificate. A certificate of the chief financial officer (or, in the absence of a chief financial officer, the chief executive officer or manager) of the Borrower, in his or her capacity as such and not in his or her individual capacity, in form and substance reasonably satisfactory to the Lenders, certifying as to the matters set forth in Section 5.13.

(j) Share Certificates. The original stock or other equity certificates representing any Capital Stock in Loan Parties pledged under the Collateral Documents, together with undated transfer powers in blank and, in the case of the Irish Guarantor, share certificates, dividend mandate letters, irrevocable proxy letters, letters of authority and certified copy share registers.

(k) Other Documents. Such other certificates, documents and agreements that may be listed on the closing checklist provided by the Required Lenders to the Borrower or as the Agent or the Required Lenders may reasonably request.

4.2.2 Representations and Warranties. Each representation and warranty by each Loan Party contained herein or in any other Loan Document to which such Loan Party is a party, shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of the Closing Date (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

4.2.3 No Default. No Default or Event of Default shall have occurred and be continuing.

4.2.4 No Material Adverse Change. Since November 30, 2021, no event or occurrence shall have occurred that has resulted or could reasonably be expected to result in a Material Adverse Effect.

4.2.5 Payment of Fees and Expenses. The Borrower shall have paid, on or prior to the Closing Date, (i) the fees payable on or before the Closing Date in the amounts set forth in the Agent Fee Letter and (ii) to the extent invoiced in reasonable detail at least two (2) Business Days prior to such Funding Date, all reasonable and documented out-of-pocket costs and expenses (including payment or reimbursement of all Costs, diligence costs and consulting costs) incurred by the Agents and the Lenders in connection with the preparation, execution and delivery of this Agreement, the other Loan Documents and the transactions contemplated hereby and thereby which are required to be paid by the Borrower.

4.3 Funding Dates. The obligations of each Lender having an applicable Commitment in accordance with Section 2.1.1 to make each of the Tranche Two Loans, the Tranche Three Loans and the Tranche Four Loans, as applicable, is subject to the satisfaction of the following conditions precedent, each of which shall be satisfactory in all respects to the Lenders:

4.3.1 Delivery of Documents. The Borrower shall have delivered the following documents to the Agents and the Lenders in form and substance reasonably satisfactory to the Agents (as to their rights, duties and obligations) and the Lenders (and, as applicable, duly executed by all Persons named as parties thereto and dated as of the Funding Date or an earlier date satisfactory to the Lenders and the Agents):

(a) Delivery of Borrowing Request. The Borrower shall have delivered to the Administrative Agent a Borrowing Request applicable to such Loan and requesting that such amounts be funded on a date that is not less than 15 Business Days and not more than 20 Business Days from the date such Borrowing Request is received by the Administrative Agent.

(b) Notes. The Borrower shall have delivered the Notes in respect of the Tranche One Loans, the Tranche Two Loans, the Tranche Three Loans or the Tranche Four Loans, as applicable, in form and substance reasonably satisfactory to the Lenders and the Agents (as to their rights, duties and obligations), duly executed by the Borrower, and dated as of the applicable Funding Date.

4.3.2 Hurdles.

(a) With respect to the Tranche Two Loans, (i) the Tranche One Loans shall have been funded, and (ii) receipt by Agents and the Lenders of evidence reasonably satisfactory in all respects to the Lenders of (x) the Borrower’s generation in the most recent twelve calendar month period ending at least 30 days prior to the Funding Date of the Tranche Two Loans of at least $75,000,000 of Net Revenues, (y) the submission of the Egrifta Human Factors Study to the FDA on or before June 30, 2023.

(b) With respect to the Tranche Three Loans, (i) the Tranche One Loans and Tranche Two Loans shall have been funded, and (ii) receipt by Agents and the Lenders of evidence reasonably satisfactory in all respects to the Lenders of (1) the Borrower’s generation in the most recent twelve calendar month period ending at least 30 days prior to the Funding Date of the Tranche Three Loans of at least $90,000,000 of Net Revenues and (2) the Borrower’s receipt of the Tesamorelin Approval.

(c) With respect to the Tranche Four Loans, (i) the Tranche One Loans, Tranche Two Loans and Tranche Three Loans shall have been funded, and (ii) receipt by Agents and the Lenders of evidence reasonably satisfactory in all respects to the Lenders of (1) the Borrower’s generation in the most recent twelve calendar month period ending at least 30 days prior to the Funding Date of the Tranche Four Loans of at least $110,000,000 of Net Revenues, and (2) the Borrower’s generation in the most recent twelve calendar month period ending at least 30 days prior to the Funding Date of the Tranche Four Loans of at least $20,000,000 of EBITDA.

4.3.3 Fees and Expenses. The Borrower shall have paid, on or prior to the applicable Funding Date of such Loan, (i) the Facility Fee payable under Section 2.12.2 and (ii) to the extent invoiced in reasonable detail at least two (2) Business Days prior to such Funding Date, all reasonable and documented out-of-pocket costs and expenses (including the payment or reimbursement of all Costs) owing and payable to the Agents and the Lenders as of such date or incurred by the Agents and the Lenders in connection with the funding of the applicable Loan which are required to be paid by the Borrower.

4.3.4 Officer’s Certificate. On the Funding Date with respect to such Loan, the Borrower shall have delivered to the Agents and the Lenders a certificate, dated as of the applicable Funding Date and signed by the chief executive officer or chief financial officer of the Borrower, confirming compliance with the conditions set forth in Sections 4.3.6, 4.3.7 and 4.3.8.

4.3.5 Solvency Certificate. A certificate of the chief financial officer (or, in the absence of a chief financial officer, the chief executive officer or manager) of the Borrower on behalf of each Loan Party, in his or her capacity as such and not in his or her individual capacity, in form and substance reasonably satisfactory to the Lenders, certifying as to the matters set forth in Section 5.13.

4.3.6 Representations and Warranties. Each representation and warranty made by each Loan Party contained herein or in any other Loan Document to which such Loan Party is a party, shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of the applicable Funding Date (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

4.3.7 No Default. No Default or Event of Default shall have occurred and be continuing on the date of delivery of any Borrowing Request and any Funding Date (both before and immediately after giving effect thereto).

4.3.8 No Material Adverse Effect. Since November 30, 2021, no event or occurrence shall have occurred that has resulted or would reasonably be expected to result in a Material Adverse Effect.

Section 5. Representations and Warranties. To induce the Agents and the Lenders to enter into this Agreement and to induce the Lenders to advance the Loans hereunder, the Borrower represents and warrants to the Agents and the Lenders that each of the following are, and after giving effect to the borrowing of each Loan, will be, true, correct and complete:

5.1 Organization. Each Loan Party and each of its Subsidiaries (a) is validly existing, duly incorporated and, other than in the case of the Irish Guarantor, in good standing under the laws of its jurisdiction of organization, and (b) has all power and authority and all governmental approvals required for the ownership and operation of its properties and the conduct of its business as now conducted and as proposed to be conducted and is qualified to do business, and is in good standing (as applicable), in every jurisdiction where, because of the nature of its activities or properties, such qualification is required, except for this clause (b) where the failure could not reasonably be expected to have a Material Adverse Effect.

5.2 Authorization; No Conflict. Each Loan Party is duly authorized to execute and deliver each Loan Document to which it is a party, the Borrower is duly authorized to borrow monies hereunder, the granting of the security interests pursuant to the Collateral Documents is within the corporate or organizational purposes of the Borrower and each other Loan Party party thereto, and the Borrower and each other Loan Party is duly authorized to perform its Obligations under each Loan Document to which it is a party. The execution, delivery and performance by the Borrower of this Agreement and by the Borrower and each Loan Party of each Loan Document to which the Borrower and such Loan Party, as applicable, is a party, and the borrowings by the Borrower hereunder, do not and will not (a) require any consent or approval of, or registration or filing with or any other action by, any Governmental Authority (other than (i) any consent or approval which has been obtained and is in full force and effect and (ii) recordings and filings in connection with the Liens granted to the Collateral Agent under the Collateral Documents), (b) conflict with (i) any provision of Applicable Law, (ii) the charter, by-laws, limited liability company agreement, partnership agreement or other organizational documents of any Loan Party or (iii) any material agreement, indenture, instrument or other document, or any judgment, order or decree, which is binding upon any Loan Party or any of such Loan Party’s respective properties (including any Material Contract) or (c) require, or result in, the creation or imposition of any Lien on any asset of the Borrower or any other Loan Party (other than Liens in favor of the Collateral Agent created pursuant to the Collateral Documents).

5.3 Validity; Binding Nature. Each of this Agreement and each other Loan Document to which the Borrower or any other Loan Party is a party is the legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, subject to bankruptcy, insolvency, examinership and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity (including the Irish Legal Reservations, Canadian Insolvency Laws and the Quebec Civil Code).

5.4 Financial Condition. The unaudited financial statements of the Borrower and its Subsidiaries (presented on a consolidated basis) as at February 28, 2022, the audited consolidated financial statements of the Borrower and its Subsidiaries (presented on a consolidated basis) as at November 30, 2021, and the most recent audited financial statements delivered pursuant to Section 6.1.1 and the most recent unaudited financial statements delivered pursuant to Section 6.1.2, in each case, have been prepared in accordance with IFRS, subject to, in the case of unaudited financial statements, the absence of footnotes and year-end adjustments, and present fairly in all material respects the consolidated financial condition of such Persons as at such dates and the results of their operations and cash flows for the periods then ended. Such financial statements disclose all material liabilities of the Borrower and its Subsidiaries (other than trade payables incurred in the ordinary course of business).

5.5 No Material Adverse Change. Since November 30, 2021, there has been no event or occurrence that has resulted or could reasonably be expected to result in a Material Adverse Effect.

5.6 Litigation. As of the Effective Date, other than as set forth on Schedule 5.6 of the Disclosure Letter, no litigation (including derivative actions), arbitration proceeding or governmental investigation or proceeding is pending or, to the Borrower’s knowledge, threatened against any Loan Party or any of its Subsidiaries or any of their respective properties; and as of any date, other than the Effective Date, on which this representation is made or remade, other than as set forth on Schedule 5.6 of the Disclosure Letter, no litigation (including derivative actions), arbitration proceeding or governmental investigation or proceeding is pending or, to the Borrower’s knowledge, threatened against any Loan Party or any of its Subsidiaries or any of their respective properties, which, if adversely determined, could reasonably be likely to yield liability, in the aggregate for all such matters, in excess of $500,000, or result in a Material Adverse Effect. No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement, any other Loan Document, or directing that the transactions provided for herein not be consummated as herein provided. Neither any Loan Party nor any of its Subsidiaries is the subject of a material and non-routine audit or, to the knowledge of the Borrower, any material and non-routine review or investigation by any Governmental Authority (excluding the IRS and other taxing authorities) concerning the violation or possible violation of any requirement of Applicable Law.

5.7 Ownership of Properties; Liens; Real Property. There are no Liens on the Collateral other than Permitted Liens. Each Loan Party and each of its Subsidiaries owns good and, in the case of owned real property, marketable title to, or valid leasehold or license interest in, all of its properties and assets, real and personal, tangible and intangible, of any nature whatsoever (including Patents, Trademarks, trade names, service marks and Copyrights) that are material to any Loan Party or any Subsidiary thereof, or are reasonably necessary in the ordinary conduct of the business of the Loan Parties and the Subsidiaries, in each case free and clear of all Liens, charges and claims (including infringement claims with respect to Intellectual Property) other than Permitted Liens. Schedule 5.7 of the Disclosure Letter lists all of the real property owned, leased or subleased by any Loan Party as of the Effective Date.

5.8 Capitalization; Subsidiaries.

(a) Capital Stock. Schedule 5.8(a) of the Disclosure Letter sets forth, as of the Effective Date, the name and jurisdiction of incorporation or organization of, and the percentage of each class of Capital Stock owned by the Borrower or any other Subsidiary of the Borrower in (i) each Subsidiary and (ii) each joint venture in which the Borrower or any other Subsidiary owns any Capital Stock. All Capital Stock in each Subsidiary owned by the Borrower or any other Subsidiary is duly and validly issued and, in the case of each Subsidiary that is a corporation, is fully paid and non-assessable, and is owned by the Borrower, directly or indirectly through Wholly-Owned Subsidiaries. Each Loan Party is the record and beneficial owner of, and has good title to, the Capital Stock pledged by it to the Collateral Agent under the Collateral Documents, free of any and all Liens, rights or claims of other Persons, other than Liens created under the Collateral Documents and other Permitted Liens. Each Loan Party is the record and beneficial owner of, and has good title to, the Capital Stock pledged by it to the Collateral Agent under the Collateral Documents, free of any and all Liens, rights or claims of other persons, except the security interest created by the Collateral Documents, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such pledged Capital Stock.

(b) No Consent of Third Parties Required. No consent of any Person, including any other general or limited partner, any other member of a limited liability company, any other shareholder or any other trust beneficiary, is necessary or reasonably desirable (from the perspective of a secured party) in connection with the creation, perfection or first priority status of the security interest of the Collateral Agent in any Capital Stock pledged to the Collateral Agent for the benefit of the Agents and the Lenders under the Collateral Documents, or the exercise by the Collateral Agent of the voting or other rights provided for in the Collateral Documents or the exercise of rights and remedies in respect thereof.

5.9 Pension Plans. No Loan Party sponsors, maintains, contributes to, is required to contribute to, or otherwise has or may have any liability with respect to a Benefit Plan. Each “employee benefit plan” as defined in Section 3(3) of ERISA that (x) provides retirement benefits (y) is sponsored by the Borrower or any member of its Controlled Group and (iii) is intended to be tax qualified under section 401 of the IRC has a determination letter (or has or will timely filed an application for a determination letter that remains pending) or opinion letter from the IRS on which it is entitled to rely, and no assets of any such plan are invested in stock of the Borrower. Each employee benefit plan, program or arrangement sponsored, maintained, contributed to or required to be contributed to by the Borrower or any member of its Controlled Group or with respect to which Borrower or any member of its Controlled Group has or may have liability is subject only to the Laws of the United States or Ireland (or any state or other political subdivision thereof) and has complied, both in form and in operation, in all material respects with its terms and applicable Laws.

5.10 Compliance with Law; Investment Company Act; Health Care Laws.

(a) Each Loan Party and each of its Subsidiaries possesses all, and is not in default under any, necessary authorizations, permits, licenses, certifications or approvals, including all Governmental Approvals, from all Governmental Authorities in order to conduct their respective businesses as presently conducted, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. All business and operations of each Loan Party and each of its Subsidiaries complies with all Applicable Law and all applicable Governmental Approvals, in each case in all material respects. No Loan Party or any of its Subsidiaries is operating any aspect of its business under any agreement, settlement, judgment, decree, injunction, order or other arrangement with any Governmental Authority. None of any Loan Party, any Person controlling any Loan Party, or any Subsidiary of any Loan Party, is subject to regulation under any Federal or state statute, rule or regulation limiting its ability to incur Debt, pledge its assets or perform its Obligations under the Loan Documents.

(b) No Loan Party or any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” or a “subsidiary” of an “investment company”, within the meaning of the Investment Company Act of 1940.

(c) As of the Effective Date, no Loan Party is aware of any current or former employee that is a “whistleblower” as defined in Section 240.21F-2 of the Exchange Act.

(d) Without limiting the generality of the foregoing:

(i) No Loan Party nor any of its Subsidiaries is in violation in any material respect of any of the Health Care Laws.

(ii) (A) Each Loan Party and its Subsidiaries has all material Governmental Approvals and has made all material declarations and filings with, all applicable Governmental Authorities and self-regulatory authorities necessary to engage in the business conducted by it (including, without limitation, any FDA Authorizations and Health Canada Authorizations) and (B) no Loan Party nor any of its Subsidiaries has any knowledge that any Governmental Authority is considering limiting, suspending or revoking any such Governmental Approvals (x) with respect to business conducted in the U.S. and Canada, and (y) solely to the extent that any Loan Party has any ongoing business or operations in Europe, with respect to business conducted in Europe. All such Governmental Approvals are valid and in full force and effect and each Loan Party and its Subsidiaries are in material compliance with the terms and conditions of all such Governmental Approvals and with the rules and regulations of the regulatory authorities having jurisdiction with respect to such Governmental Approvals.

(iii) Each Loan Party and its Subsidiaries have received and maintains all material accreditation in good standing and without limitation or impairment by all applicable accrediting organizations, to the extent required by applicable law or regulation (including any foreign law or equivalent regulation).

(iv) No Loan Party nor any of its Subsidiaries has been, or has been threatened to be, (i) excluded from U.S. health care programs pursuant to 42 U.S.C. §1320(a)7 or any related regulations, (ii) “suspended” or “debarred” from selling products to the U.S. government or its agencies pursuant to the Federal Acquisition Regulation, relating to debarment and suspension applicable to federal government agencies generally (48 C.F.R. Subpart 9.4), or other applicable laws or regulations, (iii) debarred pursuant to section 306 of the FD&C Act, or (iv) made a party to any other action by any Governmental Authority that may prohibit it from selling products to any governmental or other purchaser pursuant to any Applicable Law.

(v) No Loan Party nor any of its Subsidiaries has received any written notice from the FDA, CMS, DEA, Health Canada or any other Governmental Authority with respect to, nor to any Loan Party’s or Subsidiary’s best knowledge is there, any actual or threatened investigation, inquiry, or administrative or judicial action, hearing, or enforcement proceeding by the FDA, CMS, DEA, Health Canada or any other Governmental Authority against any Loan Party or Subsidiary regarding any violation of Applicable Law.

5.11 Margin Stock. No Loan Party or any of its Subsidiaries is engaged or will engage, principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No portion of the Obligations is secured directly or indirectly by Margin Stock.

5.12 Taxes. Each Loan Party and each of its Subsidiaries has filed all federal and material state, local and foreign income, sales, goods and services, harmonized sales and franchise and all other material tax returns, reports and statements (collectively, the “Tax Returns”) with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are or were required to be filed. All such Tax Returns are true, correct and complete in all material respects. All Taxes reflected therein and all Taxes otherwise due and payable have been paid prior to the date on which any liability may be added thereto for non-payment thereof, except for those contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are maintained on the books of the appropriate Loan Party, as applicable, in accordance with IFRS, so long as any related Lien shall have no effect on the priority of the Liens in favor of the Collateral Agent. As of the Effective Date, no Tax Return is under audit or examination by any Governmental Authority and no written notice of such an audit or examination or any written assertion of any claim for Taxes has been given or made by any Governmental Authority. Proper and accurate amounts have been withheld by each Loan Party and each of its Subsidiaries, as applicable, from their respective employees for all periods in material compliance with the tax, social security and unemployment withholding provisions of Applicable Law and such withholdings have been timely paid to the respective Governmental Authorities in accordance with Applicable Law. No Loan Party has been a member of an affiliated, combined or unitary group other than the group of which a Loan Party is the common parent or has liability for Taxes of any other person by contract, as a successor or transferor or otherwise by operation of law.

5.13 Solvency. Both immediately before and after giving effect to (a) the Loan or Loans made on or prior to the date this representation and warranty is made or remade, (b) the disbursement of proceeds of such Loan or Loans, and (c) the payment and accrual of all transaction costs in connection with the foregoing, with respect to the Loan Parties, on a consolidated basis, (i) the fair value of the assets of the Loan Parties is greater than the amount of the liabilities (including disputed, contingent and unliquidated liabilities) of the Loan Parties as such value is established and such liabilities evaluated, (ii) the present fair saleable value of the assets of the Loan Parties is not less than the amount that will be required to pay the probable liability on the debts of the Loan Parties as they become absolute and matured, (iii) the Loan Parties are able to realize upon their assets and pay their debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business, (iv) none of the Loan Parties intends to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature, (v) none of the Loan Parties is engaged in business or a transaction, or is about to engage in business or a transaction, for which its property would constitute unreasonably small capital, and (vi) no Canadian Loan Party is “insolvent” within the meaning of the Bankruptcy and Insolvency Act (Canada).

5.14 Environmental Matters. The on-going operations of each Loan Party and each of its Subsidiaries comply in all respects with all Environmental Laws, except such non-compliance which could not reasonably be expected to have a Material Adverse Effect. Each Loan Party and each of its Subsidiaries have obtained, and maintain in good standing, all licenses, permits, authorizations and registrations required under any Environmental Law and necessary for their respective ordinary course operations, and each Loan Party and each of its Subsidiaries are in compliance with all terms and conditions thereof, except in each case where the failure could not reasonably be expected to have a Material Adverse Effect. No Loan Party or any of its Subsidiaries or any of their respective properties or operations is subject to any outstanding written order from or agreement with any federal, state or local Governmental Authority, nor subject to any judicial or administrative proceeding, nor subject to any indemnification agreement respecting any Environmental Law, Environmental Claim or Hazardous Substance.

5.15 Insurance. Each Loan Party and its properties are insured with financially sound and reputable insurance companies in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where such Loan Party operates. Each Loan Party maintains, if available, fully paid flood hazard insurance on all fee owned real property that is located in a special flood hazard area and that constitutes Collateral on such terms and in such amounts as required by The National Flood Insurance Reform Act of 1994. A true and complete listing of such insurance of the Loan Parties as of the Effective Date is set forth in Schedule 5.15 of the Disclosure Letter.

5.16 Information. No information heretofore or contemporaneously furnished in writing by or on behalf of the Borrower or any other Loan Party to the Agents or the Lenders for purposes of or in connection with this Agreement and the transactions contemplated hereby or delivered pursuant thereto, contained as of the date when furnished any untrue statements of a material fact or omitted to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading in any material respect, when taken as a whole (it being recognized by the Agents and the Lenders that any projections and forecasts provided by the Borrower are based on good faith estimates and assumptions believed by the Borrower to be reasonable as of the date of the applicable projections or assumptions and that actual results during the period or periods covered by any such projections and forecasts may differ from projected or forecasted results and such differences may be material).

5.17 Intellectual Property.

(a) Schedule 5.17(a) of the Disclosure Letter sets forth as of the Effective Date a true and complete list of all Patents (including patent applications), registered Trademarks, applications for registration of Trademarks, registered Copyrights and applications for registration of Copyrights owned by or exclusively licensed to any Loan Party or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). A Loan Party or a Subsidiary thereof exclusively owns, free and clear of all Liens other than Permitted Liens, all right, title and interest in and to, all Registered Intellectual Property that is indicated on Schedule 5.17(a) of the Disclosure Letter as owned by such Loan Party or Subsidiary. All unexpired Registered Intellectual Property, whether or not yet filed as an application, is valid and enforceable. All maintenance and annuity fees for Registered Intellectual Property have been paid to date and each Loan Party will continue to pay all required fees related to the Registered Intellectual Property. There are no facts (including any material prior art not disclosed to the applicable granting authority in connection with any issued Patents included in the Registered Intellectual Property) that would invalidate or render unenforceable any issued Patents included in the Registered Intellectual Property. Borrower shall notify the Agent and Lenders of any applications for the registration of Patents, Trademarks, or Copyrights filed by any Loan Party or any of its Subsidiaries after the Effective Date (“After-Acquired IP”), where notification of such After-Acquired IP shall be provided pursuant to Section 6.8(d) and such After-Acquired IP shall automatically become part of Schedule 5.17(a) of the Disclosure Letter subject to the terms and conditions of this Agreement with respect thereto

(b) As of the Effective Date, no Loan Party or any Subsidiary has received any written notice, or, to the knowledge of any Loan Party, any other communication from a third party, that the use or exploitation by such any Loan Party or Subsidiary of any Intellectual Property owned by or licensed to such Loan Party or Subsidiary, or the use, manufacture, sale or distribution of any Product, infringes or misappropriates the Intellectual Property of any third party. To the knowledge of the Borrower, no Intellectual Property employed, or contemplated to be employed, by the Borrower or any Subsidiary in the operation of their respective businesses as currently conducted infringes upon the rights held by any other Person. All unexpired Registered Intellectual Property is valid and enforceable and no action is pending or threatened that may affect the validity, use or enforceability of the Registered Intellectual Property. As of the Effective Date, no third party is infringing or misappropriating any of the Registered Intellectual Property (excluding patent applications). The Registered Intellectual Property is not subject to any outstanding order, injunction, judgment, decree or arbitration award restricting the use thereof, except as would not be material to the Borrower or any Subsidiary in the operation of their respective businesses. In the last 12 months, no Loan Party or any Subsidiary thereof has taken any action (or failed to take any action) that has resulted in the loss, lapse, abandonment, invalidity or unenforceability of any of the Registered Intellectual Property or any other Intellectual Property owned by any Loan Party or Subsidiary thereof unless permitted by this Agreement.

(c) Except as set forth on Schedule 5.17(c) of the Disclosure Letter on the Effective Date or, after the Effective Date, as permitted by this Agreement, (i) no Loan Party or any Subsidiary has granted any licenses under Registered Intellectual Property or any other material Intellectual Property owned by any Loan Party or any Subsidiary thereof to third parties; and (ii) no Loan Party or any Subsidiary thereof is party to any contract with any Person that limits or restricts the Loan Party or any of its Subsidiaries’ use of the Registered Intellectual Property or any other material Intellectual Property owned by any Loan Party or any Subsidiary thereof that requires any payments for such use.

(d) No Loan Party or any of its Subsidiaries has filed any disclaimer or made or permitted any other voluntary reduction in the scope of any Patent included in the Registered Intellectual Property. As of the Effective Date, none of the Patents included in Registered Intellectual Property has been or is currently involved in any interference, re-examination, opposition, derivation or other post-grant proceedings and no such proceedings are, to the knowledge of the Borrower, threatened.

(e) Each Loan Party and each of its Subsidiaries owns, or is licensed or otherwise has the right to use, all Intellectual Property necessary to conduct its business as currently conducted. No Loan Party or any of its Subsidiaries has received any written notice or claim that (i) asserts any right, title or interest with respect to, or (ii) contests any right, title or interest of any Loan Party or any of its Subsidiaries in, any Intellectual Property, any anticipated Products and applications derived or expected to be derived therefrom, or the development and commercialization of any Products derived or expected to be derived therefrom, except where such notice or claim could not reasonably be expected to have a Material Adverse Effect. The Intellectual Property owned by the Loan Parties and their Subsidiaries is, in all material respects, sufficient, and conveys adequate rights, title and interests, for the Borrower, the other Loan Parties and their Subsidiaries to develop and commercialize their anticipated Products and Intellectual Property applications.

(f) Each Loan Party and each of its Subsidiaries (either itself or through licensees) has, in all material respects, (i) used each Trademark owned by it on each and every trademark class of goods in the ordinary course of business in order to maintain such Trademark in full force free from any claim of abandonment for non-use in any class of goods for which registration was obtained, (ii) maintained in the ordinary course of business the quality of products and services offered under such Trademark and taken all necessary steps to ensure that all licensed users of such Trademark maintain as in the past such quality, (iii) used such Trademark with the appropriate notice of registration and all other notices and legends required by Applicable Law, (iv) not adopted or used any mark which is confusingly similar to or a colorable imitation of such Trademark that the Collateral Agent, for the benefit of the Agents and the Lenders, has not obtained a perfected security interest in and (v) not (and has not permitted any licensee or sublicensee thereof to have) done any act or omitted to do any act whereby such Trademark may become invalidated or impaired in any way.

(g) Each Loan Party and each of its Subsidiaries (either itself or through licensees) has not done any act, or omitted to do any act, whereby any of its material Patents may become forfeited, abandoned or dedicated to the public.

(h) Each Loan Party and each of its Subsidiaries (either itself or through licensees) has not acted or omitted to act whereby any portion of its Copyrights may become invalidated or otherwise impaired in any material respect. Such Loan Party or such Subsidiary has not (either itself or through licensees) done any act whereby any portion of its Copyrights may fall into the public domain as a result of any such act.

(i) Each Loan Party and each of its Subsidiaries has taken all commercially reasonable steps, including, without limitation, in any proceeding before the Patent and Trademark Office, the Copyright Office or any similar office or agency in any other country or any political subdivision thereof, to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of its Intellectual Property, including, without limitation, the payment of required fees and taxes, the filing of responses to office actions issued by the Patent and Trademark Office and the Copyright Office, the filing of applications for renewal or extension, the filing of affidavits of use and affidavits of incontestability, the filing of divisional, continuation, continuation-in-part, reissue, and renewal applications or extensions, the payment of maintenance fees, and the participation in interference, reexamination, opposition, cancellation, infringement and misappropriation proceedings.

(j) No Loan Party or any of its Subsidiaries (either itself or through licensees) (i) has abandoned any of its Intellectual Property or (ii) has abandoned any right to file an application for letters Patent, Trademark, or Copyright, except in each case where such abandonment could not reasonably be expected to have a Material Adverse Effect.

(k) Each Loan Party and each of its Subsidiaries has done all things that are reasonably necessary and proper within such Loan Party’s or such Subsidiary’s power and control to keep each material license of Intellectual Property held by such Loan Party or such Subsidiary as licensee or licensor in full force and effect.

(l) Each Loan Party and each of its Subsidiaries has maintained all of its rights to its Internet Domain Names in full force and effect, except that each Loan Party and each of its Subsidiaries may elect not to renew any Internet Domain Name, the failure of which could not reasonably be expected to have a Material Adverse Effect.

5.18 Labor Matters. No Loan Party or any of its Subsidiaries is subject to any labor or collective bargaining agreement. There are no existing or threatened strikes, lockouts or other labor disputes (but excluding disputes with any director, member, manager or officer) involving any Loan Party or any of its Subsidiaries. Hours worked by and payment made to employees of the Borrower, the other Loan Parties and any Subsidiary are not in violation of the Fair Labor Standards Act or any other Applicable Law, rule or regulation dealing with such matters, except for violations which (i) would not reasonably be expected, individually or in the aggregate, to result in liabilities in excess of $250,000 or (ii) would not reasonably be expected to adversely affect this Agreement or the transactions contemplated hereby.

5.19 No Default. No Loan Party or any of its Subsidiaries is in default under or with respect to any contractual obligation which, individually or together with all such defaults, could reasonably be expected to have a Material Adverse Effect.

5.20 Foreign Assets Control Regulations and Anti-Money Laundering.

5.20.1 OFAC. Each Loan Party and each of its Subsidiaries is, has been, and will remain in compliance with all U.S., U.K., EU, EU member state, UN, Canadian and other applicable economic sanctions laws, executive orders and implementing regulations and measures, including those promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act of 1970 and all regulations issued pursuant to any of the foregoing (collectively, “Sanctions Laws”) and have instituted and maintained policies and procedures reasonably designed to promote and achieve compliance with all Sanctions Laws. No Loan Party and no Subsidiary, and none of their directors, officers, employees or agents (i) is a Person designated by the U.S. government on the list of the Specially Designated Nationals and Blocked Persons (each, an “SDN”) with which a U.S. Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of U.S. economic sanctions laws such that a U.S. Person cannot deal or otherwise engage in business transactions with such Person, (iii) is located, organized, or resident in a jurisdiction that is itself the subject of comprehensive economic sanctions or embargoes administered by OFAC or other relevant sanctions authority, or (iv) is owned 50% or more, directly or indirectly, or controlled by (including without limitation by virtue of such person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person or Persons described in clauses (i) through (iii) (collectively, “Sanctioned Persons”). Each Loan Party and each of its Subsidiaries has not and is not currently engaged in any transaction or dealing with any Sanctioned Person.

5.20.2 PATRIOT Act. The Loan Parties and each of their Affiliates are in compliance in all material respects with (a) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (b) the PATRIOT Act.

5.20.3 Anti-Corruption Laws. No part of the proceeds of any Loan will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977 or any anti-corruption, anti-money laundering or anti-bribery laws of any other jurisdiction. Each Loan Party and their Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance in all material respects with sanctions, the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and other similar anti-corruption or anti-money laundering legislation in other jurisdictions to the extent applicable to the Borrower and its Subsidiaries. The Loan Parties and their Subsidiaries have conducted their business in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977 and other applicable anti- corruption legislation in other jurisdictions that is applicable to the Borrower and its Subsidiaries, and have instituted and maintained policies and procedures reasonably designed to promote and achieve compliance in all material respects with such laws.

5.21 Non-Competes. None of the Loan Parties nor any of their executive officers is subject to a non-compete agreement that prohibits or would materially interfere with the development, commercialization or marketing of any Product.

5.22 Material Contracts; Key Agreements.

(a) Except for the agreements set forth on Schedule 5.22(a) of the Disclosure Letter (collectively, the “Material Contracts”), as of the Effective Date there are no (i) employment agreements covering the management of any Loan Party, (ii) collective bargaining agreements or other labor agreements covering any employees of any Loan Party, (iii) agreements for managerial, consulting or similar services to which any Loan Party is a party or by which it is bound, (iv) agreements regarding any Loan Party, its assets or operations or any investment therein to which any of its equity holders is a party, (v) patent licenses, trademark licenses, copyright licenses or other leases or license agreements to which any Loan Party is a party, either as lessor or lessee, or as licensor or licensee (other than widely available software subject to “shrink wrap” or “click-through” software licenses, (vi) distribution, marketing or supply agreements to which any Loan Party is a party, (vii) customer agreements to which any Loan Party is a party (in each case with respect to any agreement of the type described in the preceding clauses (i), (iii), (iv), (v), (vi) and (vii) requiring payment of more than $500,000 in any year), (viii) partnership agreements pursuant to which any Loan Party is a partner, limited liability company agreements pursuant to which any Loan Party is a member or manager, or joint venture agreements to which any Loan Party is a party, (ix) real estate leases, or (x) any other agreements or instruments to which any Loan Party is a party, in each case the breach, nonperformance or cancellation of which, could reasonably be expected to have a Material Adverse Effect. The consummation of the transactions contemplated by the Loan Documents will not give rise to a right of termination in favor of any party to any Material Contract (other than a Loan Party).

(b) As of the Effective Date, each Material Contract and each Key Agreement is in full force and effect and is the legal, valid and binding obligation of the Borrower and its Subsidiaries party thereto, enforceable against the Borrower and the Subsidiaries party thereto and, in each case to the knowledge of the Borrower, all other parties thereto, in accordance with its terms. As of the Effective Date, (A) neither the Borrower nor any of the Subsidiaries is in breach or in default in any material respect under any Material Contract or Key Agreement and (B) to the knowledge of the Borrower, no such other Person party to such Material Contract or Key Agreement is in breach or in default in any material respect thereunder or has any defenses, counterclaims, termination rights or rights of setoff thereunder.

(c) Borrower has provided to the Lenders true, correct and complete copies of each Material Contract and Key Agreement.

5.23 Products.

(a) Schedule 5.23(a) of the Disclosure Letter accurately and completely lists, as of the Effective Date, all Products and all Governmental Approvals, and each Loan Party has delivered to the Agents and the Lenders a copy of all Governmental Approvals as of the date hereof and, to the extent requested by the Required Lenders or Administrative Agent (at the written direction of the Required Lenders) from time to time in their discretion.

(b) With respect to any Product being tested, manufactured, marketed, sold, stored, distributed, or delivered by Loan Parties, the applicable Loan Party has received (or the applicable, authorized third parties have received), and such Product is the subject of, all Governmental Approvals needed in connection with the testing, manufacture, marketing, sale, storage, distribution, or delivery of such Product (taking into account, for each Product, the stage of testing, manufacture, marketing, sale, storage, distribution and/or delivery) by or on behalf of Loan Parties as currently conducted. All such activities have been and are being conducted in compliance with Applicable Law in all material respects, including, without limitation, the FD&C Act, the PHSA and the Canadian FDA, as applicable. No Loan Party has received any written notice from any applicable Governmental Authority, specifically including the FDA, CMS, DEA or Health Canada, that such Governmental Authority is conducting a material investigation or review (other than a normal routine scheduled inspection) of any Loan Party’s activities with respect to any Product, including, but not limited to manufacturing facilities (including any contract facilities), laboratory facilities, pharmacovigilance, processes for such Product, or any related sales or marketing activities or the Governmental Approvals related to such Product. There are no material deficiencies or violations of Applicable Laws in relation to the manufacturing, processes, sales, marketing, or delivery of such Product or the Governmental Approvals related to such Product, no Governmental Approval has been revoked or withdrawn nor threatened in writing to be revoked or withdrawn, nor, to the best of Borrower’s knowledge, has any such Governmental Authority issued any order or recommendation stating that the development, testing, manufacturing, sales or marketing of such Product by or on behalf of Loan Parties should cease or be withdrawn from the marketplace, as applicable.

5.24 Existing Debt; Investments. As of the Effective Date, no Loan Party has (a) any outstanding Debt, except Debt permitted under Section 7.1 or (b) owns or holds any Capital Stock of, any debt investments in, or has any outstanding advances to or any outstanding guarantees for the obligations of any other Person, except as set forth on Schedule 5.24 of the Disclosure Letter.

5.25 Affiliated Agreements. As of the Effective Date, except as set forth on Schedule 5.25 of the Disclosure Letter, there are no existing agreements or transactions between a Loan Party, on the one hand, and such Loan Party’s members, managers, managing members, investors, officers, directors, stockholders, other equity holders, employees or Affiliates or any members of their respective families, on the other hand.

5.26 Names; Locations of Offices, Records and Collateral; Deposit Accounts.

(a) As of the Effective Date, no Loan Party has conducted business under or used any name (whether corporate, partnership or assumed) in the last five (5) years other than as shown on Schedule 5.26(a) of the Disclosure Letter.

(b) As of the Effective Date, each Loan Party maintains respective places of business and chief executive offices only at the locations set forth on Schedule 5.26(b) of the Disclosure Letter. All Collateral is located, and all books and records of each Loan Party relating to or evidencing the Collateral are located, only in and at such locations set forth on Schedule 5.26(b) of the Disclosure Letter, or after the Effective Date, as additionally disclosed to the Agents and Lenders in writing (other than (i) deposit accounts and securities accounts maintained by any Loan Party, and (ii) Collateral in the possession of Collateral Agent, for the benefit of the Agents and the Lenders).

(c) Schedule 5.26(c) of the Disclosure Letter lists all of each Loan Party’s deposit accounts as of the Effective Date.

5.27 Broker’s or Finder’s Commissions.

Except as set forth in Schedule 5.27 of the Disclosure Letter, no broker’s, finder’s or placement fee or commission will be payable to any broker or agent engaged by any Loan Party or any of its officers, directors or agents with respect to the Loan or the transactions contemplated by this Agreement except for fees payable to the Agents and the Lenders. All amounts set forth on Schedule 5.27 of the Disclosure Letter that are due and payable on the Closing Date shall be paid in full by the Loan Parties on the Closing Date. Each Loan Party agrees to indemnify the Agents and the Lenders and hold each harmless from and against any claim, demand or liability for broker’s, finder’s or placement fees or similar commissions, whether or not payable by such Loan Party, alleged to have been incurred in connection with such transactions.

Section 6. Affirmative Covenants. Until all Obligations are Paid in Full, the Borrower agrees that it will:

6.1 Information. Furnish to the Agents (for distribution to the Lenders):

6.1.1 Annual Reports. As soon as available and in any event within 90 days following the end of each Fiscal Year, beginning with the Fiscal Year ending November 30, 2022, (i) the consolidated balance sheet of Borrower and its Subsidiaries as of the end of such Fiscal Year and related consolidated statements of income, changes in equity and cash flows for such Fiscal Year, in comparative form with such financial statements as of the end of, and for, the preceding Fiscal Year, and notes thereto, all prepared in accordance with IFRS and accompanied by an opinion of KPMG LLP or other independent public accountants of recognized national standing (which opinion shall not be qualified as to scope or contain any explanatory paragraph expressing substantial doubt about the ability of Borrower and its Subsidiaries to continue as a going concern), stating that such financial statements fairly present, in all material respects, the consolidated financial position and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS, and (ii) a narrative report and management’s discussion and analysis of the results of operation of Borrower and its Subsidiaries for such Fiscal Year, as compared to amounts for the previous Fiscal Year.

6.1.2 Quarterly Reports. As soon as available and in any event within 45 days following the end of each of the first three Fiscal Quarters of each Fiscal Year, beginning with the Fiscal Quarter ending August 31, 2022, (i) the unaudited consolidated balance sheet of Borrower and its Subsidiaries as of the end of such Fiscal Quarter and related statements of income, changes in equity and cash flows for such Fiscal Quarter and for the then elapsed portion of the Fiscal Year, in comparative form with the statements of income and cash flows for the comparable periods in the previous Fiscal Year, and notes thereto, and accompanied by a certificate of the chief financial officer of Borrower stating that such financial statements fairly present, in all material respects, the financial condition and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods specified on a consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, and (ii) a narrative report and management’s discussion and analysis of the results of operation of Borrower and its Subsidiaries for such Fiscal Quarter and then elapsed portion of the Fiscal Year, as compared to amounts for the comparable periods in the previous Fiscal Year.

6.1.3 Compliance Certificate. (i) Contemporaneously with the furnishing of the financial statements required pursuant to Sections 6.1.1 and 6.1.2, and (ii) within 45 days following the end of the fourth Fiscal Quarter of each Fiscal Year, a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower, to the effect that such officer has not become aware of any Event of Default or Default that has occurred and is continuing or, if there is any such Event of Default or Default, describing it and the steps, if any, being taken to cure it, and providing such other information as required thereby.

6.1.4 Monthly Reports. As soon as practicable, and in any event not later than 15 days following the end of each month of each Fiscal Year, beginning with the calendar month ending August 31, 2022, a report of the cash balances of the Borrower and its Subsidiaries as of the end of such calendar month.

6.1.5 Board Materials and Minutes . As soon as practicable, and not later than 30 days after each meeting of the Board, copies of the minutes of such meeting together with copies of the board packets provided to the Board in connection with each such meeting; provided that the Borrower may redact materials or minutes describing the discussions of any debt refinancing of the Obligations by the Board (excluding any material that is legally privileged where to disclose it to the Lenders would reasonably risk the loss of that privilege or which is subject to confidentiality obligations which would be contravened by its disclosure to the Lender; provided, however, that any such exclusion shall apply only to such portion of the material which would be required to preserve such privilege or confidentiality and not to any other portion thereof and the Borrower shall promptly provide to the Lenders a general description, which shall be true and correct in all material respects, of any such excluded materials).

6.1.6 Notice of Default; Litigation; ERISA Matters. Furnish to the Agents (for distribution to the Lenders) promptly (and in any event within ten Business Days after obtaining knowledge thereof, or, in the case of clauses (a) and (b) below, within five Business Days after obtaining knowledge thereof), written notice of the following:

(a) the occurrence of an Event of Default or a Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;

(b) any event or circumstances that has resulted or could reasonably be expected to result in a Material Adverse Effect;

(c) any litigation, arbitration or governmental investigation or proceeding not previously disclosed by the Borrower to the Lenders which has been instituted or, to the knowledge of the Borrower, is threatened in writing against any Loan Party or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect;

(d) the incurrence of any liability with respect to any Benefit Plan by any of the Loan Parties or any of their respective ERISA Affiliates in an aggregate amount exceeding $500,000, individually or in the aggregate;

(e) any judgment, order or decree for the payment of money which has been rendered against any Loan Party or any of its Subsidiaries in an amount in excess of $500,000, individually or in the aggregate;

(f) any cancellation or material change in coverage in any insurance maintained by the Borrower or any other Loan Party;

(g) any other event (including (i) any violation of any Environmental Law or the assertion of any Environmental Claim, (ii) any violation or noncompliance with any Applicable Law or (iii) any breach or nonperformance of, or any default under, any contractual obligation of any Loan Party or any of its Subsidiaries), in all cases which could reasonably be expected to have a Material Adverse Effect;

(h) within 45 days following the end of each Fiscal Quarter (i) entry into, or amendment or termination of, any Material Contract or Key Agreement (except to the extent such entry into, or amendment or termination of, a Material Contract or Key Agreement is disclosed in a public filing made with the SEC) and (ii) copies of any reports, statements or prepared, written materials (other than routine communications (electronic or otherwise) between such Loan Party or its Affiliates and such entities that are not material in nature) in relation to any Material Contract or Key Agreement;

(i) copies of all material communication as well as other material documents received by any Loan Party from the FDA, CMS, DEA, or any other Governmental Authority (including, without limitation, the Securities and Exchange Commission);

(j) to the extent that it could reasonably be expected to result in a Material Adverse Effect (i) any suspension, revocation, cancellation or withdrawal of any Governmental Approval required for any Loan Party, or any threat in writing of, or any basis for believing that any such Governmental Approval will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn, (ii) any clinical trial sponsored by or on behalf of any Loan Party is placed on full or partial clinical hold by the FDA or Health Canada, or otherwise suspended or terminated by the FDA, Health Canada or any institutional review board (IRB), research ethics board or ethics committee, (iii) any Loan Party enters into any consent decree or order pursuant to any of: (A) the FD&C Act, the PHSA, all regulations implemented by FDA thereunder or all applicable guidance documents issued by the FDA, or becomes a party to any judgment, decree or judicial or administrative order pursuant to any of the FD&C Act, the PHSA, all regulations implemented by the FDA thereunder or all applicable guidance documents issued by the FDA; or (B) the Canadian FDA, (iv) receipt of any written notice or other written communication from: (x) the FDA alleging non-compliance with any FDA requirement, including any provision of the FD&C Act or the PHSA; or (y) Health Canada alleging non-compliance with the Canadian FDA, (v) any Loan Party initiates a recall of any Product, (vi) the occurrence of any violation of any FDA requirement, including any provision of the FD&C Act or the PHSA or the Canadian FDA by any Loan Party in the product development efforts, submissions, production, manufacturing, advertising, promotion, adverse event reporting, record keeping and reports to the FDA or Health Canada that could reasonably be expected to require or lead to an investigation, corrective action or enforcement, regulatory or administrative action, (vii) receipt by any Loan Party of a Warning Letter, Untitled Letter, Form FDA 483, or any other written notice from the FDA or any similar warning or notice from Health Canada alleging non-compliance with Applicable Law, (viii) the occurrence of any civil or criminal proceedings relating to any Loan Party or any of their respective employees, which involve a matter within or related to the FDA’s or Health Canada’s jurisdiction, (ix) any officer, employee or agent, of any Loan Party is convicted of any crime or has engaged in any conduct, in each case for which debarment is mandated or permitted by 21 U.S.C. § 335a, or (x) any officer, employee or agent of any Loan Party is been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law or regulation;

(k) any proposal by a Governmental Authority to compulsorily acquire or resume any of its assets;

(l) any declaration, order or deemed order for disqualification or restriction under the Companies Act including Part 14, Chapters 3 and 4 and any notice under the Irish Companies Act including Part 14, Chapter 5, regarding a disqualification or restriction undertaking in respect of any director of the Irish Guarantor, or any similar event under any analogous legislation; and

(m) of any notice received by the Irish Guarantor under Section 1002 of the Irish Taxes Consolidation Act 1997 or any analogous legislation.

6.1.7 Budgets. As soon as practicable, and in any event within 90 days following the end of each Fiscal Year, a quarterly budget of the Borrower and its Subsidiaries for the current Fiscal Year (including a quarterly working capital and capital expenditure budget and quarterly projections of revenue), accompanied by a certificate of a Responsible Officer of the Borrower to the effect that (a) such budget was prepared by the Borrower in good faith, (b) the Borrower has a reasonable basis for the assumptions contained in such budget and (c) such budget has been prepared in accordance with such assumptions.

6.1.8 Reports to Governmental Authorities and Shareholders. (a) Promptly upon receipt by any Loan Party thereof, copies of all regular, periodic or special inspection reports relating to any manufacturing facilities used in the production of any Product (including, without limitation, any FDA Form 483 reports and any Health Canada Inspection Reports or Inspection Exit Notices), and (b) promptly following the Administrative Agent’s (at the written direction of the Required Lenders) or the Required Lenders’ request, copies of (i) all other regular, periodic or special reports of each Loan Party filed with any Governmental Authority, (ii) all registration statements (or such equivalent documents of each Loan Party filed with any Governmental Authority) and (iii) all proxy statements or other communications made to the holders of any Loan Party’s Capital Stock generally.

6.1.9 Updated Schedules to the U.S. Security Agreement. Contemporaneously with the furnishing of the first and third quarterly report pursuant to Section 6.1.2, updated versions of the schedules to the U.S. Security Agreement showing information as of the date of such report (it being agreed and understood that this requirement shall be in addition to the notice and delivery requirements set forth in the U.S. Security Agreement).

6.1.10 Information Regarding Products. Contemporaneously with the furnishing of each annual and quarterly report pursuant to Sections 6.1.1 and 6.1.2, provide a report showing the following information on a Product-by-Product and country-by-country basis for the most recently completed fiscal quarter: (i) volume of units sold of such Product, (ii) gross selling price of such Product, and (iii) net price of such Product, and (iv) details of the gross-to-net calculation.

6.1.11 Other Information. Promptly from time to time, such other information concerning the Borrower and any of its Subsidiaries as the Required Lenders or the Administrative Agent (at the written direction of the Required Lenders) may reasonably request.

Notwithstanding anything contained in this Section 6.1 to the contrary, each of the Administrative Agent and any Lender (in their sole discretion) shall have the option at any time to elect, upon 30 days’ prior notice, not to require the Borrower to deliver any or all of the information required by this Section 6.1 to such Person, which such election, if exercised by the Administrative Agent or any Lender, shall be provided in writing by the Administrative Agent or such Lender to the Borrower.

Delivery of any reports, information and documents under this Section 6.1 as well as any such reports, information and documents pursuant to this Agreement, to the Agents is for informational purposes only and the Agents’ receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Borrower’s compliance with any of its covenants hereunder (as to which the Agents are entitled to rely exclusively on certificates of a Responsible Officer of the Borrower). Neither Agent shall have any responsibility or liability for the filing, timeliness or content of any report required under this Section 6.1 or any other reports, information and documents required under this Agreement.

6.2 Books; Records; Inspections.

(a) Keep, and cause each Loan Party and each of its Subsidiaries to keep, its books and records in accordance with IFRS and Applicable Law.

(b) Permit, and cause each other Loan Party to permit, at reasonable times during business hours and with reasonable prior notice, the Agents, the Lenders, or any representative of the foregoing to: (i) inspect the properties and operations of the Borrower or any such Loan Party; (ii) visit any or all of its offices, to discuss its financial matters with its directors or officers and its independent auditors, if any (and the Borrower hereby authorizes such independent auditors, if any, to discuss such financial matters with the Lenders or the Agents or any representative thereof), (iii) examine (and, at the expense of the Borrower, photocopy extracts from) any of its books or other records; and (iv) (A) inspect the Collateral and other tangible assets of the Borrower or any such Loan Party, (B) perform appraisals of the equipment of the Borrower or any Loan Party and (C) inspect, audit, check and make copies of and extracts from the books, records, computer data, computer programs, journals, orders, receipts, correspondence and other data relating to the Collateral, for purposes of, or otherwise in connection with conducting a review, audit or appraisal of such books and records. The Borrower will pay the Lenders the reasonable out-of-pocket costs and expenses of any audit or inspection of the Collateral promptly after receiving the invoice; provided that the Borrower shall not be required to reimburse the Lenders for the foregoing expenses relating to more than one such inspection or audit in any Fiscal Year unless a Default or an Event of Default has occurred and is continuing, in which event Borrower shall be required to reimburse Lender for any and all of the foregoing expenses. Notwithstanding anything contained in this Section 6.2(b) to the contrary, if an Event of Default shall have occurred and be continuing or any Lender believes in good faith that such inspections are necessary to preserve or protect the Collateral, then the Collateral Agent (at the written direction of the Required Lenders), the Lenders, or any representative of any of the foregoing may take any of the actions specified in clauses (i) through (iv) of this Section 6.2(b) without prior notice to the Borrower, but shall endeavor in good faith to provide the Borrower subsequent notice.

6.3 Maintenance of Property; Insurance.

(a) Keep, and cause each other Loan Party and each of its Subsidiaries to keep, all property useful and necessary in the business of the Borrower, such other Loan Party or such Subsidiary in good working order and condition, ordinary wear and tear and damage due to casualty excepted, and maintain, and cause each other Loan Party to maintain, its Intellectual Property in accordance with the provisions of the Collateral Documents.

(b) Maintain, and cause each other Loan Party and each of its Subsidiaries to maintain, with responsible insurance companies, such insurance coverage as shall be required by Applicable Laws, and such other insurance, to such extent and against such hazards and liabilities, as is customarily maintained by companies similarly situated; provided that in any event, such insurance shall insure in all material respects against all risks and liabilities of the type insured against as of the Effective Date and shall have insured amounts not materially less than, and deductibles not materially higher than, those amounts provided for as of the Effective Date. Without limiting the foregoing, (i) maintain, if available, fully paid flood hazard insurance on all fee owned real property that is located in a special flood hazard area and that constitutes Collateral, on such terms and in such amounts as reasonably required by The National Flood Insurance Reform Act of 1994, (ii) furnish to the Collateral Agent (for distribution to the Lenders) evidence of the renewal (and payment of renewal premiums therefor) of any insurance policies prior to the expiration or lapse thereof, and (iii) furnish to the Collateral Agent (for distribution to the Lenders) prompt written notice of any redesignation of any such improved fee owned real property into or out of a special flood hazard area. Upon request of either Agent (at the written direction of the Required Lenders) or the Required Lenders and to the extent not previously delivered to the Collateral Agent or the Lenders, the Borrower shall furnish to the Collateral Agent (for distribution to the Lenders) a certificate setting forth in reasonable detail the nature and extent of all insurance maintained by the Borrower and each other Loan Party. The Borrower shall cause each issuer of an insurance policy to provide the Collateral Agent (for distribution to the Lenders) with an endorsement (i) showing the Collateral Agent as a lenders’ loss payee with respect to each policy of property or casualty insurance and naming the Administrative Agent as an additional insured with respect to each policy of liability insurance, (ii) providing that 30 days’ notice will be given to the Agents prior to any cancellation of such policy and (iii) reasonably acceptable in all other respects to the Required Lenders.

(c) Unless the Borrower provides the Agents (for distribution to the Lenders) with evidence of the continuing insurance coverage required by this Agreement, the Required Lenders may purchase insurance (to the extent of such insurance coverage as shall be required by clause (b) above) at the Borrower’s expense to protect the Agents’ and the Lenders’ interests in the Collateral. This insurance may, but need not, protect the Borrower’s and each other Loan Party’s interests. The coverage that the Required Lenders purchase may, but need not, pay any claim that is made against the Borrower or any other Loan Party in connection with the Collateral. If the Required Lenders purchase insurance for the Collateral, as set forth above, the Borrower will be responsible for the costs of that insurance, including interest and any other charges that may be imposed with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. If determined by the Required Lenders in their sole discretion, the costs of such insurance may be added to the principal amount of either Loan owing hereunder as determined by the Required Lenders in their sole discretion.

(d) To, and to cause each Loan Party and each of its Subsidiaries to: (i) use commercially reasonable efforts to protect, defend and maintain the validity and enforceability of the Intellectual Property that is material to its business; (ii) take any and all actions, and prepare, execute, deliver and file any and all agreements, documents and instruments, that are necessary to preserve and maintain the Registered Intellectual Property, including payment of applicable maintenance fees or annuities, except as may be permitted under this Agreement, to the extent legally or contractually permitted;

(iii) prosecute any corrections, substitutions, reissues, reviews and reexaminations of Patents included in the Registered Intellectual Property, to the extent legally or contractually permitted; (iv) promptly advise the Agents (for distribution to the Lenders) in writing of any infringement of which it is aware by a third party of any Intellectual Property that is material to its business; (v) not allow any Intellectual Property material to its business to be abandoned, forfeited or dedicated to the public without the Required Lenders’ prior written consent.

6.4 Compliance with Laws and Contractual Obligations; Payment of Taxes and Liabilities. (a) Comply, and cause each other Loan Party and each of its Subsidiaries to comply, with all Applicable Laws and all indentures, agreements and other instruments binding upon it or its property, except where failure to comply could not reasonably be expected to have a Material Adverse Effect; (b) without limiting clause (a) above, ensure, and cause each other Loan Party and each of its Subsidiaries to ensure, that neither any Loan Party nor any of its Subsidiaries, nor any Person who owns a controlling interest in or otherwise controls a Loan Party or one of its Subsidiaries is or shall be a Sanctioned Person; (c) without limiting clause (a) above, ensure that neither any Loan Party nor any of its Subsidiaries will engage in any dealing or transaction with any Sanctioned Person; (d) without limiting clause (a) above, comply and cause each other Loan Party and each of its Subsidiaries to comply with all Sanctions Laws; and (e) timely prepare and file all Tax Returns, in each case, required to be filed by Applicable Law and pay, and cause each other Loan Party and each of its Subsidiaries to pay, prior to delinquency, all Taxes against them or any of their property, as well as claims of any kind which, if unpaid, could become a Lien (other than a Permitted Lien) on any of their property; provided that the foregoing shall not require the Borrower, any other Loan Party or any of their Subsidiaries to pay any such Tax or charge so long as (1) it shall promptly contest the validity thereof in good faith by appropriate proceedings, (2) it shall set aside on its books adequate reserves with respect thereto in accordance with IFRS and (3) any related Lien shall have no effect on the priority of the Liens in favor of the Collateral Agent.

6.5 Maintenance of Existence. Maintain and preserve, and (subject to Section 7.4) cause each other Loan Party and each of its Subsidiaries to maintain and preserve, (a) its existence, incorporation and good standing (as applicable) in the jurisdiction of its organization and (b) its qualification to do business and good standing (as applicable) in each jurisdiction where the nature of its business makes such qualification necessary, except in the case of clause (b) where the failure could not reasonably be expected to have a Material Adverse Effect.

6.6 Governmental Approvals. Obtain and keep in full force and effect all Governmental Approvals (a) relating to each Product and (b) necessary for the performance by the Borrower and its Subsidiaries of their obligations under the Loan Documents.

6.7 Environmental Matters. If any release or disposal of Hazardous Substances shall occur or shall have occurred on or from any Real Estate of any Loan Party or any of its Subsidiaries, cause, or direct the applicable Loan Party or Subsidiary to cause, the prompt containment and removal of such Hazardous Substances and the remediation of such Real Estate as is necessary to comply with all Environmental Laws, except as could not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Borrower shall, and shall cause each other Loan Party and Subsidiary to, comply with each Applicable Law and judicial or administrative order requiring the performance at any Real Estate by any Loan Party or any of its Subsidiaries of activities in response to the release or threatened release of a Hazardous Substance, except where the failure could not reasonably be expected to have a Material Adverse Effect. If any violation of any Environmental Law shall occur or shall have occurred at any real property or any other assets of any Loan Party or any of its Subsidiaries or otherwise in connection with their operations, the Borrower shall cause, or direct the applicable Loan Party or Subsidiary to cause, the prompt correction of such violation, provided that neither the Borrower nor any Subsidiary shall be required to take any action to the extent that its obligations to do so are being contested in good faith and by proper proceedings.

6.8 Further Assurances.

(a) Further Assurances. Promptly upon request by the Required Lender or Collateral Agent (at the written direction of the Required Lenders), take, and cause each other Loan Party and each of its Subsidiaries to take, such additional actions as the Required Lenders or Collateral Agent (at the written direction of the Required Lenders)may reasonably require from time to time in order (i) to subject to the Liens created by any of the Collateral Documents any of the properties, rights or interests (other than Excluded Property), whether now owned or hereafter acquired, covered or intended to be covered by any of the Collateral Documents, (ii) to perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and the Liens intended to be created thereby, and (iii) to assure, convey, grant, assign, transfer, preserve, protect and confirm to the Agents and the Lenders the rights granted or now or hereafter intended to be granted to the Agents and the Lenders under any Loan Document.

(b) Additional Subsidiaries. Without limiting the generality of the foregoing and except as otherwise approved in writing by the Required Lenders, cause, and cause each of the Loan Parties to cause, each of their Subsidiaries (including any such Subsidiary formed or acquired after the Effective Date, substantially concurrently with the formation or acquisition of such Subsidiary), to guaranty the Obligations and cause each such Subsidiary to grant to the Collateral Agent, for the benefit of the Agents and the Lenders, a first priority security interest in, all of such Subsidiary’s property (other than Excluded Property) to secure such guaranty, in each case pursuant to the execution and delivery of a joinder to each applicable Collateral Document and such other documents as may be reasonably requested by the Required Lenders in order to create, perfect, establish the first priority of or otherwise protect any Lien purported to be covered by any Collateral Document or otherwise to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the Loan Documents and that all property and assets of such Subsidiary (subject to the exceptions to the other Loan Parties under the Loan Documents) shall become Collateral for the Obligations, each in form and substance reasonably satisfactory to the Required Lenders, including (i) the execution and delivery of guaranties, security agreements, pledge agreements, Mortgages (with respect to any fee owned real property with a fair market value in excess of $2,500,000) and such other real property deliverables as may be required by the Required Lenders with respect to any such Real Estate, deeds of trust, financing statements and other documents, and the filing or recording of any of the foregoing (including any of the foregoing necessary to create or perfect a Lien under the laws of any jurisdiction in which any Loan Party is organized, incorporated or formed or any Collateral is located), (ii) customary opinions of counsel as the Required Lenders may reasonably request and (iii) if such Subsidiary becomes a Canadian PPSA Loan Party or a Quebec Loan Party, the execution of all relevant Canadian Security Documents and the making of all applicable PPSA and/or RPMRR filings and registrations. Furthermore and except as otherwise approved in writing by the Required Lenders, the Borrower shall, and shall cause each of its Subsidiaries (including, any such Subsidiary formed or acquired after the Effective Date) to, substantially concurrently with the formation or acquisition of such Subsidiary, pledge all of the Capital Stock of each of its Subsidiaries to the Collateral Agent, for the benefit of the Agents and the Lenders, to secure the Obligations, including by the delivery of certificated securities (if any) and other Collateral with respect to which perfection is obtained by possession, in each case pursuant to documents in form and substance reasonably satisfactory to the Required Lenders. In connection with each pledge of Capital Stock that is certificated, as promptly as practicable, the Borrower and each other Loan Party shall substantially concurrently with after the execution of the foregoing pledge documentation deliver, or cause to be delivered, to the Agents, irrevocable proxies and transfer/stock powers or assignments, as applicable, duly executed in blank, in each case pursuant to documents in form and substance reasonably satisfactory to the Required Lenders. If, after the Effective Date, any Loan Party becomes a Canadian PPSA Loan Party or a Quebec Loan Party, it shall execute as promptly as practicable but in no event later than 30 days (or such later date as may be agreed upon by the Required Lenders) after it becomes a Canadian PPSA Loan Party or a Quebec Loan Party all relevant Canadian Security Documents and make or cause to be made all applicable PPSA and/or RPMRR filings and registrations.

(c) Collateral Access Agreements. The Borrower and each other Loan Party shall be under an ongoing obligation to use commercially reasonable efforts to obtain a Collateral Access Agreement from the lessor of each leased property and bailee in possession of any Collateral with respect to each location where any Collateral with a fair market value in excess of $1,000,000 is stored or located, which Collateral Access Agreement shall be in form and substance reasonably satisfactory to the Required Lenders and the Collateral Agent (as to its rights, duties and obligations).

(d) Intellectual Property. Without limiting the requirements of the Collateral Documents, in the event that any Loan Party shall acquire, develop, or otherwise obtain, register or seek to register any Patent, Copyright, Trademark, or other Intellectual Property with any United States Governmental Authority, or obtain, register or seek to register any application for, or license in respect of, any of the foregoing, the Borrower shall notify the Agents (for distribution to the Lenders) pursuant to Section 6.1.9 and shall promptly thereafter execute and deliver to the Collateral Agent, for the benefit of the Agents and the Lenders, such Intellectual Property security agreements, other Collateral Documents or other documents as the Collateral Agent and the Required Lenders may reasonably request in order to secure and perfect the security interest in respect of such Intellectual Property.

(e) After Acquired Real Property. Upon the acquisition by it or any of its Subsidiaries after the date hereof of any fee interest in any real property (wherever located) (each such interest being a “New Real Property”) with a Current Value (as defined below) in excess of $2,500,000, promptly (and in any event within five Business Days) notify the Agents (for distribution to the Lenders) in writing, setting forth with reasonable detail a description of the interest acquired, the location of the real property, any structures or improvements thereon and either an appraisal or such Loan Party’s good-faith estimate of the current value of such real property (for purposes hereof, the “Current Value”). The Required Lenders shall notify such Loan Party whether they intend to require a Mortgage (and any other real property deliverables) with respect to such New Real Property. Upon receipt of a notice requesting a Mortgage (or any other real property deliverables), the Person that has acquired such New Real Property shall within 30 days (or such longer period as the Required Lenders may agree in their sole discretion) furnish the same to the Agents and the Required Lenders, in a form reasonably satisfactory to the Required Lenders. The Borrower shall pay all fees and expenses, including reasonable and documented out-of-pocket attorneys’ fees and expenses, and all title insurance charges and premiums, in connection with each Loan Party’s obligations under this Section 6.8(f).

6.9 Compliance with Health Care Laws.

(a) Without limiting or qualifying Section 6.4 or any other provision of this Agreement, each Loan Party will comply, and will cause each other Loan Party to comply, in all material respects with all applicable Health Care Laws relating to the operation of such Person’s business, except where failure to comply could not reasonably be expected to have a Material Adverse Effect.

(b) Each Loan Party will maintain, and will cause each other Loan Party to maintain, all records required to be maintained by any Governmental Authority or otherwise under the Health Care Law in all material respects.

(c) Each Loan Party will, and will cause each other Loan Party to:

(i) Keep in full force and effect all Governmental Approvals required to operate such Person’s business under applicable Health Care Laws (including, without limitation, all FDA Authorizations and Health Canada Authorizations) and maintain any other qualifications necessary to conduct, arrange for, administer, provide services in connection with or receive payment for, any clinical research services, except in each case where such failure could not reasonably be expected to have a Material Adverse Effect.

(ii) Promptly furnish or cause to be furnished to the Agents (for distribution to the Lenders), with respect to matters that could reasonably be expected to have a Material Adverse Effect, (w) copies of all material reports of investigational/inspectional observations issued to and received by the Loan Parties or any of their Subsidiaries, and issued by any Governmental Authority relating to such Person’s business, (x) copies of all material establishment investigation/inspection reports (including, but not limited to, FDA Form 483s and Health Canada Inspection Reports or Inspection Exit Notices) issued to and received by Loan Parties or any of their Subsidiaries and issued by any Governmental Authority, (y) copies of all material warning letters, untitled letters, similar enforcement letters, as well as other material documents received by Loan Parties or any of their Subsidiaries from the FDA, CMS, DEA, Health Canada or any other Governmental Authority relating to or arising out of the conduct applicable to the business of the Loan Parties or any of their Subsidiaries that asserts past or ongoing non-compliance with any Health Care Law, the FD&C Act, the PHSA, the Canadian FDA or any other applicable foreign, federal, state or local law or regulation of similar import and (z) notice of any material investigation or material audit or similar proceeding by the FDA, CMS, DEA, Health Canada or any other Governmental Authority.

(iii) Promptly furnish or cause to be furnished to the Agents (for distribution to the Lenders), with respect to matters that could reasonably be expected to have a Material Adverse Effect, (in such form as may be reasonably required by Agents and the Required Lenders) copies of all non-privileged, reports, correspondence, pleadings and other communications relating to any matter that could lead to the loss, revocation or suspension (or threatened loss, revocation or suspension) of any material Governmental Approvals or of any material qualification of any Loan Party or Subsidiary, provided, that any internal reports to a Person’s compliance “hot line” which are promptly investigated and determined to be without merit need not be reported.

(iv) Promptly furnish or cause to be furnished to the Agents (for distribution to the Lenders) notice of all fines or penalties in an amount exceeding $500,000 imposed by any Governmental Authority under any Health Care Law against any Loan Party or any of its Subsidiaries.

(v) Promptly furnish or cause to be furnished to the Agents (for distribution to the Lenders) notice of all material allegations by any Governmental Authority (or any agent thereof) in writing of fraudulent activities of any Loan Party or any of its Subsidiaries in relation to the provision of clinical research or related services.

Notwithstanding anything to the contrary in any Loan Document, no Loan Party or any of its Subsidiaries shall be required to furnish to any Agent or any Lender patient-related or other information, the disclosure of which to such Agent or such Lender is prohibited by any Applicable Law.

6.10 Conference Calls. After delivery of the financial statements pursuant to Sections 6.1.1 and 6.1.2, at the request of the Required Lenders or any other Lender, cause the chief financial officer of the Borrower to participate in conference calls with the Lenders to discuss, among other things, the financial condition of the Loan Parties and any financial or earnings reports.

6.11 Payment of Debt. Except as otherwise prescribed in the Loan Documents, each Loan Party shall pay, discharge or otherwise satisfy when due and payable (subject to applicable grace periods and, in the case of trade payables, to ordinary course of payment practices) all of its obligations and liabilities, except when the amount or validity thereof is being contested in good faith by appropriate proceedings and appropriate reserves shall have been made in accordance with IFRS consistently applied.

6.12 Irish Financial Assistance. The Irish Guarantor shall comply in all respects with Section 82 of the Irish Companies Act and any equivalent legislation in other jurisdictions including in relation to the execution of the Loan Documents and payment of amounts due under this Agreement.

6.13 [Reserved] .

6.14 Post-Closing Obligations.

(a) Within 5 Business Days of the funding of the Tranche One Loans, the Borrower shall deliver to the Agents evidence reasonably satisfactory to the Lenders that at least $30.0 million principal amount then outstanding under the Convertible Notes and the Convertible Notes Indenture have been repaid from the proceeds of the Tranche One Loans.

(b) Collateral Access Agreements. To the extent reasonably requested by an Agent (at the written direction of the Required Lenders), the Borrower and each other Loan Party shall use commercially reasonable efforts to obtain and deliver to the Agents no later than 60 days following the Closing Date (or such longer period as may be reasonably acceptable to the Collateral Agent (at the written direction of the Required Lenders), a Collateral Access Agreement from the lessor of each leased property and bailee in possession of any Collateral with respect to each location where any Collateral with a fair market value in excess of $1,000,000 is stored or located, which Collateral Access Agreement shall be in form and substance reasonably satisfactory to the Required Lenders and the Collateral Agent (as to its rights, obligations and duties).

(c) Control Agreements. The Borrower shall use commercially reasonable efforts to deliver to the Collateral Agent no later than 60 days following the Closing Date (or such longer period as may be reasonably acceptable to the Required Lenders), a Control Agreement for each deposit account and securities account maintained by any Loan Party (other than Excluded Accounts).

Section 7. Negative Covenants. Until the Obligations are Paid in Full, the Borrower agrees that it will:

7.1 Debt. Not, and not suffer or permit any Loan Party or any other Subsidiary, to, create, incur, assume or suffer to exist any Debt, except:

(a) Obligations under this Agreement and the other Loan Documents;

(b) Debt under the Convertible Notes and the Convertible Notes Indenture;

(c) Debt existing on the Effective Date and set forth on Schedule 7.1 and any Debt that refinances, refunds, renews or extends such Debt;

(d) Debt in respect of Capital Leases and purchase money Debt, in each case incurred in the ordinary course of business for the purpose of financing all or any part of the cost of acquiring, repair, construction or improvement of fixed or capital assets; provided that (i) the aggregate principal amount of all such Debt at any time outstanding shall not exceed $500,000 and the principal amount of such Debt does not exceed the lower of the cost or fair market value of the property so acquired or built or of such repairs or improvements financed with such Debt, each measured at the time such acquisition, repair, improvement or construction is made;

(e) Debt (i) resulting from a bank or other financial institution honoring by a bank or other financial institution of a check, draft or similar instrument in the ordinary course of business or (ii) arising under or in connection with any customary treasury, depositary, cash management, overdraft protection, credit or debit card, purchase card, electronic funds transfer or similar arrangements in the ordinary course of business and in an aggregate amount at any time outstanding not to exceed $1,000,000.

(f) intercompany Debt of the Borrower and any Loan Party;

(g) Debt under performance bonds or with respect to workers’ compensation claims, property casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, performance, bid and surety bonds and completion guaranties in each case incurred in the ordinary course of business, in an aggregate amount at any time outstanding not to exceed $250,000;

(h) Debt under any hedging or swap agreement entered into in the ordinary course of business and not for speculative purposes;

(i) guarantees by and any other Contingent Obligations of any Loan Party in respect of Debt and other obligations of any other Loan Party otherwise permitted hereunder; and

(j) Other Debt in an aggregate principal amount not exceeding $750,000 at any time outstanding.

7.2 Liens. Not, and not suffer or permit any Loan Party or any other Subsidiary to, create or permit to exist any Lien on any of its real or personal properties, assets or rights of whatsoever nature (whether now owned or hereafter acquired), except:

(a) Liens arising under the Loan Documents;

(b) Liens for Taxes or other governmental charges not at the time delinquent or which are being contested in compliance with Section 6.4;

(c) (i) Liens of carriers, warehousemen, mechanics, customs brokers, landlords and materialmen and other similar Liens arising in the ordinary course of business or imposed by law and securing obligations that are not due and payable or are being contested in compliance with Section 6.4, and (ii) Liens consisting of pledges or deposits incurred in connection with (x) worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under ERISA) (y) credit or debit or purchase card arrangements securing obligations permitted under Section 7.1(e)(ii) and (z) surety bonds, bids, performance bonds and similar obligations permitted under Section 7.1(g) and that are not overdue or that are being diligently contested in compliance with Section 6.4;

(d) Liens existing as of the Effective Date and described in Schedule 7.2 of the Disclosure Letter;

(e) Liens securing Debt permitted by Section 7.1(c); provided, however, that any such Lien (i) attaches only to the property being leased or financed and any accessions thereto and proceeds thereof and (ii) attaches to such property within 180 days of such acquisition (or construction or improvement) and attaches solely to the property so acquired and any accessions thereto and proceeds thereof;

(f) attachments, appeal bonds, judgments and other similar Liens in connection with judgments or awards the existence of which do not constitute an Event of Default;

(g) zoning restrictions, easements, encroachments, covenants, conditions, environmental and other land use laws, rights of way, leases, subleases, restrictions, minor defects or irregularities in title and other similar Liens not interfering in any material respect with the ordinary conduct of the business of the Borrower or any Subsidiary;

(h) any interest or title of a lessor or sublessor under any lease (other than a Capital Lease) or of a licensor or sublicensor under any license, in each case permitted by this Agreement;

(i) leases, licenses, subleases or sublicenses (including licenses and sublicenses of Intellectual Property to the extent set forth on Schedule 7.2(i) of the Disclosure Letter) granted to third parties in the ordinary course of business which do not interfere in any material respect with, or materially detract from the value of, the business of the Borrower and its Subsidiaries, taken as a whole, and if such leases, licenses, subleases or sublicenses do not prohibit granting the Collateral Agent a Lien therein;

(j) Liens arising from precautionary uniform commercial code financing statements filed under any lease (other than a Capital Lease) permitted by this Agreement;

(k) bankers’ liens, rights of setoff and Liens in favor of financial institutions incurred in the ordinary course of business arising in connection with deposit accounts or securities accounts held at such institutions solely to secure payment of fees and similar costs and expenses relating to any customary treasury, depositary, cash management, overdraft protection, credit or debit card, purchase card, electronic funds transfer or similar arrangements;

(l) Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of customs duties in connection with the importation of goods;

(m) receipt of progress payments and advances from customers in the ordinary course of business to the extent the same creates a Lien on the related inventory and proceeds thereof;

(n) Liens arising out of consignment or similar arrangements for the sale of goods through third parties in the ordinary course of business in Europe;

(o) Liens arising out of or in connection with any winding down and/or sale of a Loan Party’s operations in Europe, as described in Schedule 7.2(o) of the Disclosure Letter.

(p) Liens upon specific items of inventory or other goods and proceeds thereof securing obligations in an aggregate principal amount not exceeding [REDACTED: Amount] at any time in respect of bankers acceptances issued or created to facilitate the purchase, shipment or storage of such inventory or other goods;

(q) other Liens securing obligations in an aggregate principal amount not exceeding [REDACTED: Amount]; and

(r) the replacement, extension or renewal of any Lien permitted by clause (d) above upon or in the same property subject thereto arising out of the Refinancing of the Debt secured thereby.

7.3 Restricted Payments. Not, and not suffer or permit any Loan Party or any other Subsidiary to, (i) declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any Capital Stock or Stock Equivalent, (ii) purchase, redeem or otherwise acquire for value any Capital Stock now or hereafter outstanding (including the Capital Stock that comprises any Investment in a joint venture in which a Subsidiary is a stockholder or partner) or (iii) make any payment or prepayment of principal of, premium, if any, interest, fees, redemption, exchange, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any Debt that is subordinated by its terms to the payment of the Obligations (the items described in clauses (i), (ii) and (iii) above are referred to as “Restricted Payments”), except:

(a) any Loan Party may purchase, redeem or acquire for value any Capital Stock or Stock Equivalents issued by any Loan Party that is a Subsidiary;

(b) any Subsidiary may declare and pay dividends or make other distributions ratably to its equity holders;

(c) the Borrower may purchase or otherwise acquire shares of Capital Stock or Stock Equivalents of the Borrower from employees, former employees, directors or former directors of the Borrower or any Subsidiary (or transferees thereof), provided that the aggregate amount of such repurchases and other acquisitions in any Fiscal Year shall not exceed the sum of (i) [REDACTED: Amount] and (ii) the aggregate amount of Restricted Payments permitted (but not made) pursuant to clause (i) in the immediately preceding Fiscal Year; provided that the aggregate amount of such repurchases and other acquisitions shall, in any event, not exceed [REDACTED: Amount] in any Fiscal Year; and

(d) repurchases of Capital Stock and Stock Equivalents deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock or Stock Equivalents represent a portion of the exercise price of such options, warrants or other similar rights.

For the avoidance of doubt, Investments permitted by Section 7.10 shall not constitute Restricted Payments.

7.4 Mergers; Consolidations; Asset Sales.

(a) Not, and not suffer or permit any Loan Party or any other Subsidiary to enter into any Acquisition, or to be a party to any merger, consolidation or amalgamation, except for (i) Permitted Acquisitions and (ii) any such Acquisition, merger, consolidation or amalgamation of any Loan Party into, with or by another Loan Party; provided that if the Borrower is party to such Acquisition, merger, consolidation or amalgamation, then the Borrower is the surviving or continuing entity of such Acquisition, merger, consolidation or amalgamation and no Event of Default shall be in existence immediately prior to, or immediately after, giving effect thereto.

(b) Not, and not suffer or permit any Loan Party or any other Subsidiary to, sell, transfer, dispose of, convey, lease or license any of its assets (including Intellectual Property) or the Capital Stock of any Loan Party or any other Subsidiary, or sell or assign with or without recourse any receivables (any such transaction, a “Disposition”), except:

(i) Dispositions of (x) inventory, or (y) surplus, damaged, idle, obsolete or worn-out equipment no longer used or useful in the conduct of business of any Loan Party and its Subsidiaries, in each case in the ordinary course of business;

(ii) The sale or disposition of Cash Equivalent Investments or Permitted Government Securities for fair market value;

(iii) other Dispositions (except for Dispositions of Intellectual Property relating to any form of Tesamorelin, the Product sold as Egrifta SV or composition using or containing growth-hormone releasing hormone) not to exceed $500,000 in the aggregate during any Fiscal Year, so long as (A) at the time of such Disposition no Event of Default shall exist or result therefrom, (B) 80% of the aggregate sales price for such Disposition is paid in cash, (C) such Disposition is made for fair market value as supported by back-up documentation reasonably acceptable to the Lenders, and (D) for clarity, the proceeds of each such Disposition are remitted to the Administrative Agent, for the benefit of the Lenders, as a prepayment of the Loans to the extent required under Section 2.4.2;

(iv) any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property so long as the Net Casualty Proceeds of such condemnation, seizure or taking are remitted to the Administrative Agent, for the benefit of the Lenders, as a prepayment of the Loans to the extent required under Section 2.4.2;

(v) (a) leases, licenses, subleases and sublicenses (including licenses and sublicenses of Intellectual Property to the extent set forth on Schedule 7.4(b)(v) of the Disclosure Letter) entered into in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Subsidiaries and (b) non-exclusive leases, licenses, subleases and sublicenses of Intellectual Property entered into in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Subsidiaries;

(vi) dispositions in the ordinary course of business consisting of the abandonment of Intellectual Property which, in the reasonable good faith determination of the Loan Parties, are not material to the conduct of the business of the Loan Parties;

(vii) dispositions arising out of or in connection with any winding down and/or sale of any Loan Party’s operations in Europe, as described in Schedule 7.4(b)(vii) of the Disclosure Letter;

(viii) Liens expressly permitted under Section 7.2 and transactions expressly permitted by Section 7.10; and

(ix) exchanges of existing equipment for new equipment that is substantially similar to the equipment being exchanged and that has a value equal to or greater than the equipment being exchanged.

7.5 Modification of Organizational Documents and Material Contracts. Not, and not permit any Loan Party or any other Subsidiary to:

(a) Except in connection with the winding down and/or sale of any Loan Party’s operations in Europe (as described in Schedule 7.5(a) of the Disclosure Letter) waive, amend or modify, and not suffer or permit any waiver, amendment or modification of, any term of the charter, limited liability company agreement, partnership agreement, articles of incorporation, by-laws or other organizational documents of the Borrower or any other Loan Party or any Subsidiary, in each case except for those waivers, amendments and modifications that do not adversely affect the interests of any Agent or any Lender under the Loan Documents or in the Collateral. Notwithstanding the foregoing, each Loan Party may change its name, provided that such Loan Party (i) gives at least five Business Days’ prior written notice thereof to the Agents (for distribution to the Lenders) and (ii) concurrently with the effectiveness of such name change, delivers to the Agents (for distribution to the Lenders) for filing properly completed uniform commercial code financing statements for the filing thereof by the Collateral Agent reflecting the new name and any other filings and documents required by law or the Loan Documents to provide the Collateral Agent with a continuing, perfected first priority Lien (subject only to Permitted Liens) in the Collateral of such Loan Party. Without limiting the generality of the foregoing, neither Agent shall be responsible for the preparation, form, content, sufficiency or adequacy of any such financing statements, all of which shall be provided to Collateral Agent by such Loan Party including the jurisdictions and filing offices where Collateral Agent is required to file such Financing Statement.

(b) Amend, supplement, waive or otherwise modify, or enter into any forbearance from exercising any rights with respect to, any Material Contract or Key Agreement (in each case, as in effect as of the Effective Date) or any document or other agreement entered into in connection therewith, in each case, in a manner adverse to the interests of any Agent or any Lender.

(c) (i) Terminate or agree to the termination of any Key Agreement for any reason, (ii) fail to enforce any of its rights under any Key Agreement, or (iii) agree to any assignment or transfer of any Key Agreement, or any rights or obligations thereunder, by any party thereto, except (A) in the case of clause (i) above, where any Key Agreement expires in accordance with its terms, and (B) in the case of clause (ii) above, where the Borrower determines in good faith business judgment that any enforcement or decision not to enforce are in the best interests of the Loan Parties’ business.

7.6 Use of Proceeds. Not use the proceeds of the Loan (a) for any purposes other than as expressly provided in Section 2.1.2; (b) directly or indirectly, or lend, contribute or otherwise make available such proceeds of any Loan to any Person or to fund any activities of or business with any Person, that, at the time of such funding, is a Sanctioned Person, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as Lender, Agent, or otherwise) of any applicable Sanction Laws; or (c) directly or indirectly, for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and other similar anti-corruption or anti-money laundering legislation in other jurisdictions to the extent applicable to the Borrower and its Subsidiaries.

7.7 Transactions with Affiliates. Not, and not suffer or permit any Loan Party or any other Subsidiary to, enter into any transaction or arrangement with any Affiliate of any such Loan Party or of any such Subsidiary, except (i) payments and other transactions expressly permitted pursuant to Section 7.3, (ii) reasonable compensation and indemnities to, benefits for, reimbursement of expenses of, and employment arrangements with, officers, employees and directors in the ordinary course of business, (iii) transactions between or among Loan Parties, (iv) transactions pursuant to agreements in existence on the Effective Date and set forth on Schedule 7.7 of the Disclosure Letter, (v) transactions that are on terms and conditions not less favorable to the Borrower or such Subsidiary that could not be obtained on an arm’s length basis from unrelated third parties.

7.8 Inconsistent Agreements. Not, and not permit any other Loan Party to, enter into any agreement containing any provision which would (a) be violated or breached by any borrowing by the Borrower hereunder or by the performance by any Loan Party of any of its Obligations hereunder or under any other Loan Document, (b) prohibit any Loan Party from granting to the Agents and the Lenders a Lien on any of its assets or (c) create or permit to exist or become effective any encumbrance or restriction on the ability of any Loan Party to (i) pay dividends or make other distributions to the Borrower or any other Loan Party, or pay any Debt owed to any other Loan Party, (ii) make loans or advances to any other Loan Party or (iii) transfer any of its assets or properties to any other Loan Party, other than in the cases of clauses (b) and (c), (A) restrictions or conditions imposed by any agreement relating to purchase money Debt and Capital Leases, in each case, permitted by this Agreement, if such restrictions or conditions apply only to the property or assets securing such Debt or the property financed or leased, (B) customary provisions in leases and other contracts restricting the subletting or assignment thereof, (C) those arising under any Loan Document, (D) until the Funding Date for the Tranche Two Loans, those arising under the Convertible Notes Indenture as in effect on the Effective Date, and (E) software and other Intellectual Property licenses pursuant to which the Borrower or any of its Subsidiaries is the licensee of such software or other Intellectual Property (in which case any prohibition shall relate only to the software or other Intellectual Property so licensed).

7.9 Business Activities. Not, and not suffer or permit any Loan Party to, engage in any line of business other than the businesses engaged in by the Borrower and its Subsidiaries on the Effective Date or reasonably similar or related businesses (or incidental, complementary or ancillary thereto) or an extension, development or expansion thereof.

7.10 Investments. Not, and not suffer or permit any Loan Party or any other Subsidiary to, make or permit to exist, any Investment in any other Person, except the following:

(a) intercompany Investments by any Loan Party in any other Loan Party;

(b) Cash Equivalent Investments;

(c) Permitted Government Securities;

(d) bank deposits in the ordinary course of business;

(e) Investments existing as of the Effective Date and listed on Schedule 7.10 of the Disclosure Letter;

(f) any purchase or other acquisition by any Loan Party of the assets or equity interests of any other Loan Party;

(g) transactions among Loan Parties permitted by Section 7.4;

(h) advances given to officers, employees and directors in the ordinary course of business not to exceed $250,000 in the aggregate outstanding at any time;

(i) deposits, prepayments and other credits made in the ordinary course of business and trade credit extended in the ordinary course of business;

(j) Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors or the bankruptcy or reorganization of, or settlement of delinquent accounts and deposits with, customers and suppliers;

(k) guarantees and other Contingent Obligations permitted under Section 7.1(h);

(l) Investments arising out of the receipt of non-cash consideration for any Disposition permitted hereunder;

(m) Permitted Acquisitions; and

(n) other Investments not exceeding $500,000 in the aggregate at any one time outstanding; provided that no Investment otherwise permitted by this clause (m) shall be permitted to be made if any Event of Default has occurred and is continuing or would result therefrom.

7.11 Fiscal Year. Not, and not suffer or permit any other Loan Party to, change its Fiscal Year without the prior written consent of the Required Lenders or, at the direction of the Required Lenders, the Administrative Agent.

7.12 Deposit Accounts and Securities Accounts. Not, and not suffer or permit any Loan Party to, maintain or establish any deposit account or securities account other than the deposit accounts and securities accounts set forth in Schedule 7.12 of the Disclosure Letter without prior written notice to the Agents and the Lenders and unless the Collateral Agent, the Borrower or such other applicable Loan Party and the bank or securities intermediary at which such deposit account or securities account, as applicable, is to be opened or maintained, promptly enter into a Control Agreement regarding such deposit account or securities account, as applicable, on customary terms reasonably satisfactory to the Required Lender and the Collateral Agent (as to its rights, duties and obligations); provided that no Control Agreement will be required in the case of an Excluded Account.

7.13 Sale-Leasebacks. Not, and not suffer or permit any Loan Party or any other Subsidiary to, engage in a sale leaseback, synthetic lease or similar transaction involving any of its assets.

7.14 Regulatory Matters. To the extent that any of the following could reasonably be expected to have a Material Adverse Effect, not, and not permit any other Loan Party or any Subsidiary to, (i) make, and use commercially reasonable efforts to not permit any officer, employee or agent of any Loan Party to make, any untrue statement of material fact or fraudulent statement to the FDA, Health Canada or any Governmental Authority; fail to disclose a material fact required to be disclosed to the FDA, Health Canada or any Governmental Authority; or commit a material act, make a material statement, or fail to make a statement that could otherwise reasonably be expected to provide the basis for any Governmental Authority to undertake any enforcement action against such Loan Party, (ii) conduct any human clinical research that is in violation of FDA’s Good Clinical Practice (GCP) requirements, Division 5 of the Canadian Food and Drug Regulations or other Applicable Laws relating to the protection of human subjects, (iii) introduce into commercial distribution any Products which are, upon their shipment, adulterated or misbranded as those terms are defined by the FD&C Act, or otherwise in violation of 21 U.S.C. § 335 or 42 U.S.C. § 262 or, for Product sold or distributed in Canada, contaminated, adulterated or not labelled in compliance with the Health Canada Authorization, (iv) commit a material act, make a material statement, or fail to make a statement in breach of the FD&C Act or that could otherwise reasonably be expected to provide the basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991), or (v) otherwise incur any material liability (whether actual or contingent) for failure to comply with Health Care Laws.

7.15 Subsidiaries. Not, and not permit any other Loan Party or Subsidiary to, (a) establish or acquire any Subsidiary, other than the Subsidiaries existing on the Effective Date or Subsidiaries that become a Loan Party in accordance with Section 6.8, or (b) enter into any partnership or joint venture.

7.16 Subordinated Debt . Not amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or adversely affect the subordination thereof to Obligations.

7.17 Benefit Plans. Not, and not permit any other Loan Party to, (a) establish, sponsor, maintain, contribute to, be required to contribute to, participate in or incur any liability with respect to any Benefit Plan or amalgamate with any Person if such Person sponsors, administers, contributes to, participates in or has liability in respect of, any Benefit Plan, (b) terminate any Benefit Plan in a manner, or take any other action with respect to any Benefit Plan, which could reasonably be expected to have a Material Adverse Effect, or (c) fail to make full payment when due of all amounts which, under the provisions of any Benefit Plan, any agreement relating thereto or applicable law if such failure could reasonably be expected to result in a Material Adverse Effect.

7.18 Truth of Statements. Not, and not permit any other Loan Party to, furnish to any Agent or any Lender any certificate or other document that contains any untrue statement of a material fact or that omits to state a material fact necessary to make it not misleading in light of the circumstances under which it was furnished.

7.19 Financial Covenants.

7.19.1 Liquidity. Not suffer or permit the Liquidity of the Borrower and its Subsidiaries to be less than:

[REDACTED: Liquidity targets.]

7.19.2 Net Revenue. Not suffer or permit the Net Revenues to be less than the amount set forth below with respect to the most recent period of four Fiscal Quarters then ended:

[REDACTED: Net Revenue targets.]

Section 8. Events of Default; Remedies.

8.1 Events of Default. Each of the following shall constitute an Event of Default under this Agreement:

8.1.1 Payment Default. (a) Any default shall occur in the payment when due of the principal or interest of any Loan, or (b) any default shall occur in the payment of any other Obligations not cured within three Business Days after such Obligations are due and payable (which three Business Day grace period shall not apply to payments due on the Maturity Date or the date of acceleration in accordance with the terms of this Agreement).

8.1.2 No Default Under Other Debt; Material Contracts.

(a) Any default shall occur under the terms applicable to any Debt (other than the Obligations) of any Loan Party or any of its Subsidiaries having an aggregate principal amount (for all such Debt so affected and including undrawn committed or available amounts and amounts owing to all creditors under any combined or syndicated credit arrangement) exceeding $500,000 and such default shall result in the acceleration of the maturity of such Debt or permit the holder or holders thereof, or any trustee or agent for such holder or holders, to cause such Debt to become due and payable (or require the Borrower, any other Loan Party or any of their Subsidiaries to purchase or redeem such Debt or post cash collateral in respect thereof) prior to its scheduled maturity.

(b) Any breach or non-performance of, or any default under, any agreement between the Borrower or any of its Subsidiaries and any creditor of the Borrower or any of its Subsidiaries that executed a subordination, intercreditor or similar agreement (including, without limitation, a Subordination Agreement) with any Agent or any Lender, or any creditor that has executed such an agreement with any Agent or any Lender breaches any terms of such agreement.

(c) Any material default or material breach by any Loan Party or any of its Subsidiaries shall have occurred under any of the Key Agreements, which material default or material breach is not cured within any express grace period therein provided, or any of the Key Agreements is terminated for any reason, other than any expiration of such Key Agreement in accordance with its own terms, or any event occurs that would permit any other Person party to any Key Agreement to have any termination right thereunder.

8.1.3 Bankruptcy; Insolvency. (i) Any Loan Party or any of its Subsidiaries becomes insolvent or generally fails to pay, or admits in writing its inability or refusal to pay, debts as they become due; (ii) any Loan Party or any of its Subsidiaries commences any case, proceeding or other action or passes any resolution or takes any other step (x) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, examinership, liquidation, reorganization or relief of debtors (including any Canadian Insolvency Laws), seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, examinership, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (y) for the appointment of a receiver, interim receiver, receiver manager, monitor, trustee, custodian, conservator, examiner, liquidator or other similar official for it or for all or any substantial part of its assets; or (iii) there shall be commenced or taken against or in respect of any Loan Party or any of its Subsidiaries any case, proceeding or other action or any other step of a nature referred to in clause (ii) above and (x) (in the case of a Loan Party other than the Irish Guarantor) it results in such appointment or the entry of an order for relief or any such adjudication or appointment or (y) (in the case of a Loan Party other than the Irish Guarantor) remains undismissed or undischarged for a period of 60 days and (z) in the case of the Irish Guarantor only, clause (iii) shall not include any winding up petition that is frivolous or vexatious and which is discharged, stayed, or dismissed within 14 days of commencement; (iv) there shall be commenced against or in respect of any Loan Party or any of its Subsidiaries any case, proceeding or other action or other step is taken for attachment, execution, distraint or similar process against all or any substantial part of its assets and in the case of any Loan Party other than the Irish Guarantor, it results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; (v) any Loan Party shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (ii), (iii) or (iv) above; or (vi) any Loan Party or any of its Subsidiaries shall make a general assignment for the benefit of its creditors.

8.1.4 Non-Compliance with Loan Documents. (a) Failure by the Borrower to comply with or to perform any covenant set forth in Section 6.1, 6.5, 6.8, 6.9, 6.12 and 7; or (b) failure by any Loan Party to comply with or to perform any other provision of this Agreement or any other Loan Document applicable to it (and not constituting an Event of Default under any other provision of this Section 8), and such failure described in this clause (b) continues unremedied for 15 days.

8.1.5 Representations; Warranties. Any representation or warranty made by or in respect of any Loan Party herein or any other Loan Document is false or misleading in any material respect (without duplication of any materiality qualifier contained therein), or any schedule, certificate, financial statement, report, notice or other writing furnished by or on behalf of any Loan Party to any Agent or any Lender in connection herewith is false or misleading in any material respect on the date as of which the facts therein set forth are stated or certified.

8.1.6 Judgments.

(a) One or more judgments, orders or decrees for the payment of money aggregating individually or in the aggregate in excess of $500,000 shall be rendered against any Loan Party or any of its Subsidiaries and shall not have been paid, discharged or vacated or had execution thereof stayed pending appeal within 30 days after entry or filing of such judgments, or shall not have been discharged within 10 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance shall not be included in calculating the $500,000 amount set forth above so long as the Borrower provides the Agents and the Lenders a written statement from such insurer (which written statement shall be reasonably satisfactory to the Required Lenders) to the effect that such judgment is covered by insurance and that the Borrower will receive the proceeds of such insurance within 30 days of the issuance of such judgment; or

(b) One or more non-monetary judgments, orders or decrees shall be rendered against any one or more of the Loan Parties or any of their respective Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

8.1.7 Restraint on Business. Any court order enjoins, restrains or prevents the Borrower or any of its Subsidiaries in any material respect from conducting any part of its business.

8.1.8 Invalidity of Collateral Documents. Any Collateral Document shall cease to be in full force and effect (except if terminated in accordance with its terms); or any Loan Party shall contest in any manner the validity, binding nature or enforceability of any Collateral Document.

8.1.9 Lien Priority. The Collateral Agent shall not have or shall cease to have a valid and perfected first priority Lien (subject only to Permitted Liens) in any Collateral purported to be covered by the Collateral Documents.

8.1.10 Governmental Approvals. Any Governmental Approval shall have been revoked, rescinded, suspended, modified in an adverse manner, or not renewed in the ordinary course for a full term and such revocation, rescission, suspension, modification or non-renewal could reasonably be expected to have a Material Adverse Effect.

8.1.11 Invalidity of Subordination Provisions. Any subordination provision in any document or instrument governing Debt that is intended to be subordinated to the Obligations or any subordination provision in any subordination agreement (including, without limitation, any Subordination Agreement) that relates to any such Debt, or any subordination provision in any guaranty by any Loan Party of any such Debt, shall cease to be in full force and effect, or any Person (including the holder of any applicable Debt) shall contest in any manner the validity, binding nature or enforceability of any such provision.

8.1.12 Change of Control. A Change of Control shall occur.

8.1.13 Material Adverse Change. Any event or development occurs that has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

8.1.14 Benefit Plan Liability. The incurrence of any liability under a Benefit Plan which could reasonably be expected to have a Material Adverse Effect.

8.1.15 Key Person Event. A Key Person Event shall occur.

8.2 Remedies. If any Event of Default described in Section 8.1.3 shall occur, the Obligations, including without limitation the Prepayment Premium Amount, shall become immediately due and payable and all outstanding Commitments shall terminate, all without presentment, demand, protest, notice or further action of any kind; and, if any other Event of Default shall occur and be continuing, the Administrative Agent may, and upon the written request of the Required Lenders shall, declare all or any part of the Loans and other Obligations, including without limitation the Prepayment Premium Amount, as applicable, to be due and payable or all or any part of the Commitments then outstanding to be terminated, whereupon the Loans and other Obligations shall become immediately due and payable (in whole or in part, as applicable), and such Commitments shall immediately terminate (in whole or in part, as applicable), all without presentment, demand, protest, notice or action of any kind and the Administrative Agent may, and upon the written request of the Required Lenders, shall exercise any or all of its rights, remedies, powers or discretions under the Loan Documents. Any cash collateral delivered hereunder shall be applied by the Administrative Agent (at the direction of the Required Lenders) to any remaining Obligations and any excess remaining after the Obligations shall have been Paid in Full shall be delivered to the Borrower or as a court of competent jurisdiction may elect. Upon the declaration of the Obligations to be, or the Obligations becoming, due and payable pursuant to this Section 8.2 all such Obligations shall bear interest at the Default Rate.

8.3 Application of Funds. After the exercise of remedies provided for in Section 8.2 or if at any time insufficient funds are received by and available to the Administrative Agent to pay fully all Obligations then due hereunder, any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, costs, expenses and other amounts payable to each Agent or its Related Parties arising under the Loan Documents;

Second, to payment of that portion of the Obligations constituting fees, indemnities costs, expenses and other amounts (other than principal and interest) payable to the Lenders arising under the Loan Documents, ratably among them in proportion to the respective amounts described in this Second clause payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans and other Obligations arising under the Loan Documents, ratably among the Lenders in proportion to the respective amounts described in this Third clause payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, ratably among the Lenders in proportion to the respective amounts described in this Fourth clause held by them; and

Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Applicable Law.

Section 9. The Agents.

9.1 Appointment; Authorization. Each Lender hereby irrevocably appoints, designates and authorizes the Administrative Agent as administrative agent and the Collateral Agent as collateral agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. The provisions of this Section 9 are solely for the benefit of the Agents and the Lenders, and the Borrower shall not have rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to an Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Agents shall not have any duty or responsibility except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Agents. In all circumstances, the Agents shall be entitled to all of the rights, privileges and immunities set forth in this Agreement under any Loan Documents, whether or not expressly set forth therein.

9.2 Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through its Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, or the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of any of its Affiliates (collectively, the “Related Parties”). The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Related Parties of the Agents and any such sub-agent. Neither Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that such Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.3 Exculpatory Provisions.

(a) The Agents shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Agents: (i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of Lenders as shall be expressly provided for herein), together with indemnity or security satisfactory to such Agent; provided that the Agents shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any bankruptcy, insolvency, debtor relief or creditor rights law (including any Canadian Insolvency Laws); and (iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by such Agent or any of its Affiliates in any capacity.

(b) Neither Agent shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of Lenders as shall be expressly provided for herein), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Agents shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to such Agent in writing by the Borrower or a Lender.

(c) The Agents shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Section 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent, (vi) or for any failure of any Loan Party or any other party to any Loan Document to perform its Obligations hereunder or thereunder. The Agents shall not be under any obligation to the Lenders to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or Affiliate of any Loan Party.

(d) The Agents shall not be responsible for (i) perfecting, maintaining, monitoring, preserving or protecting the security interest or Lien granted under this Agreement, the Collateral Documents, any other Loan Document or any agreement or instrument contemplated hereby or thereby, (ii) the filing, re-filing, recording, re-recording or continuing or any document, financing statement, mortgage, assignment, notice, instrument of further assurance or other instrument in any public office at any time or times or (iii) providing, maintaining, monitoring or preserving insurance on or the payment of taxes with respect to any of the Collateral. The actions described in items (i) through (iii) shall be the sole responsibility of the Borrower.

(e) The Agents shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement or the other Loan Documents arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; pandemics, riots; business interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority, governmental action or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility.

(f) The Agents shall not be (i) required to qualify in any jurisdiction in which it is not presently qualified to perform its obligations as such Agent or (ii) required to take any enforcement action against a Loan Party or any other obligor outside of the United States.

(g) The Agents shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Agreement and any other Loan Document to which such Agent is a party, whether or not an original or a copy of such agreement has been provided to such Agent.

(h) The Agents shall not be responsible for nor have any duty to monitor the performance or any action of the Loan Parties, the Lenders, or any of their directors, members, officers, agents, affiliates or employee, nor shall they have any liability in connection with the malfeasance or nonfeasance by such party; the Agents may assume performance by all such Persons of their respective obligations.

(i) Each Lender acknowledges and agrees that neither such Lender, nor any of its Affiliates, participants or assignees, may rely on either Agent to carry out such Lender’s, Affiliate’s, participant’s or assignee’s customer identification program, or other obligations required or imposed under or pursuant to any anti-terrorism law, including any programs involving any of the following items relating to or in connection with the Loan Parties or their respective Subsidiaries, any of their respective Affiliates or agents, the Loan Documents or the transactions hereunder: (i) any identity verification procedures, (ii) any record keeping, (iii) any comparisons with government lists, (iv) any customer notices or (v) any other procedures required under any anti-terrorism law.

(j) Nothing in this Agreement shall require an Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(k) In no event shall the Agents be liable for punitive, special, indirect or consequential losses or damages, including lost profits even if such Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

9.4 Reliance by Agents. The Agents shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of Lenders, the Agents may presume that such condition is satisfactory to the Lenders unless such Agent shall have received notice to the contrary from such Lenders prior to the making of such Loan. Each Agent may consult with legal counsel, independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.5 Successor Agent.

(a) Each Agent may resign as an Agent at any time upon 30 days’ prior notice to the Lenders, the Borrower and the other Agent (if applicable). If an Agent resigns under this Agreement, the Required Lenders shall appoint a successor agent. If no successor agent is appointed prior to the effective date of the resignation of such Agent, such Agent may appoint a successor Agent on behalf of the Lenders after consulting with the Lenders. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent, and the retiring Agent’s appointment, powers and duties as the Agent shall be terminated. After an Agent’s resignation hereunder as an Agent, the provisions of this Section 9 and Sections 10.4 and 10.5 shall continue to inure to its benefit as to any actions taken or omitted to be taken by it while it was an Agent under this Agreement. If no successor agent has accepted appointment as an Agent by the date which is 30 days following the retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Required Lenders shall perform all of the duties of such Agent hereunder until such time as the Required Lenders shall appoint a successor agent as provided for above.

(b) Any Person into whom an Agent may be converted or merged, or with whom it may be consolidated, or to whom it may sell or transfer its trust or other business and assets as a whole or substantially as a whole, or any Person resulting from any such conversion, sale, merger, consolidation or transfer to which such Agent is a party, shall be and become automatically a successor Agent hereunder and be vested with all of the powers, immunities, privileges and other matters as was its predecessor without the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto (except as required by law to effectuate such succession), anything herein to the contrary notwithstanding.

9.6 Non-Reliance on the Agents. Each Lender acknowledges that it has, independently and without reliance upon the Agents or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.7 Collateral Matters. Each Lender irrevocably authorizes the Collateral Agent, at the direction of the Required Lenders, to release any Lien granted to or held by the Collateral Agent under any Collateral Document (i) when all Obligations have been Paid in Full; (ii) constituting property sold or to be sold or disposed of as part of or in connection with any sale or other disposition permitted hereunder (it being agreed and understood that the Collateral Agent may conclusively rely without further inquiry on a certificate of an officer of the Borrower as to the sale or other disposition of property being made in compliance with this Agreement); or (iii) subject to Section 10.1, if approved, authorized or ratified in writing by the Required Lenders. The Agents shall have the right, in accordance with the Collateral Documents and at the direction of the Required Lenders, to sell, lease or otherwise dispose of any Collateral for cash, credit or any combination thereof, and the Agents may, at the written direction of the Required Lenders, purchase any Collateral at public or, if permitted by law, private sale and, in lieu of actual payment of the purchase price, may credit bid and setoff the amount of such price against the Obligations.

9.8 Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 10.3 or 10.4 of this Agreement to be paid by it to an Agent (or any sub-agent thereof) or any Related Party of an Agent (or any sub-agent thereof), the Lenders hereby agree, jointly and severally, to pay to such Agent (or any such sub-agent) or such Related Party of such Agent (or any sub-agent thereof), as the case may be, such unpaid amount. The obligations of the Lenders under this Section 9.8 shall survive the payment in full of all obligations, the discharge of any Liens granted under the Loan Documents, the termination of this Agreement and the resignation or removal of any Agent.

9.9 No Other Duties, Etc. The Agents may at any time request instructions from the Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the Loan Documents such Agent is permitted or desires to take or to grant, and if such instructions are promptly requested, such Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such instructions from the Required Lenders together with indemnity or security satisfactory to the Agent. Without limiting the foregoing, no Person shall have any right of action whatsoever against the Agents as a result of such Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of the Required Lenders and, notwithstanding the instructions of the Required Lenders, the Agents shall have no obligation to take any action if it believes, in good faith, that such action would violate applicable law or exposes such Agent to any liability for which it is not entitled to satisfactory reimbursement and indemnification in accordance with the provisions of Sections 10.3 and 10.4.

9.10 Appointment of Collateral Agent as Hypothecary Representative. Without limiting the powers of the Agents hereunder or under any of the other Loan Documents, each Lender hereby appoints the Collateral Agent to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for itself and each present and future Lender under this Agreement (in such capacity, the “Hypothecary Representative”) for the purposes of holding any hypothec granted pursuant to the laws of the Province of Quebec by any Loan Party on any collateral to secure any Obligations. Each Lender confirms its approval of the Canadian Security Documents and authorizes and instructs the Collateral Agent, acting as Hypothecary Representative to (i) execute and deliver the Canadian Security Documents, (ii) to exercise the rights, powers and discretions given to the Collateral Agent (in its capacity as Hypothecary Representative) under or in connection with the Canadian Security Documents together with any other incidental rights, powers and discretions; and (iii) to give any authorizations and confirmations to be given by the Collateral Agent (in its capacity as Hypothecary Representative) on behalf of the Lenders under the Canadian Security Documents. Each assignee of a Lender shall be deemed to have confirmed and ratified the appointment of the Collateral Agent as the Hypothecary Representative by execution of any document pursuant to which they become a party to this Agreement. The execution by the Collateral Agent, as Hypothecary Representative, of any Deed of Hypothec prior to the date hereof is hereby ratified and confirmed. The Collateral Agent, acting as Hypothecary Representative shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Agents in this Agreement, which shall apply mutatis mutandis to the Collateral Agent acting as Hypothecary Representative. Each successor Collateral Agent shall automatically (and without any further action) become the successor Hypothecary Representative for the purposes of each Deed of Hypothec executed in connection with this Agreement. Upon such replacement becoming effective, notices of replacement will be registered in each applicable register in which each hypothec created pursuant to any Deed of Hypothec is registered (as contemplated by Article 2692 of the Civil Code of Québec). Notwithstanding anything to the contrary, this provision shall be governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein.

9.11 Appointment of Collateral Agent as Security Trustee. For purposes of any Liens or Collateral created under the Irish Collateral Documents, in addition to and without limitation of the provisions set out in this Section 9 or otherwise hereunder.

(a) In this Section 9, the following expressions have the following meanings:

(i) “Appointee” shall mean any receiver, interim receiver, receiver manager, monitor, administrator, examiner, judicial manager or other insolvency officer appointed in respect of any Loan Party or its assets.

(ii) “Charged Property” shall mean the assets of the Loan Parties subject to a security interest under any Irish Collateral Documents.

(iii) “Delegate” shall mean any delegate, agent, attorney or co-trustee appointed by the Collateral Agent (in its capacity as security trustee).

(b) The Lenders appoint the Collateral Agent to hold the security interests constituted by the Irish Collateral Documents on trust for the Lenders on the terms of the Loan Documents and the Collateral Agent accepts that appointment.

(c) The Collateral Agent shall notify the Lenders of the appointment of each Appointee (other than a Delegate).

(d) The Borrower shall pay reasonable remuneration to any Delegate or Appointee, together with any costs and expenses (including reasonable and documented legal fees) reasonably incurred by the Delegate or Appointee in connection with its appointment.

(e) Each Delegate and each Appointee shall have every benefit, right, power and discretion and the benefit of every exculpation (together “Rights”) of the Collateral Agent (in its capacity as security trustee) under the Irish Collateral Documents, and each reference to the Collateral Agent (where the context requires that such reference is to the Collateral Agent in its capacity as security trustee) in the provisions of the Irish Collateral Documents which confer Rights shall be deemed to include a reference to each Delegate and each Appointee.

(f) Each Lender confirms its approval of the Irish Collateral Documents and authorizes and instructs the Collateral Agent: (i) to execute and deliver the Irish Collateral Documents; (ii) to exercise the rights, powers and discretions given to the Collateral Agent (in its capacity as security trustee) under or in connection with the Irish Collateral Documents together with any other incidental rights, powers and discretions; and (iii) to give any authorizations and confirmations to be given by the Collateral Agent (in its capacity as security trustee) on behalf of the Lenders under the Irish Collateral Documents.

(g) The Collateral Agent may accept without inquiry the title (if any) which any person may have to the Charged Property.

(h) Each other Lender confirms that it does not wish to be registered as a joint proprietor of any security interest constituted by an Irish Collateral Document and accordingly authorizes: (i) the Collateral Agent to hold such security interest in its sole name (or in the name of any Delegate) as security trustee for the Lenders; and (ii) the Land Registry or the Irish Property Registration Authority (or other relevant registry) to register the Collateral Agent (or any Delegate or Appointee) as a sole proprietor of such security interest.

(i) Every appointment of a successor Collateral Agent under an Irish Collateral Document shall be by deed.

(j) Where there are any inconsistencies between the Trustee Acts 1888 to 1989 of Ireland and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail.

(k) The rights, powers, authorities and discretions given to the Collateral Agent under or in connection with this Agreement and the Irish Collateral Documents shall be supplemental to the Trustee Acts 1888 to 1989 of Ireland and in addition to any which may be vested in the Collateral Agent by law or regulation or otherwise.

9.12 Erroneous Payments.

(a) Each Lender hereby agrees that (i) if the Administrative Agent notifies the Lenders that an Agent has determined in its sole discretion that any funds received by the Lenders from such Agent or any of its Related Parties (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to the Lenders (whether or not known to the Lenders), and demands the return of such Payment (or a portion thereof), the Lenders shall promptly, but in no event later than one Business Day thereafter, return to such Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, and (ii) to the extent permitted by applicable law, the Lenders shall not assert, and hereby waives, as to such Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by such Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of an Agent to the Lenders under this Section 9.12 shall be conclusive, absent manifest error.

(b) The Lenders hereby further agrees that if it receives a Payment from an Agent or any of its Related Parties (i) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by such Agent (or any of its Related Parties) with respect to such Payment (a “Payment Notice”) or (ii) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment, and to the extent permitted by applicable law, the Lenders shall not assert any right or claim to the Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by such Agent for the return of any Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. The Lenders agree that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, the Lenders shall promptly notify the applicable Agent of such occurrence and, upon demand from such Agent, it shall promptly, but in no event later than one Business Day thereafter, return to such Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds.

(c) The Borrower and each other Loan Party hereby agrees that in the event an erroneous Payment (or portion thereof) are not recovered from the Lenders that has received such Payment (or portion thereof) for any reason, the applicable Agent shall be subrogated to all the rights of the Lenders with respect to such amount.

(d) Each party’s obligations under this Section 9.12 shall survive the resignation or replacement of an Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

Section 10. Miscellaneous.

10.1 Waiver; Amendments.

(a) No delay on the part of the Agents or the Lenders in the exercise of any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by any of them of any right, power or remedy preclude other or further exercise thereof, or the exercise of any other right, power or remedy. Subject to the provisions of Section 10.1(c) hereof, no amendment or waiver of, or supplement or other modification (which shall include any direction to the Agents pursuant) to, any Loan Document (other than the Agent Fee Letter, any Control Agreement, any Mortgage, or similar agreement or any landlord, bailee or mortgagee agreement) or any provision thereof, and no consent with respect to any departure by any Loan Party from any such Loan Documents, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by the Agents with the consent of the Required Lenders), and the Borrower and then such waiver shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment, supplement (including any additional Loan Document) or consent shall, unless in writing and signed by all the Lenders directly and adversely affected thereby (or by the Agents with the consent of all the Lenders directly and adversely affected thereby), but not the Required Lenders, and the Borrower, do any of the following:

(i) increase or extend the Commitment of such Lender (or reinstate any Commitment terminated pursuant to Section 8.2 (it being understood that any amendment to or waiver of any condition precedent set forth in Section 4.1 or Section 4.2, any Default, any Event of Default, any mandatory prepayment of the Loans or any mandatory reduction of the Commitments shall not constitute an increase, extension or reinstatement of any Commitment of any Lender));

(ii) postpone or delay any date fixed for, or reduce or waive, any scheduled installment of principal or any payment of interest (other than default interest pursuant to Section 2.3.1(c)), fees or other amounts (other than principal) due to such Lenders hereunder or under any other Loan Document (for the avoidance of doubt, mandatory prepayments pursuant to Section 2.4 (other than scheduled installments under Section 2.4.1) may be postponed, delayed, reduced, waived or modified with the consent of the Required Lenders, and the waiver of any Default or Event of Default (other than pursuant to the failure to pay a scheduled installment under Section 2.4.1), or any mandatory reduction of any Commitments shall not constitute a postponement, delay, reduction or waiver of any scheduled installment of principal or any payment of interest, fees or other amounts);

(iii) reduce the principal of, or the rate of interest specified herein (it being agreed that waiver of the default interest margin shall only require the consent of Required Lenders) or the amount of interest payable in cash specified herein on any Loan, or of any fees or other amounts payable hereunder or under any other Loan Document;

(iv) (A) change or have the effect of changing the priority or pro rata treatment of any payments (including voluntary and mandatory prepayments), Liens, proceeds of Collateral or reductions in Commitments (including as a result in whole or in part of allowing the issuance or incurrence, pursuant to this Agreement or otherwise, of new loans or other Debt having any priority over any of the Obligations in respect of payments, Liens, Collateral or proceeds of Collateral, in exchange for any Obligations or otherwise), or (B) advance the date fixed for, or increase, any scheduled installment of principal due to any of the Lenders under any Loan Document;

(v) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans which shall be required for the Lenders or any of them to take any action hereunder;

(vi) amend this Section 10.1 or the definition of Required Lenders or any provision expressly providing for consent or other action by all Lenders; or

(vii) discharge any Loan Party from its respective payment Obligations under the Loan Documents, or release all or substantially all of the Collateral, except as otherwise may be provided in this Agreement or the other Loan Documents;

it being agreed that (X) all the Lenders shall be deemed to be directly and adversely affected by an amendment, waiver or supplement described in the preceding clauses (iv)(B), (v), (vi) or (vii) and (Y) notwithstanding the preceding clause (X), only those Lenders that have not been provided a reasonable opportunity to receive the most-favorable treatment under or in connection with the applicable amendment, waiver or supplement described in the preceding clause (iv) (other than the right to receive customary administrative agency, arranging, underwriting and other similar fees) that is provided to any other Person, including the opportunity to participate on a pro rata basis on the same terms in any new loans or other Debt permitted to be issued as a result of such amendment, waiver or supplement, shall be deemed to be directly and adversely affected by such amendment, waiver or supplement. Notwithstanding anything to the contrary contained herein and for the avoidance of doubt, (i) in the Required Lenders’ reasonable discretion, any written consent, amendment, or waiver contemplated by this Section 10.1 may include a consent, amendment or waiver made via electronic mail (which specifically states that it is a consent, amendment or waiver being made under this Section 10.1) with appropriate confirmations or agreements from the recipients or senders of such consent, amendment or waiver, as applicable, and (ii) any such amendment, consent, or waiver made via electronic mail in accordance with clause (i) of this sentence shall be deemed a “Loan Document” so long as identified and acknowledged and agreed to as such by the parties to such amendment, consent or waiver.

(b) No amendment, waiver or consent shall, unless in writing and signed by the Agents, in addition to the Required Lenders or all the Lenders directly affected thereby, as the case may be (or by the Agents with the consent of the Required Lenders or all the Lenders directly affected thereby, as the case may be), affect the rights, obligations, indemnities or duties of such Agents under this Agreement or any other Loan Document. No provision of Section 9 or other provision of this Agreement affecting any Agent in its capacity as such shall be amended, modified or waived without the consent of such Agent.

(c) The Agent Fee Letter, any Control Agreement, any Mortgage, or similar agreement or any landlord, bailee or mortgagee agreement may be amended as provided therein and if not provided therein, by each of the parties thereto; provided that the Agents shall seek Required Lenders’ instruction or direction prior to entering into such amendment.

10.2 Notices .

(a) All notices hereunder shall be in writing (including email transmission) and shall be sent to the applicable party at its address shown on Schedule 10.2 or at such other address as such party may, by written notice received by the other parties, have designated as its address for such purpose. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if received during the recipient’s normal business hours. Any party hereto may change its address or facsimile number or email address for notices and other communications hereunder by written notice to the other parties hereto. In all circumstances, notices to an Agent shall be effective upon actual receipt by such Agent.

(b) Borrower hereby acknowledges that (i) the Administrative Agent may make available to the Lenders materials and/or information provided by or on behalf of Borrower hereunder (collectively, the “Borrower Materials”) by posting the Borrower Materials on SyndTrak, Intralinks, Debtdomain or another similar electronic system (the “Platform”), (ii) the Administrative Agent may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications, and (iii) certain of the Lenders may be “public-side” Lenders (i.e., Lenders, or representatives thereof, that do not wish to receive material nonpublic information with respect to Borrower or its securities) at the election of such Lender by delivery of an Information Waiver Notice pursuant to Section 10.18 (each, a “Public Lender”). Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC”, Borrower shall be deemed to have authorized the Agents and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute confidential information, they shall be treated as set forth in Section 10.7); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available to Public Lenders, including through a portion of the Platform designated as “Public Investor”; and (z) the Agents shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not marked as “Public Investor” or otherwise making available to Lenders that are not Public Lenders. Notwithstanding the foregoing, the following Borrower Materials shall be marked “PUBLIC”, unless Borrower notifies the Agents in writing promptly (after being given a reasonable opportunity to review such Borrower Materials) that any such document contains material non-public information: (1) the Loan Documents and (2) notification of changes in the terms of the Loan Documents.

(c) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”. NEITHER ANY AGENT NOR ANY OF ITS RELATED PARTIES WARRANTS THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EACH EXPRESSLY DISCLAIMS LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS IS MADE BY SUCH AGENT OR ANY OF ITS RELATED PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE AGENTS OR ANY OF THEIR RELATED PARTIES HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, WHETHER OR NOT BASED ON STRICT LIABILITY AND INCLUDING DIRECT OR INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR SUCH AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY SUCH PERSON IS FOUND IN A FINAL AND NON-APPEALABLE RULING BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED FROM SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

10.3 Costs; Expenses. The Borrower agrees to promptly (and in any event within 10 Business Days following receipt of an invoice) pay (a) all reasonable out-of-pocket and documented costs and expenses of one primary counsel (and one counsel in each foreign jurisdiction) of each Agent and one primary counsel (and one counsel in each foreign jurisdiction and one counsel for intellectual property diligence) of the Lenders (including diligence costs, consulting fees and Costs) in connection with the transactions contemplated by this Agreement and the other Loan Documents, including the preparation, execution, delivery and administration (including perfection and protection of Collateral subsequent to the Closing Date) of this Agreement, the other Loan Documents and all other documents provided for herein or delivered or to be delivered hereunder or in connection herewith (including any proposed or actual amendment, supplement or waiver to any Loan Document), (b) all documented out-of-pocket costs and expenses (including costs of experts and Costs) incurred by the Agents and the Lenders in connection with the custody or preservation of, or the sale of, collection from, or other realization upon, any Collateral and (c) all documented out-of-pocket costs and expenses (including Costs) incurred by the Agents and the Lenders in connection with the collection of the Obligations and enforcement of this Agreement, the other Loan Documents or any such other documents. All Obligations provided for in this Section 10.3 shall survive repayment of the Loans, cancellation of the Notes and termination of this Agreement, or the earlier resignation or removal of an Agent.

10.4 Indemnification by the Borrower. In consideration of the execution and delivery of this Agreement by the Agents and the Lenders and the agreement to extend the Commitments provided hereunder, the Borrower hereby agrees to indemnify, exonerate and hold harmless the Agents, the Lenders and each of the officers, directors, employees, Affiliates, controlling persons, advisors and agents of the Agents and the Lenders (each, a “Lender Party”) from and against any and all actions, causes of action, suits, losses, liabilities (including, without limitation, strict liabilities), obligations, damages, penalties, judgments, fines, disbursements, expenses and costs, including Costs (collectively, the “Indemnified Liabilities”), incurred by the Lender Parties or asserted against any Lender Party by any Person (including in connection with any action, suit or proceeding brought by any Loan Party or any Lender Party) as a result of, or arising out of, or relating to: the execution, delivery, performance, administration or enforcement of this Agreement (including, but not limited to, the enforcement of this Section 10.4 and any other indemnification obligation) or any other Loan Document, the use of proceeds of the Loans, or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Loan Party, any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Loan Party, except to the extent any such Indemnified Liabilities with respect to a Lender Party result from such Lender Party’s gross negligence or willful misconduct, in each case as determined by a court of competent jurisdiction in a final, non-appealable determination. If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Applicable Law. All Obligations provided for in this Section 10.4 shall survive repayment of the Loan, cancellation of the Notes, any foreclosure under, or any modification, release or discharge of, any or all of the Collateral Documents and termination of this Agreement, or the earlier resignation or removal of an Agent. This Section 10.4 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

10.5 Marshaling; Payments Set Aside. Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Loan Party or any other Person or against or in payment of any or all of the Obligations. To the extent that the Borrower or any other Loan Party makes a payment or payments to an Agent or any Lender, or an Agent or any Lender enforces its Liens or exercises its rights of set-off, and such payment or payments or the proceeds of such enforcement or set-off or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party in connection with any bankruptcy, insolvency, examinership or similar proceeding (including under any Canadian Insolvency Laws), or otherwise, then (a) to the extent of such recovery, the obligation hereunder or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or set-off had not occurred and (b) each Lender severally agrees to pay to such Agent upon demand its ratable share of the total amount so recovered from or repaid by such Agent to the extent paid to such Lender. All Obligations provided for in this Section 10.5 shall survive repayment of the Loan, cancellation of the Notes, any foreclosure under, or any modification, release or discharge of, any or all of the Collateral Documents and termination of this Agreement.

10.6 Nonliability of the Lenders. The relationship between the Borrower on the one hand and the Lenders on the other hand shall be solely that of borrower and lender. Neither any Agent nor any Lender shall have any fiduciary responsibility to the Borrower or any other Loan Party. Neither any Agent nor any Lender undertakes any responsibility to the Borrower or any other Loan Party to review or inform (including payment of all outstanding principal) the Borrower or any other Loan Party of any matter in connection with any phase of the Borrower’s or any other Loan Party’s business or operations. Execution of this Agreement by the Borrower constitutes a full, complete and irrevocable release of any and all claims which the Borrower may have at law or in equity in respect of all prior discussions and understandings, oral or written, relating to the subject matter of this Agreement and the other Loan Documents. None of the Borrower, any Agent or any Lender shall have any liability with respect to, and the Borrower, each Agent and each Lender each hereby waives, releases and agrees not to sue for, any special, indirect, punitive or consequential damages or liabilities.

10.7 Confidentiality. The Agents and the Lenders agree to maintain as confidential all information provided to them and designated as confidential by any Loan Party in connection with the Loan Documents, except that each Agent and each Lender may disclose such information (a) to Persons employed or engaged by such Agent or such Lender or any of their Affiliates (including collateral managers of such Lender or Agent) in evaluating, approving, structuring or administering the Loan and the Commitments; (b) to any assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this Section 10.7 (and any such assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any federal or state regulatory authority or examiner, or as reasonably believed by such Agent or such Lender to be compelled by any court decree, subpoena or legal or administrative order or process; (d) as, on the advice of such Agent’s or such Lender’s counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any litigation to which such Agent or such Lender is a party; (f) to any nationally recognized rating agency or investor of such Lender that requires access to information about such Lender’s investment portfolio in connection with ratings issued or investment decisions with respect to such Lender; (g) that is received from a third party without restriction on disclosure and without, to the knowledge of such Agent or such Lender, as applicable, breach of any agreement between such third party and the Loan Party; (h) that ceases to be confidential through no fault of such Agent or such Lender (or their Affiliates or Persons employed by them); or (i) to a Person that is an investor or prospective investor in such Lender or any of its Affiliates; provided, that, with respect to clauses (b) and (i), such Agent or such Lender may disclose such information to the extent that such Person or assignee, as applicable, agrees to be bound by provisions substantially similar to the provisions of this Section 10.7 and such Agent or Lender shall not have any liability for such disclosure. Notwithstanding the foregoing, each Loan Party consents to the publication by any Agent or any Lender of a customary press release or similar advertising material relating to the financing transactions contemplated by this Agreement.

10.8 Captions. Captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

10.9 Nature of Remedies. All Obligations of the Loan Parties and rights of the Agents and the Lenders expressed herein or in any other Loan Document are cumulative to the extent permitted by Applicable Law and shall be in addition to and not in limitation of those provided by Applicable Law. No failure to exercise and no delay in exercising, on the part of any Agent or any Lender, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.2 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf and on behalf of the Collateral Agent the rights and remedies that inure to its benefit (solely in their capacities as Agents) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 2.9, or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any debtor relief law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to such Agent pursuant to Section 8.2 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.10 Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Agreement. Receipt by facsimile or electronic transmission (including PDF) of any executed signature page to this Agreement or any other Loan Document shall constitute effective delivery of such signature page. The words “delivery,” “execute,” “execution,” “signed,” “signature,” and words of like import in any Loan Document or any other document executed in connection herewith shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agents, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that notwithstanding anything contained herein to the contrary, no Agent is under any obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by such Agent pursuant to procedures approved by it; provided, further, without limiting the foregoing, upon the reasonable request of an Agent, any electronic signature shall be promptly followed by such manually executed counterpart. The Borrower agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to an Agent, including without limitation the risk of such Agent acting on unauthorized instructions, and the risk of interception and misuse by third parties. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Agents and each Lender of a manually signed paper document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to this Agreement (each a “Communication”) which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Borrower hereby acknowledges the receipt of a copy of this Agreement and all other Loan Documents. The Agents and each Lender may, on behalf of the Borrower, create a microfilm or optical disk or other electronic image of this Agreement and any or all of the other Loan Documents. The Agents and each Lender may store the electronic image of this Agreement and the other Loan Documents in its electronic form and then (other than the Irish Collateral Documents) destroy the paper original as part of an Agent’s and the Lender’s normal business practices, with the electronic image deemed to be an original and of the same legal effect, validity and enforceability as the paper originals.

10.11 Severability. The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.

10.12 Entire Agreement. This Agreement, together with the other Loan Documents, embodies the entire agreement and understanding among the parties hereto and supersedes all prior or contemporaneous agreements and understandings of such Persons, verbal or written, relating to the subject matter hereof and thereof and any prior arrangements made with respect to the payment by the Borrower of (or any indemnification for) any fees, costs or expenses payable to or incurred (or to be incurred) by or on behalf of the Agents or the Lenders.

10.13 Successors and Assigns.

        10.13.1 Successors and Assigns Generally. This Agreement shall be binding upon the Borrower, each other Loan Party party hereto, the Lenders and the Agents and their respective successors and assigns, and shall inure to the benefit of the Borrower, each other Loan Party party hereto, the Lenders and the Agents and the successors and assigns of each Lender and each Agent. No other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other Loan Documents. The Borrower and each other Loan Party party hereto may not assign or transfer any of its rights or Obligations under this Agreement without the prior written consent of the Agents (acting at the written direction of the Required Lenders) and the Lenders. Each Lender may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed) sell, transfer, or assign any or all of its rights and obligations hereunder pursuant to assignment documentation reasonably acceptable to such Lender, each Agent and such assignee; provided that no prior written consent of the Borrower shall be required for (x) sales, transfers or assignments to any Affiliate of a Lender or (y) upon the occurrence and during the continuation of an Event of Default. Such assignee shall be deemed automatically to have become a party hereto and, to the extent that rights and obligations hereunder have been assigned to such assignee pursuant to such assignment documentation, shall have the rights and obligations of a Lender hereunder. The Administrative Agent (acting solely for this purpose as the agent of the Borrower) shall maintain a register for the recordation of the names and addresses of each Lender and its assignees, and the amounts of principal and interest owing to any of them hereunder from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, each Agent and each Lender and its assignees shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement and all references to each Lender in this Agreement shall include any such assignee of such Lender.

        10.13.2 Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent assignment and assumption documentation substantially in the form of Exhibit J attached hereto, together with a processing and recordation fee of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee shall complete and deliver to the satisfaction of the Administrative Agent an administrative questionnaire in a form approved by or provided by the Administrative Agent.

        10.13.3 Participations. Each Lender may at any time, without the consent of, or notice to, the Borrower or the Agents, sell participations to one or more Persons (each, a “Participant”) in all or a portion of such Lender’s rights or obligations under this Agreement (including all or a portion of the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower and the Agents shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which any Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement. Each Lender shall, acting solely for this purpose as a non fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”). No Lender shall have any obligation to disclose all or any portion of the Participant Register to the Borrower or any other Person (including the existence or identity of any Participant or any information relating to a Participant’s interest in the Loans or other obligations under this Agreement) except (i) to the extent that such disclosure is necessary to establish that such Loans or other obligations are in registered form under Section 5f.103-1(c) of the applicable United States Treasury Regulations or (ii) with respect to any Person whose interest in the Loans or other obligations is treated as a participation by reason of the Administrative Agent not accepting and recording a proposed assignment in the Register. The entries in the Participant Register shall be conclusive absent manifest error, and each Lender shall treat each Person whose name is recorded in the Participant register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. The Borrower agrees that each Participant shall be entitled to the benefits of Section 3.1 subject to the requirements and limitations therein, including the requirements under Section 3.1(e) (it being understood that the documentation required under Section 3.1(e) shall be delivered solely to the participating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.13.1; provided that such Participant (A) shall be subject to the provisions of Section 3.3 as if it were a Lender, and (B) shall not be entitled to receive any greater payment under Section 3.1 with respect to any Participation than its participating Lender would have been entitled to receive, except to the extent that such entitlement to receive greater payment results from a change in law after the Participant acquired the participation. A Participant shall not be entitled to receive any greater payment under Section 2 hereof than the initial Lender would have been entitled to receive with respect to the participation sold to such Participant.

10.14 Governing Law. THIS AGREEMENT AND EACH NOTE SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

10.15 Forum Selection; Consent to Jurisdiction; Service of Process. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE ADMINISTRATIVE AGENT’S OPTION (AT THE WRITTEN DIRECTION OF THE REQUIRED LENDERS), IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH LOAN PARTY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE. EACH LOAN PARTY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK. EACH LOAN PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH LOAN PARTY HEREBY APPOINTS THERATECHNOLOGIES U.S., INC. AS SUCH LOAN PARTY’S AGENT WHERE NOTICES AND DEMANDS TO OR UPON SUCH LOAN PARTY IN RESPECT OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE SERVED (WITHOUT PREJUDICE TO THE RIGHT OF ANY AGENT OR ANY LENDER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW). IF FOR ANY REASON SUCH PROCESS AGENT IS UNABLE TO SERVE AS SUCH, EACH LOAN PARTY WILL WITHIN 30 DAYS APPOINT A SUBSTITUTE PROCESS AGENT LOCATED IN THE STATE OF NEW YORK AND GIVE NOTICE OF SUCH APPOINTMENT TO THE AGENTS.

10.16 Waiver of Jury Trial. EACH LOAN PARTY, EACH AGENT AND EACH LENDER HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT, ANY NOTE, ANY OTHER LOAN DOCUMENT AND ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE FOREGOING, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

10.17 Patriot Act Notification. Each Lender that is subject to the Patriot Act and each Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower and the other Loan Parties that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107–56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower and each other Loan Party, which information includes the name and address of the Borrower and each other Loan Party and other information that will allow such Lender or such Agent, as applicable, to identify the Borrower and each other Loan Party in accordance with the Patriot Act. The Borrower and each other Loan Party shall, promptly following a request by any Agent or any Lender, provide all such other documentation and information that such Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

10.18 Information Waiver and Revocation.

(a) Each Lender may elect, at its sole discretion, by providing written indication (email being sufficient) to the Borrower and the Administrative Agent prior to the required date of delivery thereof, to become a Public Lender (any such written indication, an “Information Waiver Notice”). In the absence of an Information Waiver Notice by a Lender prior to the required date of delivery of any Borrower Materials, the Borrower shall be required to timely furnish such Borrower Materials to each Lender in accordance with this Agreement. For the avoidance of doubt, a Lender may request to receive Borrower Materials while another Lender continues to waive delivery of such Borrower Materials.

(b) The parties hereto hereby agree that neither the Borrower nor the Administrative Agent shall, and each such Person shall cause each of its employees, officers, directors (or equivalent persons), Affiliates, attorneys, agents and representatives not to, from and after a Lender has delivered an Information Waiver Notice, provide any Borrower Materials or portion thereof that has not been marked “PUBLIC” by the Borrower to such Lender or any of its attorneys, agents or representatives (other than the Administrative Agent and its attorneys), without the express prior written consent of such Lender (which consent may be provided by written notice to the Borrower and the Administrative Agent in a specified case or on an ongoing basis (subject in any case to such Lender’s right to withdraw such consent in a subsequent written notice to the Borrower and the Administrative Agent)) (such consent, an “Information Waiver Revocation”).

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first set forth above.

THERATECHNOLOGIES INC., as the Borrower

By:
	Name:	Paul Lévesque
	Title:	President and Chief Executive Officer

By:
	Name:	Philippe Dubuc
	Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Credit Agreement]

MAM LENDER TIGER, LLC, as a Lender

By:
	Name:	Louis Hanover
	Title:	Authorized Signatory

MARATHON HEALTHCARE FINANCE FUND, L.P., as a Lender

By: Marathon Healthcare Finance Fund GP, LLC

By:
	Name:	Louis Hanover
	Title:	Chief Investment Officer

[Signature Page to Credit Agreement]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION
as the Administrative Agent

By:
Name:
Title:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION
as the Collateral Agent

By:
Name:
Title:

[Signature Page to Credit Agreement]

SCHEDULE 1.1

Commitment Schedule

[REDACTED: Commitment Portion.]

SCHEDULE 10.2

Addresses for Notices

[REDACTED: Addresses for Notices.]

EXHIBIT A

Form of Note

[REDACTED: Form of Note.]

EXHIBIT B

Form of Compliance Certificate

[REDACTED: Form of Compliance Certificate.]

EXHIBIT C

Form of Borrowing Request

[REDACTED: Form of Borrowing Request.]

EXHIBIT D

Form of Guarantee

[REDACTED: Form of Guarantee.]

EXHIBIT E

Form of U.S. Security Agreement

[REDACTED: Form of U.S. Security Agreement.]

EXHIBIT F

Form of Pledge Agreement

[REDACTED: Form of Pledge Agreement.]

EXHIBIT G

Form of Deed of Hypothec

[REDACTED: Form of Deed of Hypothec.]

EXHIBIT H

Form of Irish Security Agreement

[REDACTED: Form of Security Agreement.]

EXHIBIT I

Form of Irish Share Charge

[REDACTED: Form of Irish Share Charge.]

EXHIBIT J

Form of Assignment and Assumption Agreement

[REDACTED: Form of Assignment and Assumption Agreement.]

CONFIDENTIAL	EXHIBIT B

Form of Disclosure Letter

[REDACTED: Form of Disclosure Letter.]

Project Titan – Commitment Letter

Exhibit B